PROSPECTUS (Subject to Completion)

Issued March 12, 1996

                               111,000,000 Shares

                              LUCENT TECHNOLOGIES
                                  COMMON STOCK
                            ------------------------
                                                                      LOGO


OF THE 111,000,000 SHARES OF COMMON STOCK BEING OFFERED, 97,000,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S.
   UNDERWRITERS AND 14,000,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. ALL OF THE
     SHARES OF COMMON STOCK ARE BEING OFFERED BY LUCENT TECHNOLOGIES INC., WHICH IS CURRENTLY A WHOLLY OWNED SUBSIDIARY OF AT&T CORP. PRIOR TO
       THE OFFERINGS, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON
       STOCK. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING
        PRICE WILL BE BETWEEN $22 AND $25 PER SHARE. SEE "UNDERWRITING"
        FOR A DISCUSSION OF THE FACTORS CONSIDERED IN DETERMINING THE
                         INITIAL PUBLIC OFFERING PRICE.

AFTER THE OFFERINGS, AT&T WILL OWN APPROXIMATELY 82.5% (80.4% IF THE U.S. UNDERWRITERS EXERCISE THEIR OVERALLOTMENT OPTION IN FULL) OF THE COMMON STOCK.
  AT&T HAS ANNOUNCED ITS INTENTION, SUBJECT TO SATISFACTION OF CERTAIN CONDITIONS, TO DIVEST ITS OWNERSHIP INTEREST IN THE COMPANY BY DECEMBER
    31, 1996 BY MEANS OF A TAX-FREE DISTRIBUTION TO ITS SHAREHOLDERS. SEE "ARRANGEMENTS BETWEEN THE COMPANY AND AT&T."

                            ------------------------


 THE COMMON STOCK HAS BEEN APPROVED FOR LISTING, SUBJECT TO OFFICIAL NOTICE OF
                    ISSUANCE, ON THE NEW YORK STOCK EXCHANGE


                             UNDER THE SYMBOL "LU."

                            ------------------------

   SEE  "RISK  FACTORS"  BEGINNING  ON  PAGE  9  FOR  INFORMATION  CONCERNING
      CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED
            UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                OFFENSE.

      --------------------------------------------------------------------------

                             PRICE $       A SHARE

                                ----------------


                                                          UNDERWRITING
                                        PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                         PUBLIC          COMMISSIONS(1)      THE COMPANY(2)
                                    ----------------    ----------------    ----------------
Per Share(3)..................             $                   $                   $
Total(4)......................             $                   $                   $


------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


    (2) Before deducting expenses payable by the Company estimated at $12,000,000.



    (3) Each Share will have attached one Preferred Share Purchase Right which will initially trade together with the Share.



    (4) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 16,650,000 additional shares of Common Stock at the Price to Public less Underwriting Discounts and Commissions for the purpose of covering overallotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions
        and Proceeds to the Company will be $        , $        and $        ,
        respectively. See "Underwriting."

                            ------------------------

     The shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that
delivery of the shares will be made on or about             , 1996 at the office
of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in same-day funds.
                            ------------------------

                           Joint Global Coordinators
MORGAN STANLEY & CO.                                        GOLDMAN, SACHS & CO.
         Incorporated
                            ------------------------

MORGAN STANLEY & CO.                                        GOLDMAN, SACHS & CO.
            Incorporated

                              MERRILL LYNCH & CO.


BEAR, STEARNS & CO. INC.


           CS FIRST BOSTON


                     J.P. MORGAN & CO.


                                        PAINEWEBBER INCORPORATED

          , 1996

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     UNTIL               , 1996 (25 DAYS AFTER COMMENCEMENT OF THE OFFERINGS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

     For investors outside the United States: No action has been or will be taken in any jurisdiction by the Company or by any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

     In this Prospectus references to "dollars" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.
                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         -----
Prospectus Summary....................       3
Risk Factors..........................       9
The Company...........................      15
Use of Proceeds.......................      17
Dividend Policy.......................      17
Certain Transactions in Connection
  with the Offerings..................      18
Capitalization........................      20
Selected Financial Data...............      21
Pro Forma Condensed Financial
  Statements..........................      22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................      24

                                         PAGE
                                         -----
Business..............................      36
Management............................      54
Arrangements Between the Company and
  AT&T................................      72
Principal Stockholder.................      87
Description of Capital Stock..........      88
Shares Eligible for Future Sale.......      94
Underwriting..........................      96
Legal Matters.........................      99
Experts...............................      99
Available Information.................      99
Index to Financial Statements.........     F-1


                            ------------------------


     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVERALLOT OR
EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULE 10B-6, 10B-7 AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                            ------------------------

     This Prospectus contains trademarks, service marks or registered marks of the Company, AT&T Corp. ("AT&T"), their respective subsidiaries, and other companies, as indicated.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information set forth elsewhere in this Prospectus. As used herein, references to the "Company" include the historical operating results and activities of, and assets and liabilities assigned to, the businesses and operations which comprise the Company as of the date hereof. Unless otherwise indicated, all data in this Prospectus (i) are based on the assumption that the U.S. Underwriters do not exercise their overallotment option and (ii) give effect to a stock split or other issuance of shares which will result in AT&T owning 524,624,894 shares of Common Stock prior to the closing of the Offerings.

                            ------------------------

                                  THE COMPANY


     Lucent Technologies Inc. (the "Company") is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products. The Company is a global market leader in the sale of public telecommunications systems, and is a supplier of systems or software to 23 of the world's 25 largest network operators. The Company is also a global market leader in the sale of business communications systems and in the sale of microelectronic components for communications applications to manufacturers of communications systems and computers. Further, the Company is the largest supplier in the United States of telecommunications products for consumers. In addition, the Company has provided engineering, installation, maintenance or operations support services to over 250 network operators in 75 countries, over
1.4 million business locations in the United States, and approximately 100,000 business locations in over 90 other countries. The Company's research and development activities are conducted through Bell Laboratories ("Bell Labs"), which consists of approximately three-quarters of the total resources of AT&T's former Bell Laboratories division, one of the world's foremost industrial research and development organizations.



     The Company's revenues of $21,413 million for the year ended December 31, 1995, were generated from the sale of systems for network operators (54% of total revenues), business communications systems (24%), microelectronic products (9%), consumer products (8%), and other systems and products, including integrated systems for the United States government (5%). In 1995, approximately 77% of the Company's revenue was generated from sales in the United States and approximately 23% internationally (including exports). For the year ended December 31, 1995, the Company recorded a net loss of $867 million, including restructuring and other charges of $2,801 million before taxes (or $1,847 million after taxes.)



     Systems for Network Operators. The Company's systems and software enable network operators to provide wireline and wireless local, long distance and international voice, data and video communications services. The Company's switching, transmission and cable systems are packaged and customized with application software, operations support systems and associated professional services, and range in size from small rural telephone systems to some of the world's largest wireline and wireless networks. The Company's network operator customers include local, long distance and international telecommunications companies and cable television companies. The Company has a wireline local access installed base (the number of access lines serviced by switches manufactured by the Company) of approximately 110 million lines, representing approximately 58% of the United States and 13% of the worldwide installed base. The Company's wireless systems are in operation in nine of the top ten United States Metropolitan Statistical Areas ("MSAs").


     Business Communications Systems. The Company's business systems are primarily customer premises-based telecommunications systems which are used in networks that enable businesses to communicate within and between locations. The Company has the largest installed base in the United States of private branch exchanges ("PBXs"), key systems, structured cabling systems and voice processing systems. In addition, the Company's direct sales, installation and maintenance force works with business customers to integrate the Company's hardware and software into customized applications such as call centers, which support such customer services as banking by telephone and airline reservations.

     Microelectronics. The Company's microelectronic components include high-performance integrated circuits ("ICs"), electronic power systems and optoelectronic components for communications applications. These microelectronic products are important components of many of the Company's own systems and products. The Company also supplies these components to other manufacturers of communications systems and computers. The Company is a market leader in several IC product areas critical to communications applications, including digital signal processors ("DSPs") for digital cellular telephones and standard-cell application specific integrated circuits ("ASICs"). The Company's DSPs were included in more than half of the world's digital cellular telephones shipped in the year ended December 31, 1995.



     Consumer Products. The Company offers a wide range of corded, cordless and cellular telephones, telephone answering systems and related accessories in the United States for consumers and small businesses. In 1995, the Company sold 31% of the corded telephones, 28% of the cordless telephones and 35% of the telephone answering systems sold in the United States, approximately double the market share of any single competitor in each of these categories.


                               INDUSTRY OVERVIEW

     The global telecommunications networking industry includes systems, software and products used for voice, data and video communications. This industry has undergone significant transformation and growth since the mid-1980's as a result of changes in domestic and international public policy, technological innovations and economic factors. The Company believes that these forces will intensify, and that the number of customers and the complexity of the networks they demand will increase. In addition, the Company believes that these networks will increasingly become multifunctional in nature, supporting simultaneous wireline or wireless access to any combination of voice, data and video communications services, thus reducing the operating costs associated with separate networks. The Company further believes that the traditionally distinct technology platforms supporting voice and data will converge, as will those platforms for the traditionally separate wireline and wireless networks. In the Company's view, significant industry growth areas will include wireless access, multifunctional systems and networking software. The Company further believes that the principal building blocks of the industry are and will continue to be software, microelectronics and product innovation in advanced digital switching and transmission platforms, supported by a competency in and a knowledge of telecommunications networking.

                                    STRATEGY

     The Company believes that the global public policy, technological and economic forces transforming the telecommunications industry are creating opportunities for the Company to capitalize on its competency in and knowledge of networking, software and microelectronics. The Company intends to utilize the research and development capabilities of Bell Labs, its broad and well established product lines and its strong global customer relationships with leading network operators and major businesses to remain a leader in telecommunications networking and to capitalize on the growing convergence of voice and data and of wireline and wireless networks. Further, the Company is increasing its focus on customers in the United States and internationally who consider AT&T as a competitor or potential competitor and therefore have been reluctant to rely on AT&T as a strategic supplier. The Company believes that growth opportunities will be available in both developed and developing countries, and that a significant portion of its growth will derive from the sale of telecommunications networking systems outside the United States. The Company intends to focus its efforts globally on wireless networks, multifunctional systems and networking software.

     Wireless Networks. The Company's strategy is to provide network operators and businesses with complete, flexible wireless networks which will complement or, in the case of systems for network operators, compete over time with wireline networks. The Company's sales of wireless infrastructure systems have grown as a percent of total revenues from 6.1% in 1993 to 10.3% in 1995. The Company's wireless infrastructure systems for mobile and fixed access are designed to support leading air interface standards around the world. The Company believes that its recent advances and innovations in microelectronics and software will produce further enhancements to its wireless communications systems.

     Multifunctional Systems. The Company's strategy is to provide network operators and businesses with flexible integrated multifunctional systems that will enable them to enhance their networks to support simultaneously wireline or wireless access to any combination of voice, data and video communications. The

Company intends to continue to utilize its expertise in digital switching, digital transmission, optical technologies and telecommunications networking software to provide these systems.

     Networking Software. The Company's strategy is to use its software expertise to enable network operators and businesses to continue to offer their customers new and differentiating services. Further, the Company intends to continue to offer telecommunications networking software that simplifies the operation of networks and automates labor intensive network management and provisioning tasks to reduce operating expenses and improve network efficiency. The Company is pursuing these objectives through its research and development activities at Bell Labs, where, in 1995, approximately two-thirds of the technical staff were engaged in software-related activities.

     The Company intends to pursue the above strategies globally through a strong management emphasis on the rapid commercialization of customer-focused technological innovations. The Company believes that, as an independent entity, it will have a greater ability to pursue these strategies by defining its own priorities and maintaining a focus on its customers. In response to its establishment as a stand-alone entity, the Company has undertaken a comprehensive review of all of its operations, including its organizational structure, products and markets, with a view toward maximizing its return on investments. In connection with this review, the Company adopted a strategic reorganization plan and recorded pre-tax restructuring charges of $2,613 million, and other charges for asset impairments and other items of $188 million, in the fourth quarter of 1995. See "The Company -- Strategic Reorganization" and "Business -- Strategy."

                              SEPARATION FROM AT&T


     The Company is currently a wholly owned subsidiary of AT&T. On September 20, 1995, AT&T announced its intention to create a separate company composed of the AT&T businesses and operations that now comprise the Company, and the associated assets and liabilities of such businesses and operations (the "Separation"). AT&T also announced its intention to distribute to its shareholders by December 31, 1996, subject to certain conditions, all of its interest in the Company following the Offerings (the "Distribution"). See "The Company -- Conditions to the Distribution." After the completion of the Offerings and prior to the Distribution, AT&T will own approximately 82.5% of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of the Company (80.4% if the U.S. Underwriters exercise their overallotment option in full). The Company, AT&T and, in certain cases, NCR Corporation ("NCR"), a wholly owned subsidiary of AT&T, have entered into or will, on or prior to the consummation of the Offerings (the "Closing Date"), enter into certain agreements providing for the Separation and governing various interim and ongoing relationships between and among the three companies, including an agreement between the Company and AT&T providing for the purchase of products, licensed materials and services from the Company. See "Arrangements Between the Company and AT&T."

                                 THE OFFERINGS


Common Stock Offered
  U.S. Offering.........................  97,000,000 shares
  International Offering................  14,000,000 shares
     Total Offerings....................  111,000,000 shares(1)(3)
Common Stock to be outstanding
  immediately after the Offerings.......  635,624,894 shares(1)(2)
Common Stock to be held by AT&T
  immediately after the Offerings.......  524,624,894 shares(1)(3)
Use of Proceeds.........................  The net proceeds to the Company from the Offerings are estimated to be approximately $2,500 million
                                          ($2,875 million if the U.S. Underwriters exercise
                                          their overallotment option in full) (assuming an
                                          initial public offering price of $23.50 per share,
                                          the mid-point of the range set forth on the cover
                                          page of this Prospectus, after deducting estimated
                                          underwriting discounts and commissions and
                                          estimated offering expenses). Such net proceeds
                                          will be used to repay approximately $2,500 million
                                          of the $3,000 million of indebtedness expected to
                                          be outstanding under the Working Capital Facility
                                          (as defined herein) and any excess over $2,500
                                          million will be used for general corporate
                                          purposes. See "Use of Proceeds."
Dividend Policy.........................  It is anticipated that, subject to the Company's financial results and declaration by the Company's
                                          Board of Directors (the "Company Board"), the
                                          Company initially will pay a quarterly dividend of
                                          $.075 per share of Common Stock, beginning with a
                                          dividend payable in the third quarter of 1996 in
                                          respect of the operations of the Company in the
                                          second quarter of 1996. If the Company does not
                                          have sufficient earnings and profits for federal
                                          income tax purposes prior to the Distribution,
                                          dividends paid on the Common Stock prior to the
                                          Distribution would be treated for federal income
                                          tax purposes as non-taxable return of capital to
                                          the extent of the holder's basis in the Common
                                          Stock and as a capital gain to the extent of any
                                          excess over such basis. See "Dividend Policy."
NYSE Symbol.............................  LU
Rights..................................  One Right (as defined herein) will be attached to each share of Common Stock sold in the Offerings.
                                          See "Description of Capital Stock -- Antitakeover
                                          Effects of Certain Provisions of the Certificate
                                          and By-Laws."


---------------

(1) Does not include up to 16,650,000 shares of Common Stock which the U.S. Underwriters have the option to purchase solely to cover overallotments. If the U.S. Underwriters exercise their overallotment option in full, 652,274,894 shares of Common Stock will be outstanding after the Offerings.


(2) Does not include shares of Common Stock that will be issuable upon exercise of employee stock options, (not all of which will be immediately exercisable) and other Common Stock-based employee benefit awards that will be issued at the time of the Distribution under the Company's 1996 Long Term Incentive Plan (the "1996 LTIP") in substitution for AT&T Stock Awards (as defined herein). See "Management -- Executive Compensation" and "Arrangements Between the Company and AT&T -- Employee Benefits Agreement."


(3) The Company currently has 1,000 shares of Common Stock outstanding, all of which are held by AT&T. The Company will effect a stock split or other issuance of shares which will result in AT&T owning 524,624,894 shares of Common Stock immediately prior to the Closing Date.

                             SUMMARY FINANCIAL DATA


     The following table presents summary selected historical financial data of the Company. The information set forth below should be read in conjunction with "Pro Forma Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto included elsewhere in this Prospectus. The consolidated statement of operations data set forth below for each of the three years ended December 31, 1995 and the consolidated balance sheet data at December 31, 1995 and 1994 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus, and should be read in conjunction with those financial statements and the notes thereto. The consolidated balance sheet data at December 31, 1993 are derived from the audited consolidated balance sheet of the Company at December 31, 1993, which is not included in this Prospectus. The consolidated statement of operations data for each of the two years ended December 31, 1992 and the consolidated balance sheet data at December 31, 1992 and 1991 are derived from unaudited consolidated financial statements not included in this Prospectus.


     The historical financial information may not be indicative of the Company's future performance and does not necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand-alone entity during the periods covered. Per share data for net income and dividends have not been presented because the Company's business was operated through divisions of AT&T for the periods presented. See "Risk Factors -- Limited Relevance of Historical Financial Information."


                                                            YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1995       1994       1993       1992       1991
                                              --------   --------   --------   --------   --------
                                                                               (UNAUDITED) (UNAUDITED)
                                                                 (IN MILLIONS)
STATEMENT OF OPERATIONS DATA
  Revenues..................................  $ 21,413   $ 19,765   $ 17,734   $ 17,312   $ 16,312
  Costs(1)..................................    12,945     11,337     10,088     10,383      9,385
     Gross margin...........................     8,468      8,428      7,646      6,929      6,927
  Operating expenses
     Selling, general and administrative
       expenses(1)(2).......................     7,083      5,360      5,016      4,814      6,241
     Research and development expenses(1)...     2,385      2,097      1,961      1,711      1,996
  Operating income (loss)...................    (1,000)       971        669        404     (1,310)
  Income (loss) before income taxes and
     cumulative effects of accounting
     changes................................    (1,138)       784        619        278     (1,522)
  Income (loss) before cumulative effects of
     accounting changes.....................      (867)       482        430        179       (971)
  Cumulative effects of accounting
     changes................................        --         --     (4,208)        --         --
  Net income (loss)(1)......................      (867)       482     (3,778)       179       (971)



                                                                AT DECEMBER 31,
                                              ----------------------------------------------------
                                                1995       1994       1993       1992       1991
                                              --------   --------   --------   --------   --------
                                                                 (IN MILLIONS) (UNAUDITED) (UNAUDITED)
BALANCE SHEET DATA
  Total assets..............................  $ 19,722   $ 17,340   $ 17,109   $ 14,466   $ 14,840
  Total debt................................     4,014      3,164      3,195      3,942      4,871
  Stockholder's equity......................     1,434      2,476      2,580      3,098      3,827


---------------
(1) 1995 includes pre-tax restructuring and other charges of $2,801 ($1,847 after taxes) recorded as $892 of costs, $1,645 of selling, general and administrative expenses and $264 of research and development expenses. (See
    Note 5 of Notes to Consolidated Financial Statements.)

(2) 1991 includes pre-tax restructuring and other charges of $1,006 ($612 after taxes).

                SUMMARY PRO FORMA CONDENSED FINANCIAL STATEMENTS


     The following unaudited pro forma condensed financial statement data for the Company as of and for the year ended December 31, 1995 give effect to (i) the Offerings, assuming an initial public offering price of $23.50 per share (the mid-point of the range set forth on the cover page of this Prospectus),
(ii) the retention by AT&T of accounts receivable having a face amount estimated for pro forma purposes at approximately $2,000 million, (iii) borrowings by the Company under the Working Capital Facility estimated for pro forma purposes at $3,000 million and the repayment of approximately $2,500 million thereof with proceeds from the Offerings, and (iv) the prepayment by AT&T of $500 million to be applied to accounts receivable from AT&T that are due and payable on or after January 1, 1997 for the purchase of products, licensed materials and services from the Company (such retention of accounts receivable, borrowings and repayment under the Working Capital Facility and prepayment are referred to herein as the "Related Transactions"). See "Certain Transactions in Connection with the Offerings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." The unaudited pro forma adjustments were prepared assuming that the Offerings and the Related Transactions had occurred on December 31, 1995 for balance sheet data and January 1, 1995 for statement of operations data.


     The unaudited pro forma financial data presented below do not purport to represent what the financial position actually would have been had the Offerings and the Related Transactions occurred on the date referred to above or to project the Company's financial position for any future date. The unaudited pro forma data and adjustments should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of the Company and the notes thereto included elsewhere in this Prospectus.


                                                                         AT DECEMBER 31, 1995
                                                                --------------------------------------
                                                                             ADJUSTMENTS    PRO FORMA
                                                                HISTORICAL   (UNAUDITED)   (UNAUDITED)
                                                                ----------   -----------   -----------
                                                                            (IN MILLIONS)
BALANCE SHEET DATA
  Total assets................................................   $ 19,722      $ 1,500       $21,222
  Working capital.............................................       (384)         500           116
  Total debt..................................................      4,014          500         4,514
  Stockholders' equity........................................      1,434          500         1,934
STATEMENT OF OPERATIONS DATA
  Revenues....................................................   $ 21,413      $    --       $21,413
  Net loss....................................................       (867)         (18)         (885)
  Pro forma net loss per share................................      (1.65)                     (1.39)

                                  RISK FACTORS

     Purchasers of shares of Common Stock should carefully consider and evaluate all of the information set forth in this Prospectus, including the risk factors listed below. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Arrangements Between the Company and AT&T" for a description of other factors generally affecting the Company's business.

RISK OF NONCOMPLETION OF THE DISTRIBUTION

     AT&T has announced that, subject to certain conditions, AT&T intends to distribute to its shareholders by December 31, 1996 all of the Common Stock owned by AT&T following the Offerings. See "The Company -- Conditions to the Distribution" and "Arrangements Between the Company and AT&T -- Separation and Distribution Agreement." No assurance can be given that such conditions will be satisfied or waived, or that the Distribution will occur. As described herein, one of AT&T's principal reasons for deciding to effect the Distribution was to eliminate what AT&T perceived as a growing adverse impact on the Company's relationship with its customers and potential customers as a result of the Company's affiliation with AT&T. Although AT&T expects to effect the Distribution, it is likely that the failure of the Distribution to occur in the time frame contemplated or at all would materially adversely affect the Company. See "The Company -- Background of the Separation and Distribution."

CONTROL BY AT&T PENDING THE DISTRIBUTION; ONGOING RELATIONSHIP WITH AT&T


     Prior to the Distribution, AT&T will control the Company and will continue to be able to elect the entire Company Board and to determine the outcome of corporate actions requiring stockholder approval. After the completion of the Offerings and prior to the Distribution, AT&T will own approximately 82.5% of the outstanding shares of Common Stock (80.4% if the U.S. Underwriters exercise their overallotment option in full). See "Principal Stockholder."


     The Company currently has, and after the Offerings and the Distribution will continue to have, a variety of contractual relationships with AT&T and its affiliates, including a multi-year purchase agreement, under which AT&T will remain one of the Company's largest customers. There can be no assurance that existing and potential customers will not be deterred by the existence of these relationships or by the historical ties between the Company and AT&T. See "Arrangements Between the Company and AT&T."


POSSIBILITY OF SUBSTANTIAL SALES OF COMMON STOCK



     The planned Distribution would involve the distribution of an aggregate of 524,624,894 shares of Common Stock to the shareholders of AT&T by December 31, 1996. Substantially all of such shares would be eligible for immediate resale in the public market. The Company is unable to predict whether substantial amounts of Common Stock will be sold in the open market in anticipation of, or following, the Distribution. Any sales of substantial amounts of Common Stock in the public market, or the perception that such sales might occur, whether as a result of the Distribution or otherwise, could materially adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."


COMPETITION

     The Company currently faces significant competition in its markets and expects that the level of price and product competition will increase. In addition, as a result of both the trend toward global expansion by foreign and domestic competitors and technological and public policy changes, the Company anticipates that new and different competitors will enter its markets. These competitors may include entrants from the telecommunications, software and data networking industries. Existing competitors have, and new competitors may have, strong financial capability, technological expertise and well-recognized brand names. Depending on the continuing pace of global expansion by domestic and foreign competitors, the nature of their product offerings and prices, and the extent to which they benefit from foreign market subsidies, as well as the new types of product offerings from companies in other industries and the timing and circumstances of the entry of these competitors into the Company's markets, the Company's future revenues and net income could be materially adversely affected. See "Business."

     In addition, the Regional Bell Operating Companies (the "RBOCs") historically have been prohibited from manufacturing telecommunications equipment by the terms of the Modification of Final Judgment (the "MFJ") entered into in connection with the divestiture of the RBOCs by AT&T in 1984. The RBOCs are major customers of the Company. The recently enacted Telecommunications Act of 1996 (the "Telecommunications Act") contains provisions that permit the RBOCs, subject to satisfying certain conditions designed to facilitate local exchange competition, to manufacture telecommunications equipment. In light of these provisions, it is possible that one or more RBOCs may decide to manufacture telecommunications equipment, to design and provide telecommunications software, or to form alliances with other manufacturers. Any of these developments could result in increased competition for the Company and reduce the RBOCs' purchases from the Company.


DEPENDENCE ON NEW PRODUCT DEVELOPMENT

     The markets for the Company's principal products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and evolving methods of building and operating telecommunications systems for network operators and business customers. The Company's operating results will depend to a significant extent on its ability to continue to introduce new systems, software and services successfully on a timely basis and to reduce costs of existing systems, software and services. The success of these and other new offerings is dependent on several factors, including proper identification of customer needs, cost, timely completion and introduction, differentiation from offerings of the Company's competitors and market acceptance. There can be no assurance that the Company will successfully identify new product or service opportunities and develop and bring new systems, software and services to market in a timely manner, or that products or technologies developed by others will not render the Company's offerings obsolete or noncompetitive. Any such development could have a material adverse effect on the Company's future competitive position and results of operations. In addition, new technological innovations generally require a substantial investment before any assurance is available as to their commercial viability, including, in some cases, certification by international and domestic standards-setting bodies. See "Business." There can be no assurance that any of the technologies in which the Company is focusing its research and development investments will achieve broad acceptance in the marketplace, and the lack of such market acceptance could have a material adverse effect on the Company's future competitive position and results of operations.

     In addition, there can be no assurance that the Company will be able to attract and retain the highly skilled technical personnel necessary to enable the Company to develop new products, systems and software successfully.


POTENTIAL ENVIRONMENTAL LIABILITIES



     The Company's current and historical manufacturing and research operations are subject to a wide range of environmental protection laws in the United States and other countries. In the United States, these laws often require parties to fund remedial action regardless of fault. The Company has remedial and investigatory activities, including assessment and cleanup work, underway at 46 current and former manufacturing, laboratory and recycling facilities to comply, or to determine compliance, with applicable environmental protection laws. AT&T and its subsidiaries have been listed as potentially responsible parties ("PRPs") at numerous "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or comparable state statutes, either by a government agency (which may have either sought information concerning AT&T's connection to the site, or may have sought from AT&T participation in site cleanup work or contribution toward the cost of site cleanup), or by a private party seeking contribution to site cleanup costs. Under the terms of the Separation and Distribution Agreement (as defined herein), the Company will assume or indemnify AT&T for all liabilities primarily relating to, arising out of or resulting from (i) the operation of the Company Business (as defined herein) as conducted at any time prior to, on or after the Closing Date or (ii) any Company Assets (as defined herein), including, without limitation, those associated with these sites. It is often difficult to estimate the future impact of environmental matters, including potential liabilities. Although the Company believes that its reserves are adequate, there can be no assurance that the amount of capital expenditures and other expenses which will be required to complete remedial actions and to comply with applicable environmental laws will not exceed the amounts reflected in the Company's reserves or will not have a material adverse effect on the financial condition of the Company or on the Company's results of operations.

RISK OF INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS


     The Company relies on patent, trademark, trade secret and copyright laws both to protect its proprietary technology and to protect the Company against claims from others. The Company believes that it has direct intellectual property rights or rights under cross-licensing arrangements covering substantially all of its material technologies and has not received notice of any claims against it which it believes are valid. Given the technological complexity of the Company's systems and products, however, there can be no assurance that claims of infringement will not be asserted against the Company or against the Company's customers in connection with their use of the Company's systems and products, nor can there be any assurance as to the outcome of any such claims. The Company is being assigned ownership of the substantial majority of the current AT&T patents. Pursuant to the patent license agreement to be entered into among the Company, AT&T and NCR, the Company has been given rights, subject to specified limitations, to pass through to its customers certain rights under the approximately 400 patents retained by AT&T. There can be no assurance that the Company's customers and potential customers will be satisfied with the pass-through rights available to them under the patents retained by AT&T or with any indemnification commitments the Company may be willing to provide in connection therewith. See "Arrangements Between the Company and AT&T -- Patent Licenses and Related Matters" and "-- Technology Licenses and Related Matters."


RELIANCE ON MAJOR CUSTOMERS


     Historically, the Company has relied on a limited number of customers for a substantial portion of its total revenues. In terms of total revenues, the Company's largest customer has been AT&T, although other large customers may purchase more of any particular system or product line. The contribution of AT&T to the Company's total revenues and percentage of total revenues for the years ended December 31, 1995, 1994 and 1993 was $2,119 million (9.9%), $2,137 million
(10.8%) and $1,967 million (11.1%), respectively. Except as set forth in the General Purchase Agreement and the Supplemental Agreements (each as defined herein) entered into between the Company and AT&T, following the Offerings AT&T is not obligated to make any minimum level of future purchases from the Company or to provide the Company with binding forecasts of product purchases for any future period. Pursuant to the General Purchase Agreement, AT&T and its designated affiliates have committed to purchase an aggregate of at least $3,000 million of products, licensed materials and services from the Company during the three-year period ending December 31, 1998. If AT&T does not meet this purchase commitment by December 31, 1998, AT&T will be required thereafter to pay interest based on the shortfall until the $3,000 million purchase commitment is met. See "Arrangements Between the Company and AT&T -- Purchase Agreements."


     In addition, sales to approximately ten network operators (including AT&T), some of which may vary from year to year, constituted approximately 38%, 41% and 42% of total revenues in the years ended December 31, 1995, 1994 and 1993, respectively. The Company has diversified its customer base in the past several years and expects this trend to continue. Nevertheless, the Company expects that a significant portion of its future revenues will continue to be generated by a limited number of customers. See "Business." The loss of any of these customers or any substantial reduction in orders by any of these customers could materially adversely affect the Company's operating results. The United States government is, in the aggregate, also a large customer of the Company. Given the current pressures on the government to reduce its overall level of spending, there can be no assurance that government purchases from the Company will not decrease in the future.

MULTI-YEAR CONTRACTS

     The Company has several significant contracts for the sale of infrastructure systems to network operators which extend over a multi-year period. In certain cases, these contracts relate to new technologies which may not have been deployed previously on a large scale commercial basis, and there can be no assurance that these contracts can be completed on a timely basis, in accordance with the customer's technical specifications or without significant cost overruns. Certain of the Company's multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject the Company to substantial penalties, damages or non-payment, or could result in contract termination. There can be no assurance of the Company's ability to satisfy these requirements completely, without losses. In addition, specific terms of such contracts may cause revenues under these agreements to fluctuate. The Company expects that multi-year contracts it may enter into in the future may give rise to similar uncertainties.


     One of the Company's multi-year contracts is with Pacific Bell for the provision of a broadband network based on hybrid fiber-coaxial cable technology. Implementation difficulties and cost overruns have arisen under this contract, which may result in claims being made by the parties under the contract. The Company and Pacific Bell are conducting negotiations in an effort to resolve outstanding issues and potential claims. The Company's historical financial statements reflect a reserve relating to this contract. Based on the future negotiations with Pacific Bell, the Company will continue to assess the adequacy of this reserve.



SEASONALITY; ANTICIPATED LOSS FOR FIRST HALF OF 1996


     The Company's business is highly seasonal, with revenue and net income concentrated in the fourth quarter of the year. Consequently, during the three quarters ending in March, June and September, the Company historically has not been as profitable as in the quarter ending in December, and the Company traditionally incurs losses in the first quarter. Such seasonality also causes the Company's cash flow requirements to vary greatly from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Variability in the Company's Business."


     In the first quarter of 1996, the Company expects to incur a net loss before cumulative effects of accounting changes, net of taxes in the range of $100 million to $140 million as compared to a net loss of $22 million in the first quarter of 1995. For the second quarter of 1996, the Company expects that it may earn substantially less than the $159 million earned in the second quarter of 1995, resulting in a loss for the first half of 1996. There are several factors influencing the significantly lower operating results anticipated for the first half of 1996: (i) one-time expenses associated with the Company's transition to operation as an independent publicly held company, including replication and modification of information, payroll and financial systems, and development of corporate identity programs; (ii) increased selling, general and administrative expenses associated with plans that pre-date the Company's restructuring decisions; (iii) the planned increase in expenditure by the Company for research and development; and (iv) one-time costs associated with the integration of the businesses purchased from Philips Electronics NV ("Philips") in February 1996. The impact on selling, general and administrative expenses of the actions taken in connection with the Company's strategic reorganization is not expected to be realized until the second quarter of 1996 and subsequent periods.


ABSENCE OF HISTORY AS A STAND-ALONE COMPANY

     The Company has never operated as a stand-alone company. After the Offerings and prior to the Distribution, the Company will continue to be a subsidiary of AT&T, but will operate as a stand-alone company, and AT&T will have no obligation to provide assistance to the Company or any of its subsidiaries except as described in "Arrangements Between the Company and AT&T."

     In anticipation of being established as a stand-alone entity, the Company has reviewed its business and operations and is implementing certain organizational changes. See "The Company -- Strategic Reorganization." The Company believes that these changes, when implemented, will have a positive impact. However, there can be no assurance that this positive impact will be realized or that these changes will not have an adverse impact on the Company's future revenues and net income.

LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION

     The financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Company been a separate, stand-alone entity during the periods presented. The financial information included herein does not reflect many significant changes that will occur in the funding and operations of the Company as a result of the Separation and the Offerings. In addition, the consolidated financial statements of the Company include certain assets, liabilities, revenues and expenses which were not historically recorded at the level of, but are associated with, the businesses transferred to the Company. See "Certain Transactions in Connection with the Offerings," "Pro Forma Condensed Financial Statements," including the discussion of the assumptions reflected therein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

CHANGE OF COMPANY BRAND NAME

     In connection with the Separation, the Company will, rapidly in the case of some products and over specified periods of time in the case of other products, change the trademarks and trade names under which it conducts its business. The Company believes that its sale of business communications systems to small businesses and sales of consumer products have benefitted from the use of the "AT&T" brand name. The impact of the change in trademarks and trade names and other changes (including, without limitation, restrictions on the use of the "AT&T" brand name and related trade dress) on the Company's business and operations cannot be fully predicted. See "Arrangements Between the Company and AT&T -- Brand License and Related Matters."


FUTURE CAPITAL REQUIREMENTS; ABSENCE OF AT&T FUNDING


     The Company's working capital requirements and cash flow provided by operating activities can vary greatly from quarter to quarter, depending on the volume of production, the timing of deliveries, the build-up of inventories, and the payment terms offered to customers. In the past, the Company's working capital needs have been satisfied pursuant to AT&T's corporate-wide cash management policies. However, AT&T is no longer providing funds to finance the Company's operations.


     The Company believes that the proceeds of the Offerings, along with the Working Capital Facility, cash flow from operations and long- and short-term debt financings, will be sufficient to satisfy its future working capital, capital expenditure, research and development and debt service requirements, including debt service requirements on the Commercial Paper Program (as defined herein). On February 26, 1996, the Company filed a shelf registration statement on Form S-3 (Registration No. 333-01223) (as it may be amended, the "Shelf Registration Statement") to register the offering from time to time of up to $3,500 million of long-term debt. Although the Company believes that it will be able to access the capital markets on terms and in amounts that will be satisfactory to it, there can be no assurance that the Company will be successful in this regard. The historical financial statements of the Company reflect an interest rate applicable to short-term debt of AT&T. The Company expects that it will incur long-term debt as well as short-term debt, and that it may not be able to obtain financing with interest rates as favorable as those historically enjoyed by AT&T, with the result that its cost of capital will be higher than that reflected in the Company's historical financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition, Liquidity and Capital Resources."



     Network operators, domestically and internationally, increasingly have required their suppliers to arrange or provide long-term financing for them as a condition to obtaining or bidding on infrastructure projects. These projects may require financing in amounts ranging from modest sums to over a billion dollars. In this regard, in February 1996, the Company entered into an agreement with MajorCo L.P., an affiliate of Sprint Spectrum LP ("SSLP"), to supply and install approximately 60% of SSLP's market areas over a five-year period. This agreement is conditioned, among other things, upon the Company providing (or guaranteeing) long-term financing to SSLP for its purchase of equipment and services from the Company. The Company has entered into discussions with SSLP with respect to such financing and has proposed providing (or guaranteeing) $1,000 million of long-term financing for SSLP's purchases from the Company. These discussions are ongoing. The ability of the Company to arrange or provide financing for network operators generally, without AT&T's support, will depend on a number of factors, including the Company's capital structure and level of available credit. There can be no assurance that the Company will be able to continue to arrange or provide such financing following the Offerings on terms and conditions, and in amounts, that will be satisfactory to such network operators. Any such inability of the Company to arrange or provide financing in accordance with its past practices could have a material adverse effect on the Company's financial condition and results of operations.

RISK OF INTERNATIONAL GROWTH AND FOREIGN EXCHANGE

     The Company intends to continue to pursue growth opportunities in international markets. In many international markets, long-standing relationships between potential customers of the Company and their local providers, and protective regulations, including local content requirements and type approvals, create barriers to entry. In addition, pursuit of such international growth opportunities may require significant investments for an extended period before returns on such investments, if any, are realized. Such projects and investments could be adversely affected by reversals or delays in the opening of foreign markets to new competitors, exchange controls, currency fluctuations, investment policies, repatriation of cash, nationalization, social and political risks, taxation, and other factors, depending on the country in which such opportunity arises. In addition, the laws and policies of the United States affecting foreign trade, investment and taxation could also adversely affect such projects and investments. There can be no assurance that the Company will be able to overcome these barriers.

     A significant change in the value of the dollar against the currency of one or more countries where the Company recognizes substantial revenue or earnings may materially adversely affect the Company's results. The Company attempts to mitigate any such effects through the use of foreign currency contracts, although there can be no assurances that such attempts will be successful.

CERTAIN ANTITAKEOVER EFFECTS

     The Restated Certificate of Incorporation of the Company (the "Certificate") and the By-Laws of the Company (the "By-Laws"), the Rights, and applicable provisions of the Delaware General Corporation Law (the "DGCL"), contain several provisions that may make more difficult the acquisition of control of the Company without the approval of the Company Board. Certain provisions of the Certificate and the By-Laws, among other things, (i) classify the Company Board into three classes, each of which (after an initial transition period) will serve for staggered three-year periods; (ii) provide that a director of the Company may be removed by the stockholders only for cause; (iii) provide that only the Company Board or the Chairman of the Board of the Company may call special meetings of the stockholders; (iv) provide that the stockholders may take action only at a meeting of the stockholders; (v) provide that stockholders must comply with certain advance notice procedures in order to nominate candidates for election to the Company Board or to place stockholders' proposals on the agenda for consideration at meetings of the stockholders; and
(vi) provide that the stockholders may amend or repeal any of the foregoing provisions of the Certificate or the By-Laws only by a vote of 80% of the stock entitled to vote generally in the election of directors (the "Voting Stock"). The Rights would cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved in advance by the Company Board. With certain exceptions, Section 203 of the DGCL ("Section 203") imposes certain restrictions on mergers and other business combinations between the Company and any holder of 15% or more of the Common Stock. Some of the provisions described above do not apply to, or otherwise contain exceptions for, AT&T as long as AT&T beneficially owns a majority of the Common Stock. See "Description of Capital Stock -- Antitakeover Effects of Certain Provisions of the Certificate and By-Laws" and " -- Delaware Business Combination Statute."

ABSENCE OF A PUBLIC MARKET FOR THE COMMON STOCK


     Prior to the Offerings, there has been no public market for the Common Stock. Although the Common Stock has been approved for listing, subject to official notice of issuance, on The New York Stock Exchange, Inc. (the "NYSE"), there can be no assurance that an active public market for the Common Stock will develop or that the price at which the Common Stock will trade will not be lower than the initial public offering price. The initial public offering price will be determined through negotiations between the Company and the Underwriters. See "Underwriting."

                                  THE COMPANY


     The Company is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products. The Company is a global market leader in the sale of public telecommunications systems, and is a supplier of systems or software to 23 of the world's 25 largest network operators. The Company is also a global market leader in the sale of business communications systems and in the sale of microelectronic components for communications applications to manufacturers of communications systems and computers. Further, the Company is the largest supplier in the United States of telecommunications products for consumers. In addition, the Company has provided engineering, installation, maintenance or operations support services to over 250 network operators in 75 countries, over 1.4 million business locations in the United States and approximately 100,000 business locations in over 90 other countries. The Company's research and development activities are conducted through Bell Labs, which consists of approximately three-quarters of the total resources of AT&T's former Bell Laboratories division, one of the world's foremost industrial research and development organizations.



     The Company's revenues of $21,413 million for the year ended December 31, 1995 were generated from the sale of systems for network operators (54% of total revenues), business communications systems (24%), microelectronic products (9%), consumer products (8%) and other systems and products, including integrated systems for the United States government (5%). In 1995, approximately 77% of the Company's revenue was generated from sales in the United States and approximately 23% internationally (including exports). For the year ended December 31, 1995, the Company recorded a net loss of $867 million, including restructuring and other charges of $2,801 million before taxes (or $1,847 million after taxes).



     The Company was incorporated in Delaware in November 1995. The Company has its principal executive offices at 600 Mountain Avenue, Murray Hill, New Jersey 07974. Its telephone number at such offices is (908) 582-8500. The Company is currently a wholly owned subsidiary of AT&T. Prior to February 1, 1996, AT&T conducted the Company's businesses through various divisions and subsidiaries. For the year ended December 31, 1995, the Company's revenues excluding sales to AT&T were $19,294 million, which accounted for 24.2% of AT&T's total external revenues.


BACKGROUND OF THE SEPARATION AND DISTRIBUTION


     Historically, AT&T has viewed its strategy of vertical integration, combining communications equipment, communications services and other businesses, as a source of strength in addressing the challenges and opportunities presented by the environment in which it has done business. However, changes in customer needs and demands, public policy and technology are creating a new industry structure in which, increasingly, the advantages of this vertical integration strategy are outweighed by its costs and disadvantages. As a result of the industry restructuring over the past decade, new actual and potential competitors of AT&T have been created by the growth of companies formerly affiliated with AT&T and by the expansion of other domestic and international companies, both geographically and in terms of scope of services provided. These changes have resulted in a situation in which many of the actual and potential customers of the Company are or will be competitors of AT&T's communications services business. As a result, the obstacles currently faced by the Company in marketing its products to competitors and potential competitors of AT&T's communications services business have become severe and are expected to continue to intensify. For these reasons, AT&T has announced that, subject to certain conditions, AT&T intends to distribute to its shareholders by December 31, 1996 all of the Common Stock owned by AT&T after the Offerings. See "Risk Factors -- Risk of Noncompletion of the Distribution."



     After the completion of the Offerings and prior to the Distribution, AT&T will own approximately 82.5% of the outstanding shares of Common Stock (80.4% if the U.S. Underwriters exercise their overallotment option in full). The Company and AT&T have entered into certain agreements providing for the Separation and the provision by AT&T of certain interim services to the Company. See "Arrangements Between the Company and AT&T."

CONDITIONS TO THE DISTRIBUTION


     The Distribution is subject to the satisfaction, or waiver by the Board of Directors of AT&T (the "AT&T Board"), in its sole discretion, of the following conditions: (i) a private letter ruling from the Internal Revenue Service (the "IRS") shall have been obtained, and shall continue in effect, to the effect that, among other things, the Distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), and the transfer to the Company of assets and the assumption by the Company of liabilities in connection with the Separation will not result in recognition of any gain or loss for federal income tax purposes to AT&T, the Company or AT&T's or the Company's shareholders, and such ruling shall be in form and substance satisfactory to AT&T, in its sole discretion; (ii) any material Governmental Approvals and Consents (as such terms are defined in the Separation and Distribution Agreement) necessary to consummate the Distribution shall have been obtained and shall be in full force and effect; (iii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect, and no other event outside the control of AT&T shall have occurred or failed to occur that prevents the consummation of the Distribution; and (iv) no other events or developments shall have occurred subsequent to the Closing Date that, in the judgment of the AT&T Board, would result in the Distribution having a material adverse effect on AT&T or on the shareholders of AT&T. The AT&T Board will have the sole discretion to determine the date of consummation of the Distribution (the "Distribution Date") at any time after the Closing Date and on or prior to December 31, 1996. AT&T has agreed to consummate the Distribution no later than December 31, 1996, subject to the satisfaction, or waiver by the AT&T Board, in its sole discretion, of the conditions set forth above. In the event that any such condition shall not have been satisfied or waived on or before December 31, 1996, AT&T has agreed to consummate the Distribution as promptly as practicable following the satisfaction or waiver of all such conditions. AT&T may terminate the obligation to consummate the Distribution if the Distribution has not occurred by December 31, 1997. In addition, with the consent of the Company and AT&T, the Separation and Distribution Agreement may be amended or terminated at any time prior to the Distribution Date. See "Risk Factors -- Risk of Noncompletion of the Distribution" and "Arrangements Between the Company and AT&T -- Separation and Distribution Agreement."


STRATEGIC REORGANIZATION

     The Company historically has operated as part of AT&T. The Separation will establish the Company as a stand-alone entity with objectives separate from those of AT&T. The Company intends to focus its resources and management emphasis on the technologies and markets it views as critical to its long-term success as a stand-alone entity. The Company therefore has undertaken a comprehensive review of all of its operations, including its organizational structure, products and markets, with a view toward maximizing its return on investments. In connection with this review, the Company adopted a strategic reorganization plan and recorded a pre-tax restructuring charge of $2,613 million in the fourth quarter of 1995. In addition, in the fourth quarter of 1995, the Company recorded a charge of $188 million for asset impairments and other items.


     As part of these efforts, and as announced January 2, 1996, the Company will eliminate approximately 22,000 positions, of which approximately 11,000 are management positions and 11,000 occupational positions. Approximately 1,000 additional management employees are employed by businesses that the Company has announced plans to sell. As of December 31, 1995, approximately 4,100 management employees have accepted a voluntary severance package, the majority of whom will leave the Company in early 1996. The Company expects approximately 70% of all separations to be completed by the end of 1996 and the majority of the remaining separations to be completed during 1997. These reductions are the result of the Company's decisions to form a single corporate structure that eliminated duplicative management and streamlined administrative functions, and to outsource certain corporate functions.



     The Company's reorganization efforts also include a plan to close all of the Company's 338 retail stores (the "Phone Center Stores"), most of which are expected to be closed by May 1996. In addition, the Company plans to consolidate certain international facilities and functions for international customers that previously were performed in the United States. In conjunction with these work force reduction and consolidation efforts, the Company intends to reduce its leased space from approximately 19 million square feet to approximately 14 million square feet and to reduce its owned space from approximately 37 million square feet to approximately 28 million square feet.


     As part of the redefinition of its objectives, the Company intends to focus its investments on its core technologies, primarily through expanded and targeted research and development efforts. Consequently, the Company has decided to sell and exit tangential product lines and markets, including the manufacturing of certain data communications equipment, backplanes and printed circuit boards. In 1995, revenues associated with operations that the Company has exited or expects to exit in connection with these reorganization efforts accounted for approximately 4.6% of the Company's total revenues. Where appropriate, the Company will pursue core technologies through strategic acquisitions, partnerships or joint ventures. For example, on February 7, 1996, the Company completed the acquisition of several manufacturing and other operations of certain subsidiaries of Philips, primarily in France and Germany (the "Philips Businesses"), for approximately $260 million in cash, plus the assumption of certain liabilities relating to those operations. The acquired operations relate to synchronous digital hierarchy ("SDH") technology, global systems for mobile communications ("GSM") technology, and Philips' fixed wireless system technology, which is based on the DECT (digital enhanced cordless telephone) standard. This acquisition is designed to permit the Company to expand its global line of systems which support non-United States standards for mobile and fixed wireless access and digital optical transport.


     Finally, in addition to seeking to control expenses, the Company is instituting processes designed to reduce the costs and time required to develop and bring to market new systems, software and products. The Company intends to create product realization centers at which it will locate Bell Labs developers with product managers and manufacturing teams. The Company's development efforts will be oriented toward scaleable and reusable software and microelectronic technologies that it intends to incorporate into products addressing multiple marketplaces.

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offerings are estimated to be approximately $2,500 million ($2,875 million if the U.S. Underwriters exercise their overallotment option in full) after deducting estimated underwriting discounts and commissions and offering expenses, assuming an initial public offering price of $23.50 per share, the mid-point of the range set forth on the cover page of this Prospectus. Such proceeds will be used to repay approximately $2,500 million of indebtedness outstanding under the Working Capital Facility and any excess over this amount will be used for general corporate purposes. As of March 8, 1996, the Company had borrowed $420 million under the Working Capital Facility, all of which was used for general working capital purposes. However, the Company anticipates borrowing up to $3,000 million prior to the closing of the Offerings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition, Liquidity and Capital Resources."


                                DIVIDEND POLICY


     It is anticipated that, following the Offerings, the Company initially will declare and pay cash dividends at the quarterly rate of $.075 per share of Common Stock, beginning with a dividend payable in the third quarter of 1996 in respect of the operations of the Company in the second quarter of 1996. The declaration of dividends by the Company and the amount thereof will, however, be in the discretion of the Company Board and will depend upon the Company's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Company Board.


     There is no assurance that the Company will have earnings and profits for federal income tax purposes until the Distribution. To the extent the Company does not have sufficient earnings and profits, dividends paid on the Common Stock prior to the Distribution would be treated for federal income tax purposes as a non-taxable return of capital to the extent of the holder's basis in the Common Stock and as a capital gain to the extent of any excess over such basis. Dividends paid to corporate holders that are treated as return of capital or capital gains would not qualify for the intercorporate dividends-received deduction. See "Risk Factors -- Risk of Noncompletion of the Distribution."

             CERTAIN TRANSACTIONS IN CONNECTION WITH THE OFFERINGS


     The Company is currently a wholly owned subsidiary of AT&T. Prior to February 1, 1996, AT&T conducted the Company's businesses through various divisions and subsidiaries. Beginning February 1, 1996, AT&T began effectuating the Separation by transferring to the Company the assets and liabilities related to such businesses, except that AT&T is retaining accounts receivable having a face amount estimated for pro forma purposes at approximately $2,000 million. The Company believes that the Separation will be substantially completed, including the transfer of substantially all of such assets and liabilities, by the Closing Date. Certain international assets of AT&T may be held by the Company or its subsidiaries at the Closing Date subject to agreements to transfer these assets to AT&T upon receipt of necessary consents or approvals. Such AT&T assets have not been reflected in the Company's financial statements. In addition, employee benefits assets will be held by AT&T or employee benefit trusts subject to agreements to transfer these assets to the Company or trusts established by the Company following the Distribution. See "Arrangements Between the Company and AT&T -- Separation and Distribution Agreement" and "-- Employee Benefits Agreement."



     The Separation and the transactions being undertaken in connection therewith, including the Offerings and the Distribution, are being effected pursuant to a Separation and Distribution Agreement, dated as of February 1, 1996, by and among the Company, AT&T and NCR (the "Separation and Distribution Agreement"). AT&T has announced that, subject to certain conditions, AT&T intends to distribute to its shareholders by December 31, 1996 all of the Common Stock of the Company owned by AT&T following the Offerings. See "Arrangements Between the Company and AT&T -- Separation and Distribution Agreement."



     In addition, as contemplated by the Separation and Distribution Agreement, the Company, AT&T and, in certain cases, NCR have entered into or will, on or prior to the Closing Date, enter into certain ancillary agreements which govern various interim and ongoing relationships between and among the three companies (the "Ancillary Agreements"). The Ancillary Agreements include agreements with respect to employee benefit arrangements, intellectual property arrangements, the provision of interim services, tax sharing and various commercial arrangements, including the sale of equipment by the Company to AT&T. Pursuant to the General Purchase Agreement, AT&T and its designated affiliates have committed to purchase an aggregate of at least $3,000 million of products, licensed materials and services from the Company during the three-year period ending December 31, 1998. If AT&T does not meet this purchase commitment by December 31, 1998, AT&T will be required thereafter to pay interest based on the shortfall until the $3,000 million purchase commitment is met. AT&T has also agreed to prepay $500 million to the Company, on or prior to the Closing Date, to be applied to accounts receivable from AT&T that are due and payable on or after January 1, 1997 for the purchase of products, licensed materials and services from the Company. See "Arrangements Between the Company and AT&T."



     As reflected in the audited consolidated balance sheets for the Company at December 31, 1995 and 1994, the Company has had limited direct third-party indebtedness and historically has relied on internally generated funds and funds provided by AT&T to finance its operations. However, AT&T is no longer providing funds to finance the Company's operations. The Company has entered into a Competitive Advance and Revolving Credit Facility Agreement, dated as of March 4, 1996, with Chemical Bank, as Agent (the "Working Capital Facility"), pursuant to which the Company may borrow up to $4,000 million, subject to the terms and conditions thereof. For a summary of certain provisions of the Working Capital Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition, Liquidity and Capital Resources." The Company expects to repay approximately $2,500 million of the amounts drawn under the Working Capital Facility with the proceeds of the Offerings.



     In addition, AT&T has commenced issuance of up to $4,000 million of short-term debt under a commercial paper facility (the "Commercial Paper Program") which will be assumed by the Company, subject to certain conditions, at the Closing Date. The Commercial Paper Program will be comprised of short-term borrowings in the commercial paper market at market interest rates. It is contemplated that AT&T will retain as of the Closing Date the proceeds of all borrowings under the Commercial Paper Program and that

AT&T will be released from all of its obligations thereunder, with the result that the Company will become the obligor thereunder. The Commercial Paper Program will be supported by a back-up credit facility with third-party financial institutions initially entered into by AT&T but which will be assumed by the Company, subject to certain conditions, at the Closing Date. Neither AT&T nor the Company expects to make any borrowings under the back-up credit facility. The Company expects that, over time, the Company may refinance all or part of the Commercial Paper Program from the proceeds of short- or long-term borrowings. In this regard, the Company has filed the Shelf Registration Statement to register the offering from time to time of up to $3,500 million of long-term debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "-- Financial Condition, Liquidity and Capital Resources."



     In deciding upon the initial capitalization of the Company, which is being established in part by the retention by AT&T of accounts receivable and the assumption by the Company of the Commercial Paper Program, a number of factors were considered. These factors include the Company's prospective financing requirements, the Company's working capital expenditure requirements, the Company's desired credit rating, the Company's pro forma debt to capital ratio, and the Company's need to procure bid and performance bonds, to arrange or provide customer financing, to engage in hedging transactions and to attain required self-insurance levels. The Company believes that the proceeds of the Offerings, as well as the Working Capital Facility, cash flow from operations and short- and long-term debt financings, will be sufficient to satisfy its future working capital, capital expenditure, research and development and debt service requirements, including debt service requirements on the Commercial Paper Program. The Company also believes that it will be able to procure bid and performance bonds, to arrange or provide customer financing as necessary, and to engage in hedging transactions, on commercially acceptable terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition, Liquidity and Capital Resources" and "Risk Factors -- Future Capital Requirements; Absence of AT&T Funding."

                                 CAPITALIZATION


     Set forth below is the historical capitalization of the Company at December 31, 1995 and on a pro forma basis to give effect to the Offerings (assuming an initial public offering price of $23.50 per share, the mid-point of the range set forth on the cover page of this Prospectus) and the Related Transactions. The unaudited pro forma balance sheet set forth below should be read in conjunction with the unaudited pro forma condensed financial statements of the Company and the historical financial statements of the Company appearing elsewhere in this Prospectus. For an explanation of the adjustments made in order to derive the unaudited pro forma information below, see "Certain Transactions in Connection with the Offerings" and "Pro Forma Condensed Financial Statements."



                                                                       AT DECEMBER 31, 1995
                                                                    ---------------------------
                                                                                      PRO FORMA
                                                                    HISTORICAL        (UNAUDITED)
                                                                    -----------       ---------
                                                                           (IN MILLIONS)
SHORT-TERM DEBT:
  Debt maturing within one year...................................    $    49          $    49
  Debt sharing amount in anticipation of assumption of the
     Commercial Paper Program.....................................      3,842               --
  Commercial Paper Program........................................         --            3,842
  Working Capital Facility........................................         --              500
                                                                     --------         ------- -
          Total short-term debt...................................    $ 3,891          $ 4,391
                                                                     ========         ========
LONG-TERM DEBT....................................................    $   123          $   123
STOCKHOLDERS' EQUITY:
  Common stock....................................................         --                6
  Additional paid-in capital......................................      1,406            1,900
  Foreign currency translation....................................         28               28
                                                                     --------         ------- -
          Total stockholders' equity..............................      1,434            1,934
                                                                     --------         ------- -
TOTAL CAPITALIZATION..............................................    $ 1,557          $ 2,057
                                                                     ========         ========

                            SELECTED FINANCIAL DATA


     The following table presents selected historical financial data of the Company. The information set forth below should be read in conjunction with "Pro Forma Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto included elsewhere in this Prospectus. The consolidated statement of operations data set forth below for each of the three years ended December 31, 1995 and the consolidated balance sheet data at December 31, 1995 and 1994 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus, and should be read in conjunction with those financial statements and the notes thereto. The consolidated balance sheet data at December 31, 1993 are derived from the audited consolidated balance sheet of the Company at December 31, 1993, which is not included in this Prospectus. The consolidated statement of operations data for each of the two years ended December 31, 1992 and the consolidated balance sheet data at December 31, 1992 and 1991 are derived from unaudited consolidated financial statements not included in this Prospectus.


     The historical financial information may not be indicative of the Company's future performance and does not necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand-alone entity during the periods covered. Per share data for net income and dividends have not been presented because the Company's businesses were operated through various divisions and subsidiaries of AT&T for the periods presented. See "Risk Factors -- Limited Relevance of Historical Financial Information."


                                                               YEAR ENDED DECEMBER 31,
                                            -------------------------------------------------------------
                                              1995       1994        1993          1992          1991
                                            --------   --------   -----------   -----------   -----------
                                                                                (UNAUDITED)   (UNAUDITED)
                                                                    (IN MILLIONS)
STATEMENT OF OPERATIONS DATA
  Revenues................................  $ 21,413   $ 19,765    $   17,734    $  17,312     $  16,312
  Costs(1)................................    12,945     11,337        10,088       10,383         9,385
     Gross margin.........................     8,468      8,428         7,646        6,929         6,927
  Operating expenses
     Selling, general and administrative
       expenses(1)(2).....................     7,083      5,360         5,016        4,814         6,241
     Research and development
       expenses(1)........................     2,385      2,097         1,961        1,711         1,996
  Operating income (loss).................    (1,000)       971           669          404        (1,310)
  Income (loss) before income taxes and
     cumulative effects of accounting
     changes..............................    (1,138)       784           619          278        (1,522)
  Income (loss) before cumulative effects
     of accounting changes................      (867)       482           430          179          (971)
  Cumulative effects of accounting
     changes..............................        --         --        (4,208)          --            --
  Net income (loss)(1)....................      (867)       482        (3,778)         179          (971)



                                                                   AT DECEMBER 31,
                                            -------------------------------------------------------------
                                              1995       1994        1993          1992          1991
                                            --------   --------   -----------   -----------   -----------
                                                                                (UNAUDITED)   (UNAUDITED)
                                                                    (IN MILLIONS)
BALANCE SHEET DATA
  Total assets............................  $ 19,722   $ 17,340    $   17,109    $  14,466     $  14,840
  Total debt..............................     4,014      3,164         3,195        3,942         4,871
  Stockholder's equity....................     1,434      2,476         2,580        3,098         3,827


---------------
(1) 1995 includes pre-tax restructuring and other charges of $2,801 ($1,847 after taxes) recorded as $892 of costs, $1,645 of selling, general and administrative expenses and $264 of research and development expenses. (See
    Note 5 of Notes to Consolidated Financial Statements).

(2) 1991 includes pre-tax restructuring and other charges of $1,006 ($612 after taxes).

                    PRO FORMA CONDENSED FINANCIAL STATEMENTS


     The unaudited pro forma condensed financial statements set forth below have been prepared assuming that the Offerings and the Related Transactions occurred on December 31, 1995 for pro forma condensed balance sheet purposes and January 1, 1995 for pro forma condensed statement of operations purposes. THE UNAUDITED PRO FORMA BALANCE SHEET PRESENTED BELOW DOES NOT PURPORT TO REPRESENT WHAT THE COMPANY'S FINANCIAL POSITION ACTUALLY WOULD HAVE BEEN HAD THE OFFERINGS AND THE RELATED TRANSACTIONS OCCURRED ON THE DATE INDICATED OR TO PROJECT THE COMPANY'S FINANCIAL POSITION FOR ANY FUTURE DATE. THE UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1995, SET FORTH BELOW, DOES NOT PURPORT TO REPRESENT WHAT THE COMPANY'S OPERATIONS ACTUALLY WOULD HAVE BEEN HAD THE OFFERINGS AND THE RELATED TRANSACTIONS OCCURRED ON THE DATE INDICATED OR TO PROJECT THE COMPANY'S OPERATING RESULTS FOR ANY FUTURE PERIOD. The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The unaudited pro forma balance sheet should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus.


                       PRO FORMA CONDENSED BALANCE SHEET



                                                                      AT DECEMBER 31, 1995
                                                          ---------------------------------------------
                                                                          ADJUSTMENTS        PRO FORMA
                                                          HISTORICAL      (UNAUDITED)       (UNAUDITED)
                                                          ----------     --------------     -----------
                                                          (IN MILLIONS)
ASSETS
Cash and cash equivalents...............................   $    448         $  3,500(2)(5)    $ 3,948
Accounts receivable -- net..............................      5,354           (2,000)(3)        3,354
Inventories.............................................      3,222                             3,222
Deferred income taxes -- net............................      1,482                             1,482
Other current assets....................................        173                               173
                                                          ----------     --------------     -----------
     Total current assets...............................     10,679            1,500           12,179
Property, plant and equipment -- net....................      4,338                             4,338
Prepaid pension costs...................................      2,522                             2,522
Deferred income taxes -- net............................        872                               872
Capitalized software....................................        387                               387
Other assets............................................        924                               924
                                                          ----------     --------------     -----------
     Total assets.......................................   $ 19,722         $  1,500          $21,222
                                                            =======      ===========        =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable........................................   $  1,229         $                 $ 1,229
Payroll and benefit-related liabilities.................      3,026                             3,026
Postretirement and postemployment benefit liabilities...        227                               227
Debt sharing amount in anticipation of assumption of the
  Commercial Paper Program..............................      3,842           (3,842)(4)           --
Commercial Paper Program................................                       3,842(4)         3,842
Working Capital Facility................................                         500(1)(5)        500
Debt maturing within one year...........................         49                                49
Other current liabilities...............................      2,690              500(2)         3,190
                                                          ----------                        -----------
  Total current liabilities.............................     11,063                            12,063
Postretirement and postemployment benefit liabilities...      5,569                             5,569
Long-term debt..........................................        123                               123
Other liabilities.......................................      1,533                             1,533
                                                          ----------     --------------     -----------
  Total liabilities.....................................     18,288            1,000           19,288
Stockholders' equity
  Common Stock..........................................         --                6(1)             6
  Additional paid-in capital............................      1,406              494(1)(3)      1,900
  Foreign currency translation..........................         28                                28
                                                          ----------     --------------     -----------
Total stockholders' equity..............................      1,434              500            1,934
                                                          ----------     --------------     -----------
          Total liabilities and stockholders' equity....   $ 19,722         $  1,500          $21,222
                                                            =======      ===========        =========


---------------

(1) Reflects the sale of 111,000,000 shares in the Offerings assuming a purchase price of $23.50 per share (the mid-point of the range set forth on the cover page of this Prospectus). As set forth under "Use of

Proceeds," the Company expects to use the proceeds of the Offerings to repay approximately $2,500 million of the $3,000 of indebtedness expected to be outstanding under the Working Capital Facility as of the Closing Date and any
   excess over $2,500 for general corporate purposes. Also reflects the stock split or other issuance resulting in the ownership by AT&T of 524,624,894 shares of Common Stock.


(2) Gives effect to the prepayment by AT&T of $500 to be applied to accounts receivable from AT&T that are due and payable on or after January 1, 1997 for the purchase of products, licensed materials and services from the Company.

(3) Reflects the retention by AT&T of customer accounts receivable having a face amount estimated for pro forma purposes at approximately $2,000.


(4) As described in Note 7 of Notes to Consolidated Financial Statements, amounts shown as outstanding under the Debt Sharing Agreement at December 31, 1995 will be replaced with Commercial Paper issued by AT&T and assumed by the Company on the Closing Date.



(5) The Company has entered into a $4,000 Working Capital Facility to fund working capital subsequent to February 1, 1996. The Company expects to borrow $3,000 under the Working Capital Facility prior to the Offerings. For purposes of the Pro Forma Condensed Balance Sheet, the Company has assumed that $2,500 of the $3,000 will be repaid from the proceeds of the Offerings. The interest rate on the borrowings under the Working Capital Facility was assumed to be 5.75% per annum, resulting in interest expense of $14.4. A change in the assumed interest rate of 1/8% per annum would increase or decrease interest expense by $.3.



                    PRO FORMA CONDENSED STATEMENT OF OPERATIONS



                                                               FOR THE YEAR ENDED DECEMBER 31, 1995
                                                             ----------------------------------------
                                                                            ADJUSTMENTS     PRO FORMA
                                                             HISTORICAL     (UNAUDITED)     (UNAUDITED)
                                                             ----------     -----------     ---------
                                                                          (IN MILLIONS)
Revenues...................................................   $ 21,413                       $21,413
Costs......................................................     12,945                        12,943
  Gross margin.............................................      8,468                         8,468
Operating expenses.........................................
Selling, general and administrative expenses...............      7,083                         7,083
Research and development expenses..........................      2,385                         2,385
Operating income (loss)....................................     (1,000)                       (1,000)
Interest expense...........................................        302            29(1)          331
Income (loss) before income taxes and cumulative effects of
  accounting changes.......................................     (1,138)          (29)         (1,167)
Cumulative effects of accounting changes...................         --                            --
Net income (loss)..........................................       (867)          (18)           (885)
Loss per share
  (Historical -- based on 524,624,894 shares
     outstanding)..........................................      (1.65)
  (Pro forma -- based on 635,624,894 shares outstanding)...                                    (1.39)(2)


---------------

(1) As discussed in Note 5 to the Pro Forma Condensed Balance Sheet, the Company has entered into a $4,000 Working Capital Facility to fund working capital subsequent to February 1, 1996. For purposes of the Pro Forma Condensed Statement of Operations, the Company has assumed the Offerings and borrowings occurred on January 1, 1995, resulting in net borrowings of $500. The interest rate on the borrowings is assumed to be 5.75% per annum, based on federal funds rates plus twenty-five basis points, resulting in annual interest expense of $29 million. A change in the assumed interest rate of
     1/8% per annum would increase or decrease interest expense by $.4 million.



(2) Reflects the sale of an additional 111,000,000 shares of Common Stock in the Offerings. Does not include up to 16,650,000 shares of Common Stock which the U.S. Underwriters have the option to purchase solely to cover overallotments. If the U.S. Underwriters exercise their overallotment option in full, the pro forma net loss per share for 1995 would be $1.36.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     The Company is currently a wholly owned subsidiary of AT&T. Prior to February 1, 1996, AT&T conducted the Company's businesses through various divisions and subsidiaries. Beginning February 1, 1996, AT&T began effectuating the Separation by transferring to the Company the assets and liabilities related to such businesses, except that AT&T is retaining accounts receivable having a face amount estimated for pro forma purposes at approximately $2,000 million. The Company believes that the Separation will be substantially completed, including the transfer of substantially all of such assets and liabilities, by the Closing Date. Certain international assets of AT&T may be held by the Company or its subsidiaries at the Closing Date subject to agreements to transfer these assets to AT&T upon receipt of necessary consents or approvals. Such AT&T assets have not been reflected in the Company's financial statements. In addition, employee benefits assets will be held by AT&T or employee benefit trusts subject to agreements to transfer these assets to the Company or trusts established by the Company following the Distribution. See "Arrangements Between the Company and AT&T -- Separation and Distribution Agreement" and "-- Employee Benefits Agreement."



     The Separation and the transactions being undertaken in connection therewith, including the Offerings and the Distribution, are being effected pursuant to the Separation and Distribution Agreement. AT&T has announced that, subject to certain conditions, AT&T intends to distribute to its shareholders by December 31, 1996 all of the Common Stock of the Company owned by AT&T following the Offerings. See "Arrangements Between the Company and AT&T -- Separation and Distribution Agreement."



     After the completion of the Offerings and prior to the Distribution, AT&T will own approximately 82.5% of the outstanding shares of Common Stock (80.4% if the U.S. Underwriters exercise their overallotment option in full). The Company and AT&T and, in certain cases, NCR have entered into or will, on or prior to the Closing Date, enter into certain agreements providing for the Separation and governing various interim and ongoing relationships between and among the three companies, including an agreement between the Company and AT&T providing for the purchase of products, licensed materials and services from the Company. See "Arrangements Between the Company and AT&T."


     The consolidated financial statements of the Company, which are discussed below, reflect the results of operations, financial position and cash flows of the businesses transferred to the Company from AT&T in the Separation. As a result, the consolidated financial statements of the Company have been carved out from the financial statements of AT&T using the historical results of operations and historical basis of the assets and liabilities of such businesses. Additionally, the consolidated financial statements of the Company include certain assets, liabilities, revenues and expenses which were not historically recorded at the level of, but are primarily associated with, such businesses. Management believes the assumptions underlying the Company's financial statements to be reasonable.

     The financial information included herein, however, may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Company been a separate, stand-alone entity during the periods presented. This is due to the historical operation of the Company as part of the larger AT&T enterprise. The financial information included herein does not reflect the many significant changes that will occur in the funding and operations of the Company as a result of the Separation and the Offerings.


     As set forth in the financial information included herein, interest expense reflects interest associated with the aggregate borrowings for each period presented primarily using AT&T's blended borrowing rate. The average borrowings assumed to be outstanding for 1995, 1994, and 1993 were $3,589 million, $3,179 million and $3,568 million, respectively. The associated average interest rates were 7.3%, 7.4% and 6.3% per annum, respectively. In the future, the Company may not be able to obtain financing with interest rates as favorable as those enjoyed by AT&T with the result that the Company's cost of capital will be higher than that reflected in its historical financial statements. General corporate overhead related to AT&T's corporate headquarters and common support divisions has been allocated to the Company based on the ratio of the Company's external costs and expenses to AT&T's external costs and expenses. This allocation of AT&T's general corporate overhead expense may not reflect the Company's actual general corporate overhead expense as a separate entity. Also, certain expenses incurred by the Company were for services received from AT&T under direct contracting arrangements. Although management believes the allocations and the charges for such services to be reasonable, the costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had been an independent entity and had otherwise contracted for or managed these functions. Subsequent to the Separation, the Company will manage these functions using its own resources or contract with third parties to perform these services and, in addition, will be responsible for the costs and expenses associated with the management of a public corporation. In addition, income taxes were calculated as if the Company filed separate tax returns. However, AT&T was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand-alone entity.


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. In addition, there are certain risks and uncertainties inherent in operating the business, including the matters discussed below under "-- Variability in the Company's Business" and "-- Environmental." Other areas where estimates and judgments are required are discussed in the Notes to Consolidated Financial Statements included elsewhere in this Prospectus.


     Prior to the Separation, the businesses transferred to the Company were funded through AT&T and the Company had limited indebtedness to third parties. The Company plans to assume, as of the Closing Date, approximately $4,000 million of direct short-term debt under the Commercial Paper Program. To the extent that the aggregate amount of indebtedness of the Company shown in the consolidated financial statements exceeds the direct third-party indebtedness of the businesses transferred to the Company, such amount is reflected in the consolidated financial statements as debt and shown as "Debt sharing amount in anticipation of assumption of the Commercial Paper Program." This debt is classified as short-term debt, consistent with the expectation that the Company will assume, at the Closing Date, the commercial paper issued under the Commercial Paper Program.

STRATEGIC REORGANIZATION

     The Company historically has operated as part of AT&T. The Separation will establish the Company as a stand-alone entity with objectives separate from those of AT&T. The Company intends to focus its resources on the technologies and markets it views as critical to its long-term success as a stand-alone entity. The Company therefore has undertaken a comprehensive review of all of its operations, including its organizational structure, products and markets, with a view toward maximizing its return on investments. In connection with this review, the Company adopted a strategic reorganization plan and recorded a pre-tax restructuring charge of $2,613 million in the fourth quarter of 1995, in addition to charges of $188 million for asset impairments and other items.

     The total restructuring and other charges of $2,801 million ($1,847 million after taxes) for 1995 was recorded as $892 million of costs, $1,645 million of selling, general and administrative expenses, and $264 million of research and development expenses. The charges included $1,509 million for employee separation and other related items, $627 million for asset write-downs, $202 million for closing, selling and consolidating facilities and $463 million for other items. Of the total charges, $1,788 million will result in future cash payments and $1,013 million of the charges related to noncash items.

     As part of these efforts, and as announced January 2, 1996, the Company will eliminate approximately 22,000 positions, of which approximately 11,000 are management positions and 11,000 are occupational positions. Approximately 1,000 additional management employees are employed by operations that the Company has announced plans to sell. As of December 31, 1995, approximately 4,100 management employees have accepted a voluntary severance package, the majority of whom will leave the Company in early 1996. The Company expects approximately 70% of all separations to be completed by the end of 1996 and the majority of the remaining separations to be completed during 1997. These reductions are the result of the Company's decisions to form a single corporate structure that eliminates duplicative management and streamlines administrative functions, and to outsource certain corporate functions.



     The Company's reorganization efforts also include a plan to close all of the Company's 338 Phone Center Stores, most of which are expected to be closed by May 1996, and to distribute its consumer products only through national, regional and catalog retailers and network operators. In addition, the Company plans to consolidate certain international facilities.



     As part of the redefinition of its objectives, the Company intends to focus its investments on its core technologies, primarily through expanded and targeted research and development efforts. Consequently, the Company has decided to sell and exit tangential product lines and markets, including its Paradyne subsidiary which manufactures certain data communications equipment, and its microelectronics interconnect products business which manufactures backplanes and printed circuit boards. In 1995, revenues associated with operations that the Company has exited or expects to exit in connection with these reorganization efforts accounted for approximately 4.6% of the Company's total revenues. When appropriate, the Company will pursue core technologies through strategic acquisitions, partnerships or joint ventures. For example, the Company recently acquired certain telecommunications assets of the Philips Businesses to expand its global line of systems which support non-United States standards for mobile and fixed wireless access and digital optical transport.


     The restructuring charges also included costs associated with early termination of building leases, the closing, sale or consolidation of certain owned facilities and asset write-downs as part of the plan to sell certain businesses and to restructure certain operations.

VARIABILITY IN THE COMPANY'S BUSINESS

     There are a number of factors that contribute to variability in the Company's business. This variability can produce wide fluctuations in revenues and earnings quarter to quarter, and in some cases year to year. Variability is not a new trend and the Company expects it to continue, and possibly intensify. Notwithstanding this variability, the Company has increased both revenues and earnings (absent restructuring and other charges). The factors contributing to variability include seasonality, multi-year contracts and associated revenue recognition.

  Seasonality

     The following table sets forth the unaudited total revenues, gross margin and net income of the Company on a quarterly basis for each of the two years ended December 31, 1995:


                                        FIRST      SECOND     THIRD      FOURTH         TOTAL
                                        ------     ------     ------     -------       -------
                                                            (IN MILLIONS)
    1995
    Total revenues....................  $4,159     $5,083     $4,744     $ 7,427       $21,413
    Gross margin......................   1,850      2,251      2,042       2,325(1)      8,468(1)
    Net income (loss).................     (22)       159         13      (1,017)(2)      (867)(2)
    1994
    Total revenues....................   4,052      4,665      4,776       6,272        19,765
    Gross margin......................   1,740      2,028      2,006       2,654         8,428
    Net income (loss).................     (44)        77         44         405           482


---------------
(1) Includes restructuring charges of $892 of costs.

(2) Includes restructuring and other charges of $2,801 ($1,847 after taxes).

     Like most telecommunications systems manufacturers, the Company's sales are highly seasonal. Most of the Company's large customers delay a large and growing percentage of their capital expenditures until the fourth quarter due to cautious capital spending against budgets, while still seeking year-end tax benefits. A focus on project completion by year-end also supports this buying behavior. The Company has responded to this customer capital spending trend in various ways that assure product availability and the necessary sales focus during a critical quarterly period. Further, the Company has placed an increased focus on the completion of software releases by mid-year to allow for commercial availability and delivery in the fourth quarter. These software releases require significant research and development expenditures early in the year, with minimal offsetting revenues, but are key contributors to the Company's profits during the fourth quarter. The Company's promotional and sales incentive programs also tend to focus on the fourth quarter to sustain marketing support during this period. Additionally, sales of consumer products in the retail markets are generally stronger in the fourth quarter, corresponding to holiday buying. In contrast, adverse weather conditions and incomplete customer budget plans, as well as the impact of customer vacation schedules on deployment and purchasing plans, tend particularly to depress Company revenues during the first and third quarters, respectively.


     As a result of growing competitive pressures among network operators (which have led to an increasing emphasis on return on investment and the budgeting process), along with the increasing prominence of software as a percentage of the Company's revenues, the trend toward seasonality has been increasing over the past three years.


     Due to the foregoing factors, the Company's revenues and net income are strongest in the fourth quarter of each year, representing 34.7% and 31.7% of consolidated revenues and 84.7% (before restructuring and other charges) and 83.6% of net income in 1995 and 1994, respectively. Software sales were higher in the fourth quarter of 1995 than those in the comparable quarter in 1994. Consequently, the Company's results of operations for the first three quarters of each year have in the aggregate been significantly less profitable than the fourth quarter and the Company has frequently experienced net losses in the first quarter. For a discussion of the expected significantly lower operating results for the first and second quarters of 1996 as compared to the corresponding 1995 periods, see "Risk Factors -- Seasonality; Anticipated Loss for First Half of 1996."


  Multi-Year Contracts and Associated Revenue Recognition

     In recent years, the purchasing behavior of the Company's large customers has increasingly been characterized by the use of fewer, larger contracts. This trend is expected to intensify, and contributes to the variability of the Company's results. Such larger purchase contracts typically involve longer negotiating cycles, require the dedication of substantial amounts of working capital and other Company resources, and in general require investments which may substantially precede recognition of associated revenues. Moreover, in return for larger, longer-term purchase commitments, customers often demand more stringent acceptance criteria, which can also cause revenue recognition delays. Certain multi-year contracts may relate to new technologies which may not have been previously deployed on a large-scale commercial basis. The Company may incur significant initial cost overruns and losses on such contracts which would be recognized in the quarter in which they became ascertainable. Further profit estimates on such contracts are revised periodically over the lives of the contracts, and such revisions can have a significant impact on reported earnings in any one quarter.

     The Company has managed this particular aspect of variability by significantly reducing its product development, manufacturing and system deployment intervals. The Company has also invested in project management tools and disciplines to enhance its ability to execute successfully. Additionally, the Company has worked to deploy its resources against the highest-value projects. In part to manage the fluctuations produced by this buying behavior, the Company has diversified its customer base, both in the United States and internationally, and has developed relationships with other sets of customers (including, for example, competitive access providers ("CAPs"), cable television network operators and computer manufacturers).

     Revenue recognition for work on multi-year contracts is based upon the specific terms and conditions of each contract. These terms and conditions may vary markedly depending upon the nature of the technology being purchased and the development cycles of such technology, the specific requirements of the customer, delivery, deployment schedules and acceptance criteria. Therefore, the amount of purchases actually contracted for or deployed in a period may differ substantially from the revenues realized for the same period.


     One of the Company's multi-year contracts is with Pacific Bell for the provision of a broadband network based on hybrid fiber-coaxial cable technology. Implementation difficulties and cost overruns have arisen under this contract, which may result in claims being made by the parties under the contract. The Company and Pacific Bell are conducting negotiations in an effort to resolve outstanding issues and potential claims. The Company's historical financial statements reflect a reserve relating to this contract. Based on the future negotiations with Pacific Bell, the Company will continue to assess the adequacy of this reserve.


GENERAL

     The following table sets forth the Company's revenues by product line, and the approximate percentage of total revenues represented thereby, for each of the three years ended December 31, 1995:

                                                1995                1994                1993
                                           ---------------     ---------------     ---------------
                                                                (IN MILLIONS)
  Systems for Network Operators..........  $11,459      54%    $10,841      55%    $ 9,367      53%
  Business Communications Systems........    5,144      24       4,557      23       3,982      22
  Microelectronic Products...............    1,864       9       1,461       7       1,323       8
  Consumer Products......................    1,787       8       1,924      10       1,816      10
  Other Systems and Products.............    1,159       5         982       5       1,246       7
                                           -------     ---     -------     ---     -------     ---
     Total...............................  $21,413     100%    $19,765     100%    $17,734     100%
                                           =======     ===     =======     ===     =======     ===

     The following table sets forth a summary of costs and expenses as a percentage of revenues for each of the three years ended December 31, 1995, and for the year ended December 31, 1995 as adjusted to exclude the restructuring and other charges:

                                                                           1995      1994      1993
                                                             1995          -----     -----     -----
                                                         -------------
                                                         (AS ADJUSTED)
Revenues...............................................      100.0%        100.0%    100.0%    100.0%
Costs..................................................       56.3          60.5      57.4      56.9
                                                                                     ------
                                                                                         -
                                                           -------          ----                ----
  Gross margin.........................................       43.7          39.5      42.6      43.1
Operating expenses
  Selling, general and administrative
     expenses..........................................       25.4          33.1      27.1      28.3
  Research and development expenses....................        9.9          11.1      10.6      11.0
                                                                                     ------
                                                                                         -
                                                           -------          ----                ----
Operating income (loss)................................        8.4%         (4.7%)     4.9%      3.8%
                                                           =======          ====     =======    ====

1995 VERSUS 1994

     Revenues grew in the Company's three largest product lines in 1995 compared with 1994, causing total revenues to increase $1,648 million or 8.3%. Growth in revenues from customers outside the United States (international and export) provided 74.5% of the increase in revenues. International revenues (which include export revenues) represented 23.3% of total revenues in 1995 compared to 19.1% of total revenues in 1994.

     Revenues from systems for network operators were $11,459 million, an increase of $618 million or 5.7% in 1995 compared with 1994. Sales of wireless infrastructure to network operators accounted for approximately 15% of total sales to network operators. Sales in the United States were essentially flat, which the Company attributes to delays in spending by network operators and their growing reluctance to purchase from a potential competitor. However, domestic sales of wireless infrastructure increased approximately 19%. Revenues from systems for network operators outside the United States increased approximately 28% in 1995 compared with

1994. These increases were due primarily to increases in sales of wireless infrastructure of approximately 14%, to increases in sales of switching and transmission systems, including software, of approximately 22%, and to revenues under a $4,000 million multi-year contract awarded in 1994 to design and build a fully digital telecommunications network in Saudi Arabia.



     Revenues from business communications systems of $5,144 million increased $587 million or 12.9% in 1995 compared with 1994, primarily due to strong United States and international product sales growth. Service revenues increased due to growth in maintenance contracts and higher installation revenues associated with the increased sales. United States revenues grew approximately 10%, primarily due to increased sales of DEFINITY(R) products, including upgrades, and sales of INTUITY(TM) voice messaging products. This increase was offset in part by the continuing decline in the rental base of approximately $84 million, reflecting the Company's emphasis on the sale rather than rental of its products. International revenues grew approximately 36%, primarily due to sales of the Company's SYSTIMAX(R) structured cabling systems and higher sales through international distributors.



     Sales of microelectronic products of $1,864 million increased $403 million or 27.6% in 1995 compared with 1994, due to higher sales of ICs both inside and outside the United States. Most of this growth derived from sales to customers outside the United States. Included in microelectronic products are $50 million in sales of the Company's interconnect products business which the Company plans to sell.



     Revenues from consumer product sales (including $425 million in sales through the Phone Center Stores, which the Company plans to close) were $1,787 million, a decline of $137 million or 7.1% in 1995 compared with 1994. The decrease in 1995 revenues was primarily due to the expected continuing decline in the customer base for rental revenues for telephones and declines in product sales related to discontinued product lines, partially offset by strong consumer demand for cordless telephones.



     Revenues from sales of other systems and products of $1,159 million in 1995 increased $177 million or 18.0% compared with 1994, due to higher royalties. Sales of other systems and products include $388 million in revenues from the Company's Paradyne subsidiary, which the Company plans to sell.


     Costs of $12,945 million increased $1,608 million or 14.2% in 1995 compared with 1994. Excluding the restructuring and other charges of $892 million, costs grew $716 million or 6.3%, reflecting the higher volume of sales and services. Gross margin decreased to 39.5% in 1995 from 42.6% in 1994, due to restructuring and other charges. Excluding these charges, gross margin increased to 43.7% in 1995 from 1994, due to increased sales of higher margin software products to network operators, offset in part by the erosion of high margin rental revenues.

     Research and development expenses of $2,385 million increased $288 million or 13.7% in 1995 compared with 1994. This increase was due to restructuring charges of $264 million (which were principally related to the reduction in administrative support functions at Bell Labs and disposal of research and development assets related to changing technologies), as well as development work associated with software, wireless access and type approval and certification of products for local markets. Research and development expenses represented 11.1% of revenues in 1995 compared with 10.6% of revenues in 1994. Excluding the charges, research and development expenses represented 9.9% of revenues in 1995. Consistent with the Company's strategy, the Company expects that research and development expenses, as an absolute amount and as a percentage of revenues, will increase in 1996.

     Selling, general and administrative expenses of $7,083 million increased $1,723 million or 32.1% in 1995 compared with 1994. This increase was due to $1,645 million in restructuring and other charges and increased spending on sales and sales support efforts, including expenses relating to growth in international revenues. Selling, general and administrative expenses were 33.1% of revenues in 1995, an increase from 27.1% of revenues in 1994, reflecting the restructuring charges (which were principally related to the reduction in personnel in administrative and corporate support functions and at Phone Center Stores). Excluding the charges, selling general and administrative expenses were 25.4% of revenues in 1995, reflecting cost containment efforts.

     Interest expense in 1995 was $301 million, an increase of $31 million or 11% compared with 1994. The increase was due to higher average debt levels in 1995 compared with 1994. The average borrowings assumed to be outstanding in 1995 increased to approximately $3,589 million from approximately $3,179 million in 1994. The associated average interest rates were 7.3% per annum in 1995 compared with 7.4% per annum in 1994.



     Other income -- net increased $81 million to $164 million in 1995 compared with 1994, primarily due to gains on investments in 1995. See Note 4 of Notes to Consolidated Financial Statements.



     The effective income tax rate of 23.8% in 1995 decreased from 38.5% in 1994, primarily due to the nondeductibility of certain of the 1995 restructuring and other charges, which resulted in a net loss for 1995.



     For 1995, the Company had a net loss of $867 million, reflecting $2,801 million ($1,847 million after taxes) of restructuring and other charges. Excluding the charges, net income was $980 million, an increase of $498 million compared to 1994.


1994 VERSUS 1993


     Revenues grew in each of the Company's four main product lines in 1994 compared with 1993, causing revenue to increase $2,031 million or 11.5%. Growth in revenues from customers outside of the United States provided 38.4% of the increase. International revenues represented 19.1% of total revenues in 1994 compared with 16.9% in 1993.



     Revenues from systems for network operators rose $1,474 million or 15.7% to $10,841 million in 1994 compared with 1993. Approximately 16% of the revenue growth was the result of AG Communications Systems Corporation being accounted for on a consolidated basis after the Company increased its ownership to 80% from 49%. Sales of wireless infrastructure to network operators accounted for approximately 14% of total sales to network operators. Sales in the United States increased approximately 15%. The increases also resulted from an increase in wireless sales of approximately 55%, and an increase in sales of switching and transmission systems, including software, of approximately 13%. Revenues from systems for network operators outside the United States increased approximately 19%. These increases were due primarily to increases in wireless sales of approximately 49% and to increases in sales of switching and transmission systems, including software, of approximately 7%.



     Revenues from business communications systems were $4,557 million, an increase of $575 million or 14.4% in 1994 compared with 1993 due to strong United States and international product sales growth. Service revenues increased due to growth in maintenance contracts and higher installation revenues associated with the increased sales. Partially offsetting these increases was the erosion of the rental base of approximately $96 million which continued to drive rental revenues down. United States revenues grew approximately 10% primarily due to increased sales of DEFINITY products, including upgrades to accommodate expansion in the number of area codes, sales of INTUITY CONVERSANT(R) voice processing products and sales of INTUITY AUDIX(R) voice messaging products. International revenues grew approximately 53% primarily due to the implementation of the Company's global growth strategy which included acquisitions in Europe.


     Revenues from microelectronic products of $1,461 million increased $138 million or 10.4% in 1994 compared with 1993 due to higher sales of ICs and electronic power systems to customers outside of the United States.

     Revenues from consumer products were $1,924 million, an increase of $108 million or 5.9% in 1994 compared with 1993. The increase in 1994 sales was due primarily to strong consumer sales of cellular and cordless phones, partially offset by the continuing decline in rental revenues for telephones.

     Revenues from sales of other systems and products were $982 million in 1994, a decrease of $264 million or 21.2% compared with 1993. The decrease results from a decline in sales of special design products for the United States government due to reductions in defense spending.

     Costs of $11,337 million increased $1,249 million, or 12.4% in 1994 compared with 1993. The increase is due to the higher volume of sales and services. The gross margin percentage declined to 42.6% in 1994 from

43.1% in 1993. Increases in gross margins for most major product lines were more than offset by a lower gross margin for consumer products due to the erosion of the rental base.

     Research and development expenses of $2,097 million increased $136 million or 6.9% in 1994 compared with 1993, as a result of work related to wireless system technology and type approval and certification of products for local standards. Research and development expenses represented 10.6% of 1994 revenues, as compared with 11.1% of revenues in 1993.

     Selling, general and administrative expenses of $5,360 million increased $344 million, or 6.9% in 1994 compared with 1993. The increase was largely due to increased spending on sales and sales support efforts, as well as for expenses related to global growth. Selling, general and administrative expenses as a percentage of revenues decreased to 27.1% in 1994 from 28.3% in 1993, reflecting cost containment efforts.


     Other income -- net in 1994 was $83 million compared to $193 million in 1993. The decrease of $110 million in 1994 compared with 1993 relates primarily to a charge of $38 million in 1994 for the write-down of the Company's investment in a hand-held tablet communication device business and an increase in losses on foreign currency transactions of $35 million. See Note 4 of Notes to Consolidated Financial Statements.



     Interest expense of $270 million in 1994 was approximately $27 million greater than 1993, due to higher interest rates and increased borrowings in 1994 compared to 1993. The average borrowings assumed to be outstanding in 1994 decreased to approximately $3,179 million from approximately $3,568 million in 1993. The decrease in average borrowings was offset by a higher associated average interest rate of 7.4% per annum in 1994 compared with 6.3% per annum in 1993.



     The effective income tax rate was 38.5% in 1994, compared with 30.5% in 1993. The lower effective tax rate in 1993 relates primarily to a net tax benefit recorded in 1993 to increase the Company's net deferred tax assets to reflect the increase in the federal income tax rate from 34% to 35%.


     The adoption of three accounting standards, effective January 1, 1993, issued by the Financial Standards Accounting Board resulted in an after-tax charge of $4,208 million in 1993, representing the cumulative effect of these accounting changes.

     Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions," requires accrual of estimated future retiree benefits during the years in which employees are working and accumulating these benefits. Previously, health care benefits were expensed as claims were incurred and life insurance benefits were expensed as plans were funded. A one-time after-tax charge for the unfunded portions of these liabilities of $3,722 million was recorded in 1993 as a cumulative effect of accounting change upon adoption of this standard.

     SFAS No. 112, "Employers' Accounting for Postemployment Benefits," requires the Company to accrue for estimated future postemployment benefits, including separation payments, during the years in which employees are working and accumulating these benefits, and for disability payments when the disabilities occur. Previously, costs for separations were recognized when approved and disability benefits were recognized when paid. The Company recognized a $530 million after-tax charge upon adoption of this standard.

     SFAS No. 109, "Accounting for Income Taxes," requires, among other provisions, the computation of deferred tax amounts using the enacted corporate income tax rates for the years in which the taxes will be paid or refunds received. A cumulative effect of accounting change benefit of $44 million was recognized in 1993 related to adopting this standard.


     Reported net income increased $4,260 million for the year ended December 31, 1994 compared with the year ended December 31, 1993, primarily due to the $4,208 million net charge for the accounting changes discussed above. Excluding the cumulative effect of the accounting changes in 1993, net income increased $52 million, or 12.1% for the year ended December 31, 1994 compared with the year ended December 31, 1993.

ENVIRONMENTAL


     The Company's current and historical operations are subject to a wide range of environmental protection laws. The Company has remedial and investigatory activities underway at 46 current and former facilities. In addition, AT&T and its subsidiaries have been named a PRP at numerous "Superfund" sites pursuant to CERCLA or comparable state statutes. Under the Separation and Distribution Agreement, the Company will assume or indemnify AT&T for all liabilities primarily relating to, arising out of or resulting from (i) the operation of the Company Business as conducted at any time prior to, on or after the Closing Date or (ii) any Company Assets including, without limitation, those associated with these sites. The Company has accrued for such liabilities when it is probable that such liability will be incurred and the amount of such costs can be reasonably estimated. However, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. Although the Company believes that its reserves are adequate, there can be no assurance that the amount of capital expenditures and other expenses relating to remedial actions and compliance with applicable environmental laws will not exceed the amounts reflected in the Company's reserves or will not have a material adverse effect on the financial condition of the Company or the Company's results of operations.


FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES


     The Company generated (used) cash flow from operations of $478 million, $1,579 million and $(1,268) million for the years ended 1995, 1994 and 1993, respectively. The decline in cash flow provided by operations in 1995 compared to 1994 was primarily due to the higher accounts receivable balance at year-end 1995, reflecting significantly higher fourth quarter sales, and higher inventory balances, as work in process for long-term contracts increased. The improvement in cash flow from operations in 1994 compared with 1993 was due to lower levels of contributions to trusts for retiree benefits in 1994.


     Fluctuations in the amount of inventories, accounts receivable and accounts payable are principally associated with the level and timing of business volumes. In 1995, the Company's inventory turnover ratio decreased slightly to
3.4 times from 3.5 times in 1994. Accounts receivable were outstanding an average of 81 days in 1995, compared with 76 days in 1994, reflecting the increase in fourth quarter revenues in 1995.

     Cash flow used in investing activities was $1,342 million, $567 million and $1,087 million in 1995, 1994 and 1993, respectively. Capital expenditures, the largest component, were $1,277 million, $878 million and $577 million for the years ended 1995, 1994 and 1993, respectively. Capital expenditures generally relate to expenditures for equipment and facilities used in manufacturing and research and development, including expansion of manufacturing capacity, and expenditures for cost reduction efforts and international growth. For example, in 1995 capital expenditures included construction of a new facility to consolidate the Company's operations relating to systems for network operators and expansion of manufacturing capacity for ICs and wireless equipment.


     Net cash provided by (used in) financing activities was $724 million, $(741) million, and $2,510 million for the years ended 1995, 1994 and 1993, respectively. The Company historically has relied on AT&T to provide financing for its operations. The cash flows from financing activities reflected herein principally reflect changes in the Company's assumed capital structure. These cash flows are not necessarily indicative of the cash flows that would have resulted if the Company were a stand-alone entity.



     The Company leases land, buildings and equipment through contracts that expire in various years, through 2004. Rental expense under operating leases was $209 million in 1995, $183 million in 1994 and $202 million in 1993. Future minimum lease payments due under noncancelable operating leases at December 31, 1995 total $245 million. The Company expects to fund such commitments through its working capital and funds generated from operations.



     In February 1996, the Company entered into an agreement with MajorCo L.P., an affiliate of Sprint Spectrum LP, to supply and install approximately 60% of SSLP's market areas over a five-year period. This agreement is conditioned, among other things, upon the Company providing (or guaranteeing) long-term financing to SSLP for its purchase of equipment and services from the Company. The Company has entered into discussions with SSLP with respect to such financing and has proposed providing (or guaranteeing)

$1,000 million of long-term financing for SSLP's purchases from the Company. These discussions are ongoing.


     Prepaid pension costs are increasing as returns on pension plan assets exceed pension benefits earned during the year plus interest cost on the projected benefit obligation.

     In the normal course of business the Company uses various financial instruments, including derivative financial instruments, for purposes other than trading. The Company does not use derivative financial instruments for speculative purposes. These instruments include commitments to extend credit, letters of credit, guarantees of debt, interest rate swap and cap agreements, and foreign currency exchange contracts. Foreign currency exchange contracts are used to mitigate foreign currency exposure. As is customary for these types of instruments, collateral is generally not required to support these financial instruments. The Separation and Distribution Agreement provides that, as between the Company and AT&T, the Company has assumed all liabilities under or otherwise relating to derivatives and similar obligations primarily related to the Company's business. Initially, AT&T may continue to perform obligations under such derivatives and similar obligations on behalf of the Company but all amounts paid to or received from third parties will be charged to, or paid over or credited to, the Company, as the case may be.


     By their nature all such instruments involve risk including the credit risk of nonperformance by counterparties, and the Company's maximum potential loss may exceed the amount recognized in the Company's balance sheet. However, at both December 31, 1995 and 1994, in management's opinion there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. The Company controls its exposure to credit risk through credit approvals, credit limits and monitoring procedures, and management believes that reserves for losses are adequate. The Company does not have any significant exposure to any individual customer or counterparty nor any major concentration of credit risk related to any financial instruments.



     The ratio of total debt to total capital (debt plus equity) was 73.7% at December 31, 1995, compared to 56.1% at December 31, 1994. The increase reflects the lower level of equity due to the restructuring and other charges taken in 1995. The Offerings and the other Related Transactions result in a pro forma debt to capital ratio for the Company as of December 31, 1995 of approximately 70.0%. If the U.S. Underwriters exercise their overallotment option in full, the pro forma debt to capital ratio as of December 31, 1995 will be approximately 66.2%.


     For the reasons described under "-- Variability in the Company's Business," the Company's working capital requirements and cash flow provided by operating activities can vary greatly from quarter to quarter, depending on the volume of production, the timing of deliveries and the payment terms offered to customers. In the past, the Company's working capital needs have been satisfied as part of AT&T's corporate-wide cash management policies. However, AT&T is no longer providing funds to finance the Company's operations.

     The Company estimates that the future cash expenditures to implement the restructuring programs will be approximately $1,788 million and will be paid primarily in 1996. Such expenditures are expected to be funded through cash flows from operations and working capital. As part of the Separation, AT&T is retaining accounts receivable that arose in the business of the Company having a face amount estimated for pro forma purposes at approximately $2,000 million.


     To meet its working capital needs, the Company has entered into the Working Capital Facility. The Working Capital Facility provides that, subject to the terms and conditions thereof, the Company may borrow on a revolving credit basis at any time and from time to time prior to March 3, 1997 a principal amount not in excess of $4,000 million at any time outstanding. The Company may use the proceeds of the Working Capital Facility for capital expenditures, refunding of debt and general corporate purposes, including working capital. The Working Capital Facility also provides that the Company may invite the lenders party thereto to bid on an uncommitted basis on short-term borrowings (which would reduce the availability of the $4,000 million commitment) by the Company maturing on or prior to such date. The final maturity of all loans under the Working Capital Facility is March 3, 1997. The Working Capital Facility contains certain representations and warranties, conditions to borrowing, affirmative and negative covenants (including covenants imposing limitations on liens and on sale and leaseback transactions) and events of default.

     Each standby borrowing will be comprised entirely of Eurodollar standby loans, certificate of deposit ("CD") loans or Alternate Base Rate ("ABR") loans, as the Company may request. Eurodollar standby loans and CD loans will bear interest at a rate per annum equal to the London Interbank Offered ("LIBO") rate or the adjusted CD rate, plus the respective spreads determined pursuant to the Applicable Percentage (as defined below), in each case as in effect from time to time. ABR loans will bear interest at the alternate base rate (determined by reference to federal funds or prime rates) in effect from time to time. Each competitive borrowing will be comprised entirely of Eurodollar competitive loans or fixed rate loans with interest rates established pursuant to the competitive bid process. In addition to certain administrative fees, the Working Capital Facility provides for a facility fee equal to the Applicable Percentage per annum in effect from time to time on the average daily amount of the commitments whether used or unused.



     The Working Capital Facility provides that the "Applicable Percentage" will be determined by reference to the ratings applicable at the time of determination to the long-term debt of the Company. Subject to certain exceptions and adjustments, the Eurodollar standby loan spread, the CD loan spread and the facility fee components of the Applicable Percentage will range, respectively, from .11%, .235% and .04% for ratings AA-or higher by S&P and Aa3 or higher by Moody's to .275%, .40%, and .10% for ratings BBB or lower by S&P and Baa2 or lower by Moody's.



     As of March 8, 1996, the Company had borrowed $420 million under the Working Capital Facility, all of which was used for general working capital purposes. Such borrowings bear interest at a daily variable rate. However, the Company anticipates borrowing up to $3,000 million prior to the Closing Date. The Company expects to repay approximately $2,500 million of the amount outstanding with proceeds of the Offerings.



     In addition, AT&T has commenced issuance of $4,000 million of short-term debt under the Commercial Paper Program, which will be assumed by the Company, subject to certain conditions, at the Closing Date. The Commercial Paper Program will be comprised of short-term borrowings in the commercial paper market at market interest rates. It is contemplated that AT&T will retain the proceeds of all borrowings under the Commercial Paper Program and that, on the Closing Date, AT&T will be released from all of its obligations thereunder, with the result that the Company will become the obligor thereunder. The Commercial Paper Program will be supported by a back-up credit facility with third-party financial institutions initially entered into by AT&T but which will be assumed by the Company, subject to certain conditions, at the Closing Date. Neither AT&T nor the Company expects to make any borrowings under the back-up credit facility. The Company expects that, over time, the Company may refinance all or part of the Commercial Paper Program from the proceeds of short- or long-term borrowings. In this regard, the Company has filed the Shelf Registration Statement to register the offering from time to time of up to $3,500 million of long-term debt.



     Pursuant to the General Purchase Agreement, AT&T has agreed to prepay $500 million to the Company, on or prior to the Closing Date, to be applied to accounts receivable from AT&T that are due and payable on or after January 1, 1997 for the purchase of products, licensed materials and services from the Company. See "Certain Transactions in Connection with the Offerings."



     In deciding upon the initial capitalization of the Company, which is being established in part by the retention by AT&T of accounts receivable and the assumption by the Company of the Commercial Paper Program, a number of factors were considered. These factors include the Company's pro forma debt to capital ratio, the Company's prospective financing requirements, the Company's desired credit rating, the Company's working capital and capital expenditure requirements and the Company's need to procure bid and performance bonds, to arrange or provide customer financing, to engage in hedging transactions and to attain required self-insurance levels. The Company believes that the proceeds of the Offerings, as well as the Working Capital Facility, cash flow from operating and short- and long-term debt financings, will be sufficient to satisfy its future working capital, capital expenditure, research and development, and debt service requirements, including debt service requirements on the Commercial Paper Program. The Company further believes that it will be able to access the capital markets on terms and in amounts that will be satisfactory to it, although there can be no assurance that will be the case. The Company believes that it will be able to obtain bid and performance bonds, to arrange or provide customer financing as necessary, and to engage in hedging transactions on commercially acceptable terms.

RECENT PRONOUNCEMENTS

     Effective on October 1, 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ." This standard requires the Company to review long-lived assets and certain identifiable intangibles held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this standard did not have a material impact on the Company's results of operations, financial condition or cash flows because this was essentially the method the Company used in the past to measure and record asset impairments. The 1995 restructuring and other charges did include recognition of asset impairments.

     In 1996, SFAS No. 123, "Accounting for Stock-Based Compensation," will be adopted. This standard establishes a fair value method for accounting for or disclosing stock-based compensation plans. This standard will be adopted in 1996 by disclosing the pro forma consolidated net income and earnings per share amounts assuming the fair value method was effective on January 1, 1995. The adoption of this standard will not affect the Company's results of operations, financial position or cash flows.

                                    BUSINESS


     The Company is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products. The Company is a global market leader in the sale of public telecommunications systems, and is a supplier of systems and software to 23 of the world's 25 largest network operators. The Company is also a global market leader in the sale of business communications systems and in the sale of microelectronic components for communications applications to manufacturers of communications systems and computers. Further, the Company is the largest supplier in the United States of telecommunications products for consumers. In addition, the Company has provided engineering, installation, maintenance or operation support services to over 250 network operators in 75 countries, over 1.4 million business locations in the United States and approximately 100,000 business locations in over 90 other countries. The Company's research and development activities are conducted through Bell Labs, which consists of approximately three-quarters of the total resources of AT&T's former Bell Laboratories division, one of the world's foremost industrial research and development organizations.



     The Company's revenues of $21,413 million for the year ended December 31, 1995, were generated from the sale of systems for network operators (54% of total revenues), business communications systems (24%), microelectronic products (9%), consumer products (8%), and other systems and products, including integrated systems for the United States government (5%). In 1995, approximately 77% of the Company's revenue was generated from sales in the United States and approximately 23% internationally (including exports). See Note 10 to Consolidated Financial Statements. For the year ended December 31, 1995, the Company recorded a net loss of $867 million, including restructuring and other charges of $2,801 million before taxes (or $1,847 million after taxes).


     The following table sets forth the revenues by product line for each of the five years ended December 31:

                                                    1995      1994      1993      1992      1991
                                                   -------   -------   -------   -------   -------
                                                   (IN MILLIONS)
  Systems for Network Operators..................  $11,459   $10,841   $ 9,367   $ 9,616   $ 9,028
  Business Communications Systems................    5,144     4,557     3,982     3,689     3,610
  Microelectronic Products.......................    1,864     1,461     1,323     1,167       781
  Consumer Products..............................    1,787     1,924     1,816     1,934     1,934
  Other Systems and Products.....................    1,159       982     1,246       906       959
                                                   -------   -------   -------   -------   -------
     Total.......................................  $21,413   $19,765   $17,734   $17,312   $16,312
                                                   =======   =======   =======   =======   =======

INDUSTRY OVERVIEW

     The global telecommunications networking industry includes systems, software and products used for voice, data and video communications. This industry has undergone significant transformation and growth since the mid-1980's as a result of changes in domestic and international public policy, technological innovations and economic factors. The Company believes that these forces will intensify, and that the number of customers and the complexity of the networks they demand will increase. In addition, the Company believes that these networks will increasingly become multifunctional in nature, supporting simultaneous wireline or wireless access to any combination of voice, data and video communications services, thus reducing the operating costs associated with separate networks. The Company further believes that the traditionally distinct technology platforms supporting voice and data will converge, as will those platforms for the traditionally separate wireline and wireless networks. In the Company's view, significant industry growth areas will include wireless access, multifunctional systems and networking software. The Company further believes that the principal building blocks of the industry are and will continue to be software, microelectronics and product innovation in advanced digital switching and transmission platforms, supported by a competency in and a knowledge of telecommunications networking.

  Public Policy Changes

     Changes in the public policy affecting telecommunications services have increased, and are expected to further increase, the number of network operators and, therefore, the demand for telecommunications network systems and products worldwide. In the United States, changes in federal and state regulations have created a number of new network operators and fostered competition between both new and established network operators. For example, in 1995, the Federal Communications Commission (the "FCC") auctioned additional spectrum for wireless communications, thus potentially doubling the number of operators licensed to compete in each MSA from two to four. The FCC has also announced plans to auction additional spectrum in 1996. Changes in FCC regulations governing interconnections have created the opportunity for CAPs to enter the market. Over the past several years, certain state public utility commissions have removed the prohibition on competition in intra-LATA long distance services, thereby opening these markets to a number of competitors.


     More broadly, the recently enacted Telecommunications Act permits local and long distance telecommunications companies, cable television companies and electric utility companies, subject to certain conditions designed to facilitate local exchange competition, to compete with each other to provide local and long distance telephony and video services. The Company believes that the Telecommunications Act, together with these other government initiatives, will increase the demand for systems, software and services as network operators respond to the changing competitive environment by constructing new or enhancing existing networks.


     Over the last few years, the governments of a number of developed and developing countries have privatized their state-owned telecommunications monopolies. In most instances, as part of the privatization, such governments have imposed service requirements on the newly privatized network operators resulting in an acceleration of capital expenditures on networking systems, software and services. In addition, certain governments have granted licenses to new network operators to compete with the traditional network operators in their countries. The Company expects the trend toward telecommunications service competition to continue.

  Technological Innovation

     Telecommunications networking has undergone several technological transformations, including the ongoing evolution from voice-centric to multifunctional applications of any combination of voice, data and video, from hardware-enabled to software-enabled and from wireline-only to an environment where wireline and wireless interoperate. In addition, technological platforms that support telecommunications networking and data networking have begun to converge. To support the changing demands occasioned by these transformations, networks are becoming more software intensive and the microelectronic content of networking systems and end-user products is increasing.

     These changes have added significantly to the number of services that network operators can offer. Increasingly, network operators and business customers are demanding multifunctional networks that can simultaneously support any combination of voice, data and video services accessible from wireline and wireless terminal devices. For example, telecommunications service providers are beginning to offer multifunctional services, such as integrated services digital network ("ISDN") which allows for the dynamic allocation of bandwidth between, and the simultaneous transmission of any combination of voice, data and video, and individual call routing, which permits the user to easily designate and change the wireline or wireless telephone number to which their calls should be directed. In addition, cable television operators are beginning to expand beyond one-way broadcast to provide interactive services, and have announced their intent to provide telephony and high speed data services.

     The Company believes that traditionally distinct telecommunications networks and data networks increasingly will be built on the same technological platforms. The Company further believes that the convergence between voice and data networking will continue as a result of the further adoption of common technologies such as optical transmission and asynchronous transfer mode ("ATM") switching.

  Economic Factors


     The Company expects network operators and business enterprises in general to pursue growth opportunities through acquisitions and investment around the world. Multinational enterprises are demanding telecommunications systems and services in foreign locations similar to those to which they are accustomed in their home market. To attract these businesses and their investments, countries are under pressure to upgrade their communications infrastructure. In developing countries there is growing demand for an increase in teledensity (the number of telephones per capita) following increases in the standard of living.


     Network operators around the world are under increased pressure to increase revenues and operating margins. As a result, they are demanding new networking systems and software which permit them to satisfy end-user demands and reduce operating expenses through the automation of previously labor intensive activities or other increases in the efficiency of their networks.

STRATEGY

     The Company believes that the global public policy, technological and economic forces transforming the telecommunications industry are creating opportunities for the Company to capitalize on its competency in and knowledge of networking, software and microelectronics. The Company intends to utilize the research and development capabilities of Bell Labs, its broad and well established product lines and its strong global customer relationships with leading network operators and major businesses to remain a leader in telecommunications networking and to capitalize on the growing convergence of voice and data and of wireline and wireless networks. Further, the Company is increasing its focus on customers in the United States and internationally who consider AT&T as a competitor or potential competitor and therefore have been reluctant to rely on AT&T as a strategic supplier. The Company believes that growth opportunities will be available in both developed and developing countries, and that a significant portion of its growth will derive from the sale of telecommunications networking systems outside the United States. The Company intends to focus its efforts globally on wireless networks, multifunctional systems and networking software.

     The Company intends to pursue the above strategies through a strong management emphasis on the rapid commercialization of customer-focused technological innovations. See "The Company -- Strategic Reorganization." The Company believes that, as an independent entity, it will have a greater ability to pursue these strategies by defining its own priorities and maintaining a focus on its customers.

  Wireless Networks

     Wireless communications is a fast growing segment of the global telecommunications market with the number of global subscribers increasing from 16 million in 1991 to 53 million in 1994. From 1993 to 1995, the Company's sales of wireless infrastructure systems grew as a percent of total revenues from 6.1% to 10.3%. New and upgraded digital wireless networks are being deployed by network operators to meet the mobility needs of end-users, to expand their networks into areas unserved by traditional telephony services and to provide a wireless alternative to traditional wireline network access. In addition, businesses are deploying wireless telecommunications systems and data networks to improve the flexibility and connectivity of their office designs.


     An important element of the Company's strategy is to provide network operators and businesses with complete, flexible wireless networks which will complement, and, in the case of network operators, compete over time with wireline networks. As a result, the Company's networks are designed to interoperate with existing local networks and to be upgraded with new software, thereby enabling network operators to offer new services or to change standards as end-user demand dictates. To accomplish this, the Company's wireless infrastructure systems, which utilize the 5ESS(R)-2000 switch (the "5ESS switch"), are compatible with the following air interface standards: advanced mobile telephone service ("AMPS"), the analog standard which is currently the leading standard in North America; GSM, the pan-European digital standard; cellular digital packet data ("CDPD"), a leading standard for data transmission in North America; and the emerging digital standards code division multiple access ("CDMA") and time division multiple access ("TDMA"). The Company believes that its implementation of CDMA technology provides superior digital voice quality, greater capacity utilization and allows for lower power handsets than other wireless technologies. The Company currently is deploying what will be the first national CDMA network in the United States and one of the world's largest AMPS networks in Korea. The Company has recently entered the GSM market with the acquisition of the Philips Businesses and with the award from the Ministry of Post and Telecommunications of Saudi Arabia to build an infrastructure system based on the GSM standard which, when completed, will be one of the world's largest GSM-based networks.


     For business customers, the Company's strategy is to respond to its customers' needs for mobility by offering wireless voice and data communication networks within a building or campus. The Company has sought to accomplish this by applying its radio frequency expertise to traditional PBX and local area networking ("LAN") applications. For example, the Company was the first to offer enhanced PBX and key system products which will support both traditional and cordless handsets. Further, the Company recently announced its FREEWORKS(TM) family of wireless business systems which includes a cellular PBX.

     The Company believes that enhancements to wireless communications will continue to be generated by microelectronic advances and software innovations. The Company will seek to remain in the forefront of these technologies by building upon its Bell Labs expertise through continued research and development investments in DSPs and networking software.

  Multifunctional Systems

     Network operators are demanding networks that allow them to expand the breadth of their service offerings, and businesses are demanding networks which allow them to integrate voice and data communications within and between their facilities.

     The Company intends to utilize its expertise in digital switching, digital transmission and optical technologies to continue to enable network operators and businesses to deploy multifunctional networks which simultaneously can support any combination of voice, data and video communications through various combinations of copper, coaxial, wireless and fiber transmission media. An important element of the Company's strategy is to seek to remain in the forefront of these innovations by continuing its investments in critical software and microelectronic technologies. The Company is also seeking to capitalize on the convergence of voice and data networks with the 5E10 software release, the introduction of its wide area network GLOBEVIEW(R)-2000, an ATM switch for network operators, and its recently introduced MultiMedia Communications eXchange ("MMCX") for business customers, which integrates PBX and LAN capabilities.

  Networking Software


     As part of its strategy the Company seeks to continue to build upon its software expertise as networks become more software intensive. Networking software is used to create, provision and manage services and to support the efficient, cost-effective operation of networks. Networking software is also used by network operators and businesses to offer new services which will differentiate them in the marketplace and which will automate labor intensive service management and provisioning tasks. The Company is pursuing these objectives through its research and development activities at Bell Labs, where, in 1995, approximately two-thirds of the technical staff were engaged in software-related activities. The Company's intelligent network and application software enables network operators to offer a broad array of enhanced and differentiated services such as toll free calling (800 and 888 service in the United States) and call waiting. In addition, the Company is a leader in operation support systems for telephone networks with systems like its Advanced System for Operations Support ("ASOS"), which is one of the first systems to enable network operators to manage the work flow, planning, surveillance, provisioning and continuous testing of their multifunctional networks. Further, the Company intends to continue to develop customized business applications like call centers, which permit the routing and administration of a large volume of incoming calls and the integration with business databases of customer and product information.

  International Growth

     The Company believes that the opportunities described above will be available in both developed and developing countries and that a significant portion of its growth will derive from the sale of telecommunications networking systems, software and services outside the United States. Many of the network operators and businesses that are pursuing international opportunities are well established and well capitalized companies with whom the Company has strong relations. The Company intends to pursue global opportunities in a focused and disciplined approach to build upon the successes the Company has achieved and will involve the withdrawal from areas where future profitability is deemed questionable. The Company intends to utilize a combination of joint ventures and direct investments to achieve its goals in this area.

SYSTEMS FOR NETWORK OPERATORS

     The Company designs, develops, manufactures and services systems and software which enable network operators to provide wireline and wireless local, long distance and international voice, data and video services and cable television service. The Company's networks, which include switching, transmission and cable systems, are packaged and customized with application software, operations support systems and associated professional services.

  Systems and Services

     Telecommunications Networking Systems. The Company designs, develops, manufactures and services advanced telecommunications networking systems, which include equipment, software and associated professional services. These systems connect, route, manage and store voice, data and video in any combination, and are used for: wireline access; local and long distance switching; intelligent network services and signaling; wireless communications, including both cellular and personal communications services ("PCS"); and high-speed, broadband multifunctional communications.

     The Company is one of the world's largest suppliers in each of the five broad elements that comprise telecommunications networks: switching systems, which route information through the network; transmission systems, which provide the communications path through the network that carries information between points in the network; operation support systems, which enable service providers to manage the work flow, planning, surveillance, management, provisioning and continuous testing of their networks; intelligent network/ application software, which enables service providers to offer a broad array of enhanced and differentiated services; and cable systems, which provide the transport media between points in a network. These systems collectively comprise the infrastructure that enables telecommunications network operators to provide traditional narrowband voice and data services and that enables both new and traditional network operators to offer broadband multifunctional services.

     The Company has a wireline local access installed base (the number of access lines serviced by switches manufactured by the Company) of approximately 110 million lines, representing approximately 58% of the United States and 13% of the total worldwide installed base. The Company's primary switching products are the 5ESS switch for local and long distance switching and international gateways, and the 4ESS(TM) Digital Switch (the "4ESS switch") for long distance and international switching.

     The 5ESS switch is the most reliable switch in the industry, with an average supplier-attributable time out of service of less than two minutes per year. The 5ESS switch is in service in 49 countries with more than 72 million access lines sold. In recent years, substantially all of the newly installed access lines have been digital, providing the base for the evolution to ISDN and other multifunctional services. From 1988 to 1994, the 5ESS switch was installed by United States network operators to service over 40% of their new central office lines, many to replace older analog installations.

     The 5ESS switch is used throughout the world to provide a combination of network applications, including local and long distance switching and international gateways, operator services, network signaling, intelligent networking and wireless switching. As of September 1995, the 5ESS switch, with the Company's

5E10 software, has enabled network operators to offer simultaneous wireline and wireless, local, long distance and international services as well as any combination of voice, data and video.

     The 4ESS switch, which was developed for and is primarily deployed in AT&T's network, is used to provide domestic and international long distance switching. The 4ESS switch can handle over 775,000 peak hour calls.

     The Company designs, develops, manufactures and services a broad range of transmission access and transport systems. Network operators use these systems to transport any combination of voice, data and video between subscribers and the central office or between points within a network engaged in local, national or international communications. In 1992, the Company's transmission systems business was awarded the Malcolm Baldrige National Quality Award.


     World standards for transmission systems have undergone rapid technological progress in recent years. The new standards, known as Synchronous Optical Network ("SONET") in North America and SDH in other markets, maximize transmission capability and simplify network management for network operators. The Company markets systems supporting both standards and is one of the largest suppliers of SONET-based systems. As part of the acquisition of the Philips Businesses, the Company broadened its SDH product catalog by acquiring Philips' SDH transmission product line.


     The Company offers a broad line of transmission access systems for the provision of a wide range of services, including traditional telecommunications service and broadband multifunctional services, in which it was the first supplier. Transmission access systems transport information between the subscriber and the central office. The Company's products include SLC(R)-2000, a hybrid fiber/copper pair system, and HFC-2000(TM), a hybrid fiber/coaxial system, both of which extend fiber-based optical transmission into the local loop. The Company's products also include the SDV-2000, a switched digital video system which extends fiber to the curb, and ASOS, one of the first operations support system which enables network operators to manage the work flow, planning, surveillance, provisioning and continuous testing of their multifunctional networks.

     The Company's transmission transport systems are utilized for high capacity communications between points within a communications network. These products are primarily digital and provide for the movement of any combination of voice, data, and video across fiber, coaxial and microwave based media. The Company's products include fiber transport systems (FT 2000), digital multiplexer systems (DDM 2000) and the digital access and cross connect systems (DACS(TM) family of products).

     The Company's operation support systems enhance a network operator's ability to activate, manage and maintain its networks. These systems continuously monitor network performance and activity level, and allow for rapid trouble identification, load balancing and planning for network utilization. The Company's systems support the efforts of network operators to reduce operating costs and minimize labor by automating previously labor intensive tasks.


     The Company's network management systems offer a broad array of modular software, including element managers designed for traditional telephony, video and wireless; network managers that monitor, test and optimize the utilization of a network; service managers that manage work flow; and business managers that include customer service systems. For example, the Company's NetMinder system is an advanced network management routing system that mitigates network congestion through efficient call routing and completion which is utilized by 30 network operators in 15 countries.



     The Company's A-I-NET(R) intelligent network products enable network operators to offer new services that can be created, deployed or managed by themselves, the Company, or third parties. Services created with A-I-NET products include toll free calling (800 and 888 service in the United States), call forwarding, call waiting, voice dialing and messaging.


     The Company has recently introduced products to address the growing demand for emerging broadband multifunctional services which permit the simultaneous transmission of any combination of voice, data and video. In 1994, the Company introduced its GLOBEVIEW-2000 Broadband System, which is one of the highest capacity ATM switches offered for use in public networks. More than 100 GLOBEVIEW-2000 Broadband Systems are currently installed at more than 30 customers in nine countries, including local network operators such as Ameritech Corporation, GTE Corporation and BellSouth Corporation; long distance network operators such as AT&T; cable television operators such as Time Warner Inc. and Cablevision Systems Corporation; and foreign network operators such as British Telecommunications plc, Kokushin Denshin Denwa Co. Ltd. of Japan and the network operator that is currently the sole broadband service provider in China.


     In addition, the Company designs, develops, manufactures and services cable systems, which include optical fiber, fiber optic cable, electronic wire and cable and apparatus for both fiber and copper cable systems. The Company's cable systems are used to connect various devices in a network and terminal devices to public and private networks. These cable systems are deployed for outside plant and central office wiring, and for traditional telephony, cable television, wireless networks and broadband applications.

     The Company is one of the world's largest suppliers of fiber optic cable systems, high strength, high performance fiber for underseas cablers and outside plant turnkey systems, which are generally large capital projects in emerging markets for the engineering and construction of telecommunications infrastructure. The Company's TRUEWAVE(TM) optical fiber enables network operators to reduce their costs by increasing the distance between optical amplifiers. In addition, the Company offers customers their choice of any combination of fiber and cable design.

     Wireless Network Systems. The Company designs, develops, manufactures and services wireless network infrastructure systems, which include the 5ESS switch, base stations, wireless network software and operation support systems. These systems provide network operators with the capability to offer a wide range of cellular and other wireless communications services, including PCS, wireless data and fixed wireless access. The Company's sales of wireless infrastructure systems have grown as a percent of total revenues from 6.1% in 1993 to 10.3% in 1995.

     The Company's wireless systems are in operation in nine of the top ten United States MSAs. The Company's primary wireless system is the AUTOPLEX(R) System 1000 product family, which includes the Series II base station, which has a higher call handling capacity per single control complex than any other base station on the market. The base station contains the radio transceiver that establishes wireless communications with a mobile telephone. Base stations are arranged geographically so that mobile customers can be "handed off " seamlessly from one base station to the next as they travel. The network intelligence to accomplish this is housed in the Company's Mobile Switching Center, which includes the 5ESS switch and which connects the base stations to the public telephone network. The Company also offers base stations for start-up applications and smaller markets, a minicell product for rural and international markets and a microcell for congested, high traffic areas.


     Wireless technology is evolving from analog to digital. The Company provides networks based on a variety of the leading air interface standards:
AMPS, CDMA, TDMA and GSM. The Company believes that its implementation of CDMA technology provides superior digital voice quality and greater capacity utilization, and allows for the utilization of lower power handsets than other wireless technologies. As part of the acquisition of the Philips Businesses and in furtherance of its goal to enhance its international operations in this area, the Company acquired Philips' GSM research, design, development, manufacturing, marketing and sales capabilities. The Company is deploying what will be the first and second national CDMA networks in the United States, one of the world's largest AMPS networks in Korea, and one of the world's largest GSM-based networks in Saudi Arabia.



     In addition, the Company designs, develops, manufactures and services fixed wireless access systems. The Company offers Wireless Subscriber Systems, which support the AMPS standard, and the new AIRLOOP(R) Wireless Local Loop system, which utilizes CDMA technology. Also, as part of the acquisition of the Philips Businesses, the Company acquired Philips' fixed wireless system, which is based on the DECT (digital enhanced cordless telephone) standard. All three systems enable network operators to expand their networks in markets where traditional wireline systems are not cost justified, and to provide telephone services as an alternative to traditional network operators.

     The Company designs, develops, manufactures, and services CDPD-based wireless data systems which enable wireless network operators to offer data services as an overlay to their existing analog voice infrastructure without acquiring additional spectrum or upgrading to a digital network. These systems offer the increased reliability and efficiency of switched digital packet data systems.

     Due to the complexity of wireless systems, the Company also offers a broad range of professional services, which include project management, site acquisition, radio frequency engineering, microwave relocation, construction management, cellular optimization and wireless data support.

  Markets

     The principal customers for the Company's systems are network operators that provide wireline and wireless local, long distance and international telecommunications services. The Company's systems for network operators are installed to expand the capacity and features offered by existing networks, to replace older technology in existing networks and to establish new networks for entrants into deregulated or previously unserved markets. See "Risk
Factors -- Reliance on Major Customers."

     As a result of structural, public policy and technological changes, since the mid-1980's the telecommunications industry has undergone a period of significant growth in the number of lines in service and applications offered. In developed markets, deregulation has permitted new market entrants to construct networks in previously monopolistic markets. In response, existing network operators have expanded beyond traditional franchises and are offering new services. In emerging markets, privatization, competition and economic expansion have increased demand for networking systems. At the same time, technological advances also have increased demand by reducing operating costs and facilitating new applications, including multifunctional services.

     Changes in customer needs and demands, public policy and technology are creating a new industry structure in which many of the actual and potential customers of the Company are or will be competitors of AT&T's communications services business. As a result, the obstacles currently faced by the Company in marketing its products to competitors and potential competitors of AT&T's communications services business have become severe and are expected to continue to intensify. For these reasons, AT&T has announced that, subject to certain conditions, it intends to effect the Distribution.

     The Company markets and sells its products worldwide primarily through a direct sales force due to the complexity of these systems. Most of the Company's sales of systems for network operators are made pursuant to general purchase agreements, which establish the terms and conditions and provide for price determination to be made on a contract bid basis. In addition, certain of the large infrastructure projects are conducted under long-term, fixed-price contracts. See "Risk Factors -- Multi-Year Contracts" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Variability in the Company's Business."

     As a result of the increased complexity of systems for network operators and the high cost of developing and maintaining in-house expertise, network operators demand complete, integrated and turn-key projects. Network operators increasingly are seeking overall network or systems solutions that require an increased software content which would enable them to deploy rapidly new and differentiable services. In response, the Company has formed an organization focused on turn-key network engineering projects for both public and private sector customers. The Company markets integrated solutions whereby the Company assumes full responsibility for the project, and engineers, designs and installs the network, including equipment and software manufactured by both the Company and third parties. In certain cases, operation of the network through contract also may be included in the project.


     Increasingly, as a result of the financial demands of major network deployments, network operators are looking to their suppliers to arrange for financing. The ability to provide financing is a requirement to conduct business in certain emerging markets. As a result, the Company works with its customers to structure and place financing packages. See "Risk Factors -- Future Capital Requirements; Absence of AT&T Funding."


     In order to market its product line worldwide, the Company has established wholly owned subsidiaries and joint ventures with local companies in 16 countries. This approach also helps the Company meet local content regulations, reduce its foreign exchange exposure and establish a local identity and employee base.

  Competition

     The Company believes that it enjoys a strong competitive position due to its broad product line, large installed base, strong relationship with key customers, technological expertise and new product development capabilities. The primary competitors in the market for telecommunications systems, in addition to the Company, are four very large European and North American companies which have substantial technological and financial resources and which offer similar broad product catalogs. These competitors are Alcatel Alsthom, Northern Telecom Limited, Siemens AG and Telefonaktiebolaget LM Ericsson. In 1994, the Company and these four competitors collectively accounted for over 35% of the world's public network systems sales, of which the Company's sales of systems for network operators accounted for 8%.

     In addition, in all of the Company's product areas other than switching, the Company faces significant competition from companies which do business in one or a number of such product areas. For example, in wireless systems, Motorola, Inc. and Nokia Corporation, both of which are very large companies with substantial technological and financial resources, are significant competitors. In transmission and cable systems, the markets are highly fragmented and include hundreds of smaller competitors.

BUSINESS COMMUNICATIONS SYSTEMS

     The Company designs, develops, manufactures and services telecommunications systems and products for large and small business customers, home offices and government agencies. The Company's business communications systems can be upgraded regularly with new software releases, can support local and wide area voice and data networking and are often integral components of global enterprise networks. The Company's systems primarily are customer premises-based private switching systems and products, call center systems, voice processing systems, which include voice messaging and voice response systems, and the associated application software and professional support services.

     The Company is the market leader in customer premises-based telecommunication systems in the United States with the largest aggregate installed base of PBXs, key systems, structured cabling systems and voice processing systems. The Company serves over 1.4 million business locations in the United States and approximately 100,000 business locations in over 90 other countries.

  Systems and Services

     The Company's core business communications system products are private switching systems, generally PBXs and key systems, usually located at the customer's premises, that permit a number of local telephones or terminals to communicate with one another, with or without use of the public telephone network. The Company offers the DEFINITY communications system family of products for large customers and the wired and wireless MERLIN LEGEND(R) and PARTNER(R) systems for smaller businesses and home offices. The DEFINITY Enterprise Communication Server provides real-time voice and mixed-media call processing. The recently announced FREEWORKS family of business mobility solutions includes the DEFINITY Cellular Business System, which enables in- and out-of-building mobility with standard cellular phones.


     The Company's messaging and response systems store and forward voice, data and images and conduct initial call processing, which integrates PBX and computer functions. In addition, the Company is a technological leader in the development of speech recognition algorithms, which have been incorporated into both public and private call processing applications, such as operator services. The Company's principal systems include the INTUITY AUDIX and DEFINITY AUDIX voice messaging systems for use with the Company's or a competitor's PBX; INTUITY CONVERSANT, a multi-lingual interactive voice response system which can recognize speech in nine languages/dialects; and the INTUITY Multimedia Messaging System, a system that combines voice messaging and voice-response technology into a single desktop application.


     The Company is the United States market leader in the sale of call center systems, integrating the hardware and software associated with computing, telephony, and multifunctional messaging and response applications. Call centers are the initial entry point for customers to access a business' telephone sales and support operation. The Company's systems permit the routing and administration of a large volume of incoming calls, and the integration with business databases of customer and product information. The Company's call center systems are used by companies in diverse industries such as financial services, retailing and transportation. The call center environment in which these companies operate is characterized by hundreds of telephone service agents located in geographically dispersed networked sites, processing tens of thousands of calls per hour. For example, using these systems, businesses can provide their customers with the ability to check balances or order status, to place orders, and to receive additional information and support. The Company has the ability to build customized systems integrating a variety of products, including both newly purchased equipment and equipment manufactured by third parties.

     In October 1995, the Company introduced the MMCX, the industry's first multifunctional product to deliver real-time business calling features such as conferencing, transfer, call coverage, and add/drop to switched voice or data networking. The MMCX allows customers to migrate their existing network to multifunction capabilities. This enables the customer to support new applications and transport technologies, such as ATM.

     In addition, subsequent to its introduction in 1989, the Company's SYSTIMAX structured wiring system for business customers, which provides broadband multifunctional LAN interconnections within a building or campus, has grown into the global market leader. These systems are comprised of fiber optic and copper cable and associated apparatus.

     The Company offers a wide range of professional service options, including remote diagnostics, a variety of on-demand services and dedicated on-site technicians. Their on-demand services involve routine testing and diagnostics, maintenance and repair, moves and rearrangements, and software and hardware upgrade installations.

     The Company believes that a key competitive advantage is its remote diagnostics and repair capability, which permits the Company to monitor, test, maintain and resolve problems from its regional service centers. Many of the Company's systems are designed with intelligent software which establishes a real-time link between the customer premises and a regional service center's expert system. This permits the customer to reduce its system down-time and enables the Company to automate many maintenance and repair tasks.

  Markets

     The Company markets its systems to large and small businesses and government agencies. In the United States, the Company markets its systems through the industry's largest direct sales force. Outside the United States, the Company markets its systems directly and through a network of dealers and distributors. The Company's systems are deployed in applications for customer sales and service, conferencing and collaboration, mobility and distributed work force, messaging and enterprise networking. The Company fields a large group of application specialists to design call center, distance learning and other customized applications.

     The Company considers its close working relationships with its customers and its knowledge of their individual business needs to be important contributors to its success. The Company's sales historically have been facilitated by system upgrades, which provide a migration path to new applications, and new system sales to its existing customer base.

     The Company believes that the premises-based communications market is transforming from distinct voice and data networks to single multifunctional networks that will be able to support any combination of voice, video and data communications simultaneously. The Company is designing certain business communications systems to enable its customers to simplify their premises networks by combining separate voice, video and data networks into a single architecture. The Company's development efforts are being focused on extending the ubiquity and ease of use of today's voice calls to multifunctional communications, and on reducing the costs associated with the administration and maintenance of the customer's network.

     The Company has entered into alliances with Lotus Development Corporation, to enable multimedia messaging in the Lotus Notes* environment, and with Novell, Inc. to extend multimedia messaging and computer/telephony integration, and was one of the founders with International Business Machines Corporation, Apple Computer, Inc., and Siemens AG of VERSIT*, an industry consortium organized to ensure the interoperability of multivendor multimedia applications.

  Competition

     The Company competes principally with three other large companies with substantial technological and financial resources in the sale of business communication systems. These competitors are Northern Telecom Limited, Siemens AG (through its subsidiary Siemens Rolm Communications, Inc.) and Alcatel Alsthom. Together with the Company, in 1994 these four competitors accounted for approximately 40% of the sales of business communications systems globally, with the Company accounting for approximately 8%. In addition, as the market transforms to multifunctional systems, the Company expects that it also may encounter competition from companies that design and manufacture data network equipment.

     The Company believes that key competitive factors in this market are service support, the ability to upgrade existing systems for new applications, price and reliability.

MICROELECTRONICS PRODUCTS


     The Company designs, manufactures and sells ICs, electronic power systems and optoelectronic components for communications applications. These microelectronic products are important components of many of the Company's own systems and products. The Company also supplies these components to other manufacturers of communications systems and computers. The Company is a market leader in several IC product areas critical to communications applications, including DSPs for digital cellular phones and standard-cell ASICs. The Company's DSPs were included in more than half of the world's digital cellular telephones shipped in the year ended December 31, 1995.


  Products

     The Company's ICs are designed to provide advanced communications and control functions for a wide variety of electronic products and systems. The Company focuses on IC products that are used in communications and computing and that require high-performance and low power chip architectures; complex large-scale chip design in digital, analog and mixed-signal technologies; DSP architectures and algorithms; high-frequency and high-voltage technologies; and high speed data and signal processing. The Company offers a wide variety of standard, semi-custom and custom products for cellular equipment, communications networks, computers and computer peripherals, modems and consumer communications products. Products include DSPs, ASICs, field programmable gate arrays and communications ICs. The Company's products are manufactured using a variety of technologies, from low-power, low-voltage submicron CMOS (complementary metal oxide semiconductors) to high-frequency and high-voltage bipolar processes. The Company's Orlando IC factory was awarded the Shingo Prize for excellence in manufacturing in 1994.


     The Company designs, develops and manufactures energy systems, electronic power supplies and associated magnetic components for the telecommunications and electronic data processing industries. These products serve applications ranging from modems for personal computers to large telephone central offices. Products include DC/DC converters, AC/DC switching power supplies, transformers, inductors and energy systems that provide alarm, control, and backup power management. The Company's Dallas electronic power systems factory was awarded the Shingo Prize in 1992. In 1994, the Company was the first United States manufacturer to be awarded the Deming Prize for quality for its electronic power systems business.


---------------

* Lotus Notes is a registered trademark of Lotus Development Corporation; VERSIT is a trademark of the consortium's founders.

     The Company designs, develops and manufactures optoelectronic products which convert electricity to light (emitters) and light to electricity (detectors), thereby facilitating optical transmission of information. These products include semiconductor lasers, photodetectors, integrated transmitters and receivers, and advanced-technology erbium-doped fiber amplifiers. The Company provides these products worldwide to manufacturers serving the telecommunications, cable television and network computing markets. Optoelectronic products extend the transmission capacity of fiber to meet the requirements of such applications as video-on-demand, interactive video, teleconferencing, image transmission and remote database searching. The Company markets a number of advanced products, including critical optoelectronic components that support telecommunication transmission; long-wavelength optical data modules for data networking; and analog lasers for use in cable television fiber optic transmission. The Company believes that its optoelectronic products have higher photonics reliability than those of its competitors due to their low field failure rate and the Company's evaluation methodologies in manufacturing that allow the detection and elimination of early failures.


     The Company seeks to respond to the pace of technological change by improving its manufacturing process technologies and developing advanced design tools and low-cost assembly and test capabilities. In addition to using the capabilities of Bell Labs, the Company has established close working relationships with customers to conceive, research, develop and design new products jointly. To support these relationships, the Company maintains a presence in the form of research, design, manufacturing and sales offices in over 15 countries. As a result of these relationships, the Company has been able to develop a number of technological innovations for its customers. For example, in order to help reduce customers' time to market, in 1994 the Company developed the first DSP products with on-chip flash memory. These products allow customers to load, test, and reload development software in actual prototype systems.


     The Company also designs and manufactures printed circuit boards and backplanes. The Company expects to exit this business and has offered these operations for sale.

  Markets

     The Company's microelectronic products are sold globally to manufacturers of communications systems and computers. In addition, the Company's energy power systems are sold directly to U.S. and foreign telephone companies. The Company's customers are competing in markets characterized by rapid technological changes, decreasing product life cycles, price competition and increased user applications. These markets have experienced significant expansion in the number and types of products they offer to end-users, particularly in personal computing and portable access communication devices. As a result, the Company's customers continue to demand components which are smaller, require less power, are more complex, provide greater functionality, and are produced with shorter design cycles and less manufacturing lead time.

     In 1995, the Company also introduced a GSM hardware platform based upon a highly integrated multiple-chip design for digital cellular phones that performs all the key handset functions between the microphone and the antenna in both voice and data services. The Company also sells the associated software product elements necessary to support the GSM standard.

     In 1995, more than half of the Company's microelectronic production was sold to customers other than the Company. The Company's microelectronic products are also key components of its systems for network operators, business communications systems, and consumer products. The Company's microelectronics products compete with products of third-party manufacturers for inclusion in the Company's systems and products.

  Competition

     The Company believes that its success is due to technological leadership, product leadership, and close relationships with key customers. The market for microelectronic products is global and generally highly fragmented. The Company's competitors differ widely among product categories. The Company's competitors in certain IC product categories include Motorola, Inc. and Texas Instruments Incorporated; in electronic power systems include Astec Industries, Inc. and Unitech plc (through its subsidiary, NEMEC-Lambda); and in optoelectronics include Fujitsu Limited and Northern Telecom Limited.

     The Company believes that key competitive factors in the microelectronics marketplace are the early involvement in customers' future application requirements, the speed of product and technological innovation, price, customer service, and manufacturing capacity. Other important competitive factors include quality, reliability and local manufacturing presence.

CONSUMER PRODUCTS


     The Company designs, manufactures, services and leases communications products for consumer, small office and home office use. In 1995, the Company sold 31% of the corded telephones, 28% of the cordless telephones and 35% of the telephone answering systems sold in the United States, approximately double the market share of any single competitor in each of these categories.


  Products

     The Company has a broad catalog of telephone products for the consumer market. Cordless telephones are the Company's primary consumer product line, to which the Company has continued to make improvements and innovations. The Company was the first in the industry to introduce cordless telephones with 25 channel capability, which reduces interference. The Company also offers a broad line of analog, digital, stand-alone and integrated telephone answering systems, which are offered in corded and cordless versions. The Company's main corded product is the TRIMLINE(R) telephone, with more than 88 million units sold over the last 30 years. The Company sold over 2.5 million TRIMLINE telephones in 1995.

     The Company offers a broad range of cellular products which support all of the major United States cellular standards. The Company has captured approximately 5% of the United States market for cellular products since entering the market in 1992. The Company's product development efforts are focused on developing flexible, digital wireless handsets capable of supporting all of the major standards for cellular and PCS service in the United States.

     The Company is implementing a common design for its consumer products, which includes a common look, feel, feature placement and feature use. As part of this process, the Company expects to reduce the number of different components and casings used in its product line. The Company believes this uniformity will reduce costs, reinforce its brand identity, and increase manufacturing flexibility. Under the Brand License Agreement (as defined herein), the Company has the right to market certain consumer products under the "AT&T" name alone, and in combination with the Company's name, each for certain specified periods. See "Arrangements Between the Company and AT&T -- Brand License and Related Matters."

  Markets


     The Company distributes its products in the United States through approximately 900 retailers representing over 17,000 retail outlets, including such national retailers as Wal-Mart Stores, Inc., Sears, Roebuck and Co., Circuit City Stores, Inc., Best Buy Co., Inc. and Service Merchandise Company. The Company also sells its products through the Phone Center Stores. As part of the Company's reorganization efforts, the Company plans to close all 338 of the Phone Center Stores by May 1996. See "The Company -- Strategic Reorganization." The Company also offers consumers a rental option for selected products, and currently serves over five million rental customers.


  Competition

     The Company believes that its position in the consumer communications products industry is due to the quality and reliability of its products, the "AT&T" brand name, its strong distribution channels and its broad product line. The Company's competitors in consumer products are traditional consumer electronic manufacturers. The industry is characterized by significant consolidation within each product category, although the principal competitors in each are different. In traditional telephone products, the Company's principal competitors are Thomson Consumer Electronics (marketing under the GE brand), U.S. Electronics, Inc. (marketing under the BellSouth brand), Panasonic Co., USA and Sony Corporation which, together with the

Company, accounted for over 70% of market sales in the first three quarters of 1995, of which the Company accounted for 31%.

OTHER SYSTEMS AND PRODUCTS

     The Company designs, develops and manufactures advanced technology systems which support the United States federal government's need for specially designed integrated systems for military and civilian use. The Company offers a full range of products on a direct funding basis from the United States government. These systems focus on undersea sensor systems, information processing and secure communications. The funded research has generated commercial by-products in lightwave transmission equipment, wireless communications systems and multifunctional compression algorithms.

     The Company, through its subsidiary, Paradyne, also designs and manufactures modems and other data communications equipment for communications and computing. The Company has offered for sale this subsidiary.

BELL LABORATORIES


     The Company has been and will continue to be supported by the technological expertise provided by Bell Labs, one of the world's foremost industrial research and development organizations. Bell Labs consists of all of the operations of AT&T's former Bell Laboratories division which support the businesses of the Company, and basic research capability, which together comprise approximately three quarters of the total resources of AT&T's former Bell Laboratories division. The remaining approximately one quarter of the resources of AT&T's former Bell Laboratories division, that historically have supported AT&T's communications services business, will be retained by AT&T. Bell Labs has made significant discoveries and advances in communications science and technology, software design and engineering, and networking. These contributions include the invention of the transistor and the design and development of ICs and many types of lasers. Areas of Bell Labs research and development work in recent years include: networking software; lightwave transmission, which offers greater transmission capacity than other transmission systems; electronic switching technology, which enables rapid call processing, increased reliability and reduced network costs; and microelectronics components, which bring the latest advantages of very large scale integration to the full range of products offered by the Company.



     Since its founding in 1925, on average, one patent has been issued per business day to Bell Labs. Further, seven Bell Labs scientists have received the Nobel Prize for physics, seven have received the United States National Medal of Science, and five have received the National Medal of Technology. In addition, Bell Labs was the first institution to be awarded the National Medal of Technology.


     Bell Labs is thoroughly integrated with the Company's operating units in design, development and manufacturing engineering. In general, substantially all of Bell Labs' development staff are aligned with specific operating units. In addition, its research, standards, architecture work and software consulting are core functions structured to support all of the Company's operating units.

     Bell Labs' research and development activities continue to focus on the core technologies critical to the Company's success, which are software, network design and engineering, microelectronics and photonics.

     Bell Labs is a leader in software research, development and engineering for communications applications. In 1969, it produced the UNIX* operating system, in 1972, the C and, in 1983, the C++ programming languages, and, recently, PLAN 9(TM), a distributed operating system that advances client/server applications over public as well as private networks. In addition, since the early 1980's Bell Labs' innovations in fault-tolerant software have enabled the Company to achieve a level of system reliability with off-the-shelf commercial processors that allows the Company to reduce its reliance on custom microprocessors.

---------------

* UNIX is a registered trademark licensed exclusively by Novell, Inc.

     Bell Labs has contributed many innovations in voice quality, and is a leader in the development of digital signal processing. In the 1990's Bell Labs has developed a number of innovative algorithms for high-quality speech and audio at low-bit rates, for high-definition television, and for data, image, and video compression in multifunctional communications. These innovations have contributed to the Company's implementation of speech processing applications which include text-to-speech synthesis, speech recognition and automatic translation of speech from one language to another.

     Bell Labs has led in the development of software-based networking technologies that support the Company's systems and products. Since the 1970's, Bell Labs' inventions have included automated network management and cellular mobile communications. Recently, it has developed systems for digital cellular, PCS, mobile computing and wireless LANs. Bell Labs' research in ATM led to the Company's offering of the first large ATM switch in 1993, and is presently focusing on ATM offerings for office and home applications.

     The microelectronics industry began with Bell Labs' invention of the transistor. Bell Labs' innovations in IC design and manufacturing include molecular beam epitaxy in 1968, which is the technique used to build semiconductors one atomic layer at a time.

     Similarly, Bell Labs' advances extended from the first semiconductor lasers that could operate at room temperature to the microlasers used in today's broadband multifunctional transmission systems, and from early optical fiber research to today's optical amplifiers and TRUEWAVE fiber. Current photonic research includes work on passive optical networks, photonic switching and quantum wire lasers.

RESEARCH AND DEVELOPMENT

     The Company's research and product development costs charged to expense were $2,121 million (excluding the 1995 restructuring and other charges), $2,097 million and $1,961 million for the years ended December 31, 1995, 1994 and 1993, respectively. Historically, the Company has targeted approximately 1% of its revenues to fund basic research activities.

MFJ AGREEMENTS

     Certain agreements associated with the implementation of the MFJ impose obligations concerning AT&T's manufacturing support of RBOC equipment needs, including advance notice of AT&T's discontinuance of support for certain equipment, and, in that event, the transfer to the RBOCs of necessary technical resources, including, under certain circumstances, software source codes, to enable the RBOCs to obtain the necessary equipment support elsewhere. The Company would remain obligated to comply with these agreements.

BACKLOG

     The Company's backlog, calculated as the aggregate of the sales price of orders received from customers less revenue recognized, was approximately $4,100 million and $3,700 million on December 31, 1995 and December 31, 1994, respectively (approximately 7% and 1% of which, respectively, represented backlog of orders from AT&T). Approximately $200 million of orders included in the December 31, 1995 backlog are scheduled for delivery after December 31, 1996. However, all orders are subject to possible rescheduling by customers. Although the Company believes that the orders included in the backlog are firm, some orders may be canceled by the customer without penalty, and the Company may elect to permit cancellation of orders without penalty where management believes that it is in the Company's best interest to do so. Not included in backlog at December 31, 1995 is approximately $3,400 million for a long-term contract with the Ministry of Post and Telecommunications of Saudi Arabia. Although this contract is considered firm, it is excluded from backlog due to the annual appropriations of the Saudi Arabian government.

     In recent years the Company's backlog as a percentage of revenues has decreased principally as a result of reduced manufacturing cycle times and the increased software content of orders allowing for the faster delivery and installation of new systems. The Company believes that these advances have allowed customers to deploy networks more rapidly than in the past and have resulted in a reduction in the time between customer order and system implementation, which has also affected the Company's backlog.

SOURCES AND AVAILABILITY OF MATERIALS


     The Company makes significant purchases of electronic components, copper, silicon, precious metals, aluminum, and other materials and components from many domestic and foreign sources. The Company has been able to obtain sufficient materials and components from sources around the world to meet its needs. The Company also develops and maintains alternative sources for essential materials and components. Occasionally, special inventories of components are maintained to minimize the effects of shortages. The Company does not have a concentration of sources of supply of materials, labor, services or other rights that, if suddenly eliminated, could severely impact its operations.


PATENTS AND TRADEMARKS

     The Company owns approximately 8,000 patents in the United States and 11,000 in foreign countries. These foreign patents are counterparts of the Company's United States patents. Many of the patents owned by the Company are licensed to others and the Company is licensed to use certain patents owned by others. In connection with the Separation, the Company has entered into an extensive cross-licensing agreement with AT&T and NCR. See "Arrangements Between the Company and AT&T -- Patent Licenses and Related Matters."

     The Company intends to market its products under its own name and mark, except with respect to certain consumer products and business communications systems, which may be marketed under the "AT&T" name alone for one year after the Closing Date or in combination with the Company's name for a period of up to four years after the Closing Date. In addition, certain leased products or maintenance contracts may be marketed under the "AT&T" name for 66 months after the Closing Date. See "Arrangements Between the Company and AT&T -- Brand License and Related Matters."

     The Company considers its many trademarks to be valuable assets. Most of its trademarks are registered throughout the world.

EMPLOYEES


     At December 31, 1995, the Company employed approximately 131,000 persons, of whom 82% were located in the United States. Of these domestic employees, 47% are represented by unions, primarily the Communications Workers of America and the International Brotherhood of Electrical Workers. The Company's labor agreements with these unions expire on May 30, 1998. Such unions have filed grievances on behalf of Company employees they represent asserting claims for severance pay as a result of the Distribution and related transactions. The Company has continued to honor its labor agreements with these unions and believes that such claims are without merit. The Company intends to oppose such grievances vigorously.



     As part of the Company's restructuring efforts, and as announced January 2, 1996, the Company will eliminate approximately 22,000 positions, of which approximately 11,000 are management positions and 11,000 are occupational positions. Approximately 1,000 additional management employees are employed by businesses that the Company has announced plans to sell. As of December 31, 1995, approximately 4,100 management employees have accepted a voluntary severance package, the majority of whom will leave the Company in early 1996. The Company expects approximately 70% of all separations to be completed by the end of 1996 and the majority of the remaining separations to be completed during 1997. See "The Company -- Strategic Reorganization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Strategic Reorganization." The Company considers its relationships with its employees to be satisfactory.

LEGAL PROCEEDINGS


     In the normal course of business, the Company is subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to environmental and other matters. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 1995. While these matters could affect operating results of any one quarter when resolved in future periods and, while there can be no assurance with respect thereto, it is management's opinion that after final disposition, any monetary liability or financial impact to the Company beyond that provided in the consolidated balance sheet at December 31, 1995 would not be material to the Company's annual consolidated financial statements.



     On February 14, 1996, Bell Atlantic Corporation and DSC Communications Corporation filed a complaint against AT&T and the Company in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that AT&T or the Company has monopolized or attempted to monopolize alleged markets for communications transmission equipment, related software and caller identification services. The complaint seeks injunctive relief and damages, after trebling, in excess of $3,500 million. AT&T and the Company do not believe that the complaint has merit and intend to defend the lawsuit vigorously.


ENVIRONMENTAL MATTERS


     The Company's current and historical manufacturing and research operations are subject to a wide range of environmental protection laws in the United States and other countries. In the United States these laws often require parties to fund remedial action regardless of fault. The Company has remedial and investigatory activities, including assessment and cleanup work, underway at 46 current and former manufacturing, laboratory and recycling facilities to comply, or to determine compliance with, applicable environmental protection laws. AT&T and its subsidiaries have been listed as PRPs at numerous "Superfund" sites pursuant to CERCLA or comparable state statutes, either by a government agency (which may have either sought information concerning AT&T's connection to the site, or may have sought from AT&T participation in site cleanup work or contribution toward the cost of site cleanup), or by a private party seeking contribution to site cleanup costs. Under the terms of the Separation and Distribution Agreement, the Company will assume or indemnify AT&T for all liabilities primarily relating to, arising out of or resulting from (i) the operation of the Company Business as conducted at any time prior to, on or after the Closing Date or (ii) any Company Assets including, without limitation, those associated with these sites. It is often difficult to estimate the future impact of environmental matters, including potential liabilities. Although the Company believes that its reserves are adequate, there can be no assurance that the amount of capital expenditures and other expenses which will be required to complete remedial actions and to comply with applicable environmental laws will not exceed the amounts reflected in the Company's reserves or will not have a material adverse effect on the financial condition of the Company or the Company's results of operations.



     On July 31, 1991, the United States Environmental Protection Agency Region III issued a complaint pursuant to Section 3008a of the Resource Conservation and Recovery Act of 1976 alleging violations of various waste management regulations at the Company's Richmond Works in Richmond, Virginia. The complaint alleges violations relating to training, solder dross management, the facility's waste analysis plan and the handling of gold ion exchange resins. The complaint seeks a total of $4.2 million in penalties. The Company is contesting both liability and the penalties.



     In addition, on July 31, 1991, the United States Environmental Protection Agency filed a civil complaint in the U.S. District Court for the Southern District of Illinois against AT&T (with respect to the Company's businesses) and nine other parties seeking enforcement of its CERCLA Section 106 cleanup order, issued in November 1990 for the NL Granite City Superfund site in Granite, Illinois. This complaint seeks past costs, civil penalties of $25,000 per day and treble damages related to certain United States costs. While the Environmental Protection Agency has not stated the costs for which it seeks treble damages, its contractors, the Army Corps of Engineers, estimated that $4.3 million of costs have been incurred as of November 15, 1995. The Company is contesting liability.



     During 1994, AT&T Nassau Metals Corporation ("Nassau"), a wholly owned subsidiary of the Company, and the New York State Department of Environmental Conservation (the "NYSDEC") were engaged in negotiations over a study and cleanup of the Nassau plant located on Richmond Valley Road in Staten Island, New York. During these negotiations, in June 1994, NYSDEC presented Nassau with a draft consent order which included not only provisions for site investigation and remediation but also a provision for payment of a $3.5 million penalty for alleged violations of hazardous waste management regulations. NYSDEC claims that Nassau improperly engaged in landfilling and storing of lead dust. No formal proceeding has been commenced by NYSDEC. Negotiations and discussions regarding the matter are continuing.


PROPERTIES


     At December 31, 1995, the Company operated 46 manufacturing and repair sites, of which 26 were located in the United States, occupying in excess of
20.0 million square feet, of which approximately 1.1 million square feet were leased. These sites were located in 19 countries. In 1995, the Company closed, relocated or sold three manufacturing and repair sites in the United States occupying in excess of 800,000 square feet, of which none were leased. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Strategic Reorganization."



     At December 31, 1995, the Company operated 106 warehouse sites, of which 80 were located in the United States, occupying in excess of 4.0 million square feet, substantially all of which were leased. These sites were located in 19 countries.



     At December 31, 1995, the Company operated 718 office sites
(administration, sales, field service), of which 639 were located in the United States, occupying in excess of 17.0 million square feet, substantially all of which were leased. These sites were located in 47 countries.



     At December 31, 1995, the Company operated additional sites in 15 cities, of which 14 were located in the United States, with significant research and development activities, occupying in excess of 9.0 million square feet, of which approximately 1.4 million square feet were leased.


     In addition, the Company has plans to close or to discontinue the lease of certain facilities. See "The Company -- Strategic Reorganization."

     For a summary of certain leases and subleases to be entered into in connection with the Separation, see "Arrangements Between the Company and AT&T -- Real Estate Agreements."

     The Company believes its plants and facilities are suitable and adequate, and have sufficient productive capacity, to meet its current needs.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY


     Set forth below is certain information concerning the executive officers of the Company and the individuals who are expected to be elected to the Company Board prior to the Closing Date to serve as directors of the Company following the Closing Date. Seven of such directors who are officers or employees but not directors of AT&T will only serve as directors of the Company until the Distribution. The Company Board will be divided into three classes. Commencing with the annual meeting of stockholders to be held in April 1997, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for such class expires and thereafter will serve for a term of three years. See "Description of Capital Stock -- Antitakeover Effects of Certain Provisions of the Certificate and By-Laws." The Company currently has three directors, all of whom are AT&T officers and two of whom will resign as directors prior to the Closing Date.



               NAME                     AGE                POSITION AND OFFICES HELD
-----------------------------------  ---------    --------------------------------------------
Henry B. Schacht...................     61        Chairman of the Board Nominee and Chief
                                                  Executive Officer
Richard A. McGinn..................     49        President and Chief Operating Officer, and a
                                                  Director Nominee
Carla A. Hills.....................     61        Director Nominee
Drew Lewis.........................     64        Director Nominee
Donald S. Perkins..................     68        Director Nominee
Franklin A. Thomas.................     61        Director Nominee
Ephraim M. Brecher*................     49        Director Nominee
Jim G. Kilpatric*..................     57        Director Nominee
Marc E. Manly*.....................     44        Director Nominee
S. Lawrence Prendergast*...........     54        Director Nominee
Maureen B. Tart*...................     40        Director
Florence L. Walsh*.................     34        Director Nominee
Paul J. Wondrasch*.................     52        Director Nominee
Curtis R. Artis....................     48        Senior Vice President, Human Resources
Gerald J. Butters..................     52        President, North American Region, Network
                                                  Systems
Joseph S. Colson, Jr. .............     48        President, AT&T Customer Business Unit,
                                                  Network Systems
Curtis J. Crawford.................     48        President, Microelectronics
Carleton S. Fiorina................     41        Executive Vice President, Corporate
                                                  Operations
Homayoun Firouztash................     52        Vice President, Consumer Products
William B. Marx, Jr. ..............     57        Senior Executive Vice President
William T. O'Shea..................     48        President, International, Network Systems
Donald K. Peterson.................     46        Executive Vice President and Chief Financial
                                                  Officer
Richard J. Rawson..................     43        Senior Vice President, General Counsel and
                                                  Secretary
Patricia F. Russo..................     43        President, Business Communications Systems
Daniel C. Stanzione................     51        President, Network Systems; President, Bell
                                                  Laboratories


---------------

* Indicates an AT&T officer or employee.


     Mr. Schacht was named Chief Executive Officer of the Company effective February 1, 1996 and will become Chairman of the Board of the Company prior to the Closing Date. He has been a member of the

AT&T Board since 1981 but will resign from the AT&T Board effective no later than the Closing Date. Mr. Schacht is a director of Cummins Engine Company, Inc. ("Cummins"), a position he has held since 1977. He was Chief Executive Officer of Cummins from 1973 to 1994 and Chairman of the Board of Cummins from 1977 to 1995. In addition, Mr. Schacht is a director of Aluminum Company of America and of each of The Chase Manhattan Corp. and its subsidiary, The Chase Manhattan Bank, N.A. Mr. Schacht's initial term will expire at the annual meeting of stockholders to be held in 1999.



     Mr. McGinn was named President and Chief Operating Officer of the Company effective February 1, 1996 and will become a director prior to the Closing Date. Previously, he was Executive Vice President and Chief Executive Officer of the AT&T Network Systems Group, a position to which he was named in October 1994. From August 1993 to October 1994, Mr. McGinn was President and Chief Operating Officer, AT&T Network Systems Group, and, from August 1991 to August 1993, he was Senior Vice President, AT&T Network Systems Group. Prior to that time, Mr. McGinn held various senior management positions within AT&T. Mr. McGinn's initial term will expire at the annual meeting of stockholders of the Company to be held in 1998.



     Ms. Hills will become a director prior to the Closing Date. Ms. Hills has been a director of AT&T since 1993 but will resign from the AT&T Board effective no later than the Closing Date. She has been Chairman and Chief Executive Officer of Hills & Company (international consultants) since 1993. Hills & Company assists U.S. businesses with their trade and investment interests abroad, particularly in the emerging markets. She was the United States Trade Representative, Executive Office of the President, from 1989 to 1993. In addition, she is a director of American International Group, Inc., Chevron Corporation and Time Warner Inc. Ms. Hills' initial term will expire at the annual meeting of stockholders of the Company to be held in 1997.



     Mr. Lewis will become a director prior to the Closing Date. Mr. Lewis has been a director of AT&T since 1989, but will resign from the AT&T Board effective no later than the Closing Date. He has been Chairman and Chief Executive Officer of Union Pacific Corporation since 1987. He is also a director of American Express Company, FPL Group., Inc., Ford Motor Company, and Gannett Co., Inc. Mr. Lewis' initial term will expire at the annual meeting of stockholders of the Company to be held in 1997.



     Mr. Perkins will become a director prior to the Closing Date. Mr. Perkins has been a director of AT&T since 1979, but will resign from the AT&T Board effective no later than the Closing Date. From 1970 to 1980, Mr. Perkins served as the Chairman and Chief Executive Officer of Jewel Companies, Inc., a diversified retailer. From January through June 1995, Mr. Perkins served as Non-Executive Chairman of Kmart Corp. In addition, Mr. Perkins is a director of Aon Corp., Cummins, Current Assets L.L.C., Illinova Corporation and its subsidiary, Illinois Power Corporation, Inland Steel Industries, LaSalle Street Fund, The Putnam Funds, Springs Industries, Inc. and Time Warner Inc. Mr. Perkins' initial term will expire at the annual meeting of stockholders of the Company to be held in 1997.



     Mr. Thomas will become a director prior to the Closing Date. Mr. Thomas has been a director of AT&T since 1988, but will resign from the AT&T Board effective no later than the Closing Date. He has been President of The Ford Foundation since 1979. He also is a director of the Aluminum Company of America, CBS Inc., Citicorp and its subsidiary, Citibank, N.A., Cummins and Pepsico, Inc. Mr. Thomas' initial term will expire at the annual meeting of stockholders of the Company to be held in 1998.



     Mr. Brecher will become a director of the Company prior to the Closing Date. Mr. Brecher joined AT&T as Vice President -- Law in July 1990. In this position, he was responsible for the leadership of the AT&T Law Division Tax Group. Since December 1991, Mr. Brecher has held the position of
President -- Taxes and Tax Counsel of AT&T. Mr. Brecher's initial term will expire at the annual meeting of stockholders of the Company to be held in 1997.



     Mr. Kilpatric will become a director of the Company prior to the Closing Date. Mr. Kilpatric has held the position of Senior Vice President -- Law of AT&T since 1989. Mr. Kilpatric's initial term will expire at the annual meeting of stockholders of the Company to be held in 1998.



     Mr. Manly will become a director of the Company prior to the Closing Date. Mr. Manly has held the position of Vice President -- Law & Solicitor General of AT&T since January 1995. Prior to that time,

Mr. Manly was a partner with the firm of Sidley & Austin, representing AT&T in litigation and regulatory matters. Mr. Manly's initial term will expire at the annual meeting of stockholders of the Company to be held in 1998.



     Mr. Prendergast will become a director of the Company prior to the Closing Date. Mr. Prendergast has held the position of Vice President and Treasurer of AT&T since 1983. Mr. Prendergast's initial term will expire at the annual meeting of stockholders of the Company to be held in 1999.



     Ms. Tart was appointed as a director of the Company effective February 1, 1996. Ms. Tart has been Vice President and Controller of AT&T since March 1994. Prior to her current position, Ms. Tart was the Chief Financial Officer of AT&T Capital Corporation, a position to which she was named in 1990. Ms. Tart's initial term will expire at the annual meeting of stockholders of the Company to be held in 1999.



     Ms. Walsh will become a director of the Company prior to the Closing Date. Ms. Walsh has been Assistant Treasurer of AT&T since November 1994. From May 1993 until November 1994, she was Director, Domestic Finance at General Motors Corporation. Prior to that time, Ms. Walsh held a variety of management positions at General Motors Corporation. Ms. Walsh has been nominated as a director of the LIN Television Corporation Board of Directors. Ms. Walsh's initial term will expire at the annual meeting of stockholders of the Company to be held in 1999.



     Mr. Wondrasch will become a director of the Company prior to the Closing Date. Since December 1995, Mr. Wondrasch has held the position of Senior Vice President of AT&T International Inc. and Chief Executive Officer of AT&T Caribbean/Latin America Inc. He held a senior management position with AT&T from 1993 to 1995. From 1989 to 1993, Mr. Wondrasch held the position of President, AT&T General Business Systems. Mr. Wondrasch's initial term will expire at the annual meeting of stockholders of the Company to be held in 1999.



     Mr. Artis became Senior Vice President, Human Resources of the Company effective February 1, 1996. Mr. Artis held the position of Vice President, Human Resources for the AT&T Network Systems Group since August 1994. From December 1993 to August 1994, Mr. Artis was a Vice President of Corporate Human Resources, AT&T. Prior to that time, Mr. Artis held various senior management positions within AT&T.


     Mr. Butters became President, North American Region, Network Systems, of the Company effective February 1, 1996. Since January 1994, Mr. Butters has held various positions within the AT&T Network Systems Group, including President, North American Region (since January 1996), President, Global Public Networks, Offer Business Unit (from January 1995 to January 1996), President, North American Region, Customer Business Unit (from July 1994 to January 1995), and Vice President, Strategic Business Development (from January 1994 to July 1994). From January 1993 to January 1994, Mr. Butters held the position of President, Northern Telecom, Inc. Mr. Butters was Executive Vice President, Sales and Service, from February 1992 to January 1993 and Executive Vice President, Public Networks, both of Northern Telecom, Inc., from January 1991 to February 1992.


     Mr. Colson became President, AT&T Customer Business Unit, Network Systems of the Company effective February 1, 1996. Since April 1993, Mr. Colson has held the position of President, AT&T Customer Business Unit for the AT&T Network Systems Group. From July 1990 to April 1993, Mr. Colson was the Switching Systems Vice President, United States, AT&T Network Systems Group.


     Mr. Crawford became President, Microelectronics of the Company effective February 1, 1996. Mr. Crawford held the position of President, AT&T Microelectronics since July 1993. From August 1991 to July 1993, Mr. Crawford was Vice President, AT&T Microelectronics.

     Ms. Fiorina became Executive Vice President, Corporate Operations of the Company effective February 1, 1996. Previously, Ms. Fiorina held the positions of President, North America (from January 1995 to January 1996) and President, Atlantic and Canadian Region (from July 1994 to January 1995) within the AT&T Network Systems Group. From February 1993 to July 1994, Ms. Fiorina was Vice President, Strategy and Marketing Development for the AT&T Network Systems Group. Prior to that time, Ms. Fiorina held various senior positions with AT&T in business development and marketing.

     Mr. Firouztash became Vice President, Consumer Products, of the Company effective February 1, 1996. From October 1995, Mr. Firouztash was Vice President, Marketing, Sales and Product Management of the Consumer Products Group of AT&T. From August 1994 to October 1995, Mr. Firouztash held the position of Global Marketing and Sales Vice President of AT&T Consumer Products Group. From September 1993 to August 1994, Mr. Firouztash held the position of Group Vice President, Global Sales/Customer Service for the Consumer Products Group. Prior to that time, Mr. Firouztash was Vice President -- America's Region of Control Data Systems Inc., a position he held from January 1991 to January 1992, and Vice President -- Western Europe Region of Control Data Systems Inc., a position he held from January 1990 to January 1992.


     Mr. Marx became Senior Executive Vice President of the Company effective February 1, 1996. Since July 1989, Mr. Marx has held a number of senior management positions within AT&T, most recently as Executive Vice President and Chief Executive Officer, AT&T Multimedia Products Group, beginning October 1994 and, previously, as Executive Vice President and Chief Executive Officer, AT&T Network Systems Group (from August 1993) and Group Executive, AT&T Network Systems Group (from July 1989 to August 1993).

     Mr. O'Shea became President, International, Network Systems of the Company effective February 1, 1996. Since July 1995 Mr. O'Shea has held the position of President, International Regions and Professional Services of the AT&T Network Systems Group. Previously, in 1995, Mr. O'Shea held the position of acting Chief Executive Officer of AT&T Global Information Solutions Company (renamed NCR) ("AT&T GIS"). Mr. O'Shea was named Senior Vice President, Worldwide Marketing of AT&T GIS in 1993. Prior to that time, Mr. O'Shea held the position of Senior Vice President of the AT&T GIS Network Products Group.

     Mr. Peterson became Executive Vice President and Chief Financial Officer of the Company effective February 1, 1996. Mr. Peterson has held the positions of Vice President and Chief Financial Officer of the AT&T Communications Services Group since September 1995. Prior to that time, Mr. Peterson held various senior executive positions at Northern Telecom, Inc. which included President of Nortel Communications Systems, Inc. (from January 1993 to September 1995), Vice President of Finance of Northern Telecom, Inc. (from January 1991 to January
1993) and Group Vice President of Northern Telecom, Inc. (from September 1987 to January 1991).

     Mr. Rawson became Senior Vice President, General Counsel and Secretary of the Company effective February 1, 1996. Previously, Mr. Rawson was Vice President, Law -- AT&T Network Systems Group, a position to which he was named in September 1992. From July 1984 to September 1992, Mr. Rawson was legal counsel for various business units within AT&T.


     Ms. Russo became President, Business Communications Systems of the Company effective February 1, 1996. From May 1993 through January 1996, Ms. Russo held the position of President, Global Business Communications Systems of AT&T. From January 1992 to May 1993, Ms. Russo was Vice President, National Sales and Service of AT&T Global Business Communications Systems. Prior to that time, Ms. Russo held various senior positions in Marketing, Sales, and Customer Service Operations within AT&T.


     Mr. Stanzione became President, Network Systems Group and President, Bell Laboratories effective February 1, 1996. Mr. Stanzione had held the position of President, AT&T Bell Laboratories since January 1995. Previously, Mr. Stanzione held the positions of President, Global Public Networks (from July 1994 to January 1995) and President, Switching Systems (from November 1993 to July 1994) both units of the AT&T Network Systems Group. From April 1992 to November 1993, Mr. Stanzione held the position of Group Technical Officer and Corporate Information Officer, AT&T Network Systems Group and from January 1989 to April 1992 Mr. Stanzione was President, Operations Systems of the AT&T Network Systems Group.


     Effective as of the Distribution, the seven directors who are officers or employees but not directors of AT&T will resign from the Company Board. Prior to the Distribution, the Corporate Governance and Compensation Committee of the Company Board expects to identify a number of additional candidates not affiliated with the Company or AT&T for election by the Company Board.

ANNUAL MEETING

     The By-Laws provide that annual meetings of stockholders will be held at the Company's principal office or at such other place and on such date as may be fixed from time to time by resolution of the Company Board. The first annual meeting for which proxies will be solicited from stockholders will be held on April 16, 1997.

COMMITTEES OF THE BOARD OF DIRECTORS


     The Company Board has established four committees: an Audit and Finance Committee, a Corporate Governance and Compensation Committee, a Public Policy Committee and a Development Committee. Each of Ms. Hills, Mr. Lewis, Mr. Perkins and Mr. Thomas will serve on each of the four Committees.



     The Audit and Finance Committee meets with management to consider the adequacy of the internal controls and the objectivity of financial reporting. The Audit and Finance Committee also meets with the independent auditors and with appropriate financial personnel and internal auditors of the Company regarding these matters. The Audit and Finance Committee recommends to the Company Board the appointment of the independent auditors, subject to ratification by the stockholders at the annual meeting. Both the internal auditors and the independent auditors periodically will meet alone with the Audit and Finance Committee and will have unrestricted access to the Audit and Finance Committee. The Audit and Finance Committee also reviews the Company's long-term plans and financings, and reports its recommendations to the full Company Board for approval and to authorize action. The Audit and Finance Committee will consist of directors who are not employees of the Company or employees or directors of AT&T ("Non-Employee Directors"), together with the Chief Executive Officer and the Chief Operating Officer, ex officio, neither of whom will participate in Audit and Finance Committee meetings when audit matters are discussed.



     The Corporate Governance and Compensation Committee's functions include recommending to the full Company Board nominees for election as directors of the Company, making recommendations from time to time to the Company Board as to matters of corporate governance, administering management incentive compensation plans, including the 1996 LTIP, and making recommendations to the Company Board with respect to the compensation of directors and officers of the Company. The Corporate Governance and Compensation Committee also supervises the Company's employee benefit plans. The Corporate Governance and Compensation Committee will consist of Non-Employee Directors. It is expected that following the Distribution, the Corporate Governance and Compensation Committee will be reconstituted as the Executive, Corporate Governance and Compensation Committee, which, between meetings of the Company Board, will be authorized to exercise all the powers and authority of the Company Board in the management of the business and affairs of the Company, except for powers reserved to the full board of directors by the DGCL. At that time, it is expected that the Chief Executive Officer and the Chief Operating Officer will become ex officio members of such committee, but will not participate in Executive, Corporate Governance and Compensation Committee meetings where compensation or benefit matters are discussed.



     The Development Committee is responsible for evaluating plans to develop the overall strategic direction of the Company and for assessing the merits of potential business ventures, plans and opportunities in order to make recommendations to the Company Board in connection therewith.



     The Public Policy Committee reviews matters concerning the policies, practices and procedures of the Company that relate to public policy issues facing the Company and its industry in general.



COMPENSATION OF DIRECTORS



     As of the Closing Date, all Non-Employee Directors will receive an annual retainer of $55,000. The chair of each committee will receive an additional annual retainer of $10,000. Directors will not receive separate meeting fees. One-half of the annual retainer and of the additional annual retainer for committee chairs will be paid in Common Stock.



     Pursuant to the Company's Deferred Compensation Plan for Directors, Non-Employee Directors may defer all or a portion of their compensation to a deferred compensation account (the "Account"). Directors may elect to defer all or part of the receipt of such compensation payable in cash into a portion of the Account, the value of which is measured from time to time by the value of the Common Stock (the "Company Shares Portion") or into a cash portion of the Account (the "Cash Portion") and to defer all or part of the receipt of such compensation payable in Common Stock into the Company Shares Portion of the Account. The Company Shares Portion is credited on each dividend payment date for Common Stock with a number of deferred shares of Common Stock equivalent in market value to the amount of the quarterly dividend on the shares then credited in the Account. The Cash Portion of the Account earns interest, compounded quarterly, at an annual rate equal to the average interest rate for ten-year United States Treasury notes for the previous quarter, plus 5%. All distributions in respect of the Company Shares Portion are payable solely in cash. For this purpose, the value of the deferred shares of Common Stock will be equal to the average of the closing prices of the Common Stock on the five consecutive trading days immediately prior to the payment date. In the event of a potential change in control, the Company's Deferred Compensation Plan for Directors will be supported by a benefits protection grantor trust, the assets of which will be subject to the claims of the Company's creditors.


     The Company also provides Non-Employee Directors with travel accident insurance when on Company business. A Non-Employee Director may purchase life insurance sponsored by the Company. The Company will share the premium expense with the director; however, all the Company contributions will be returned to the Company at the earlier of (a) the director's death or (b) the later of age 70 or 10 years from the policy's inception. This benefit will continue after the Non-Employee Director's retirement from the Company Board.


     The current Non-Employee Directors of the Company who formerly were directors of AT&T are eligible for an annual retirement benefit under the AT&T Retirement Plan for Outside Directors, equal to their annual retainer at retirement from the AT&T Board, provided they attain five years of service. Such Plan will be assumed by the Company with respect to such directors. The directors' years of service as directors of both AT&T and the Company will be credited in the determination of years of service. The benefit begins at the later of age 70 or retirement and is payable for life. Except as set forth herein, the Company does not have a retirement plan for Non-Employee Directors.


STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS


     No present or future officer or director currently owns any shares of Common Stock, all of which are currently owned by AT&T. Such directors and officers will receive shares of Common Stock in the Distribution in respect of shares of AT&T common stock, $1.00 par value ("AT&T Common Stock"), held by them on the record date for the Distribution. In addition, AT&T Stock Awards will be converted into comparable awards based on Common Stock under the 1996 LTIP as described below. See "-- 1996 Company Long Term Incentive Plan" and "Arrangements Between the Company and AT&T -- Employee Benefits Agreement." The following table sets forth the number of shares of AT&T Common Stock beneficially owned on March 1, 1996 by each of the Company's directors and director nominees, the executive officers named in the Summary Compensation Table below and all directors and executive officers of the Company as a group. Except as otherwise noted, the individual director, director nominee or executive officer or their family members had sole voting and investment power with respect to such securities.

                                                                            NUMBER OF
                                                                              SHARES
                                                           BENEFICIALLY      DEFERRAL
                          NAME                             OWNED(1)(2)       PLANS(3)        TOTAL
---------------------------------------------------------  ------------     ----------     ---------
Henry B. Schacht.........................................         1,055              0         1,055
Richard A. McGinn........................................        79,170              0        79,170
William B. Marx, Jr. ....................................       150,396         16,808       167,204
Daniel C. Stanzione......................................        61,296              0        61,296
Patricia F. Russo........................................        46,781            856        47,637
Carla A. Hills...........................................           400          3,061         3,461
Drew Lewis...............................................         4,000              0         4,000
Donald S. Perkins........................................     3,251,450(4)         252     3,251,702
Franklin A. Thomas.......................................         1,115          2,511         3,626
Ephraim M. Brecher.......................................        36,459              0        36,459
Jim G. Kilpatric.........................................        62,499         12,526        75,025
Marc E. Manly............................................         1,650              0         1,650
S. Lawrence Prendergast..................................        27,637              0        27,637
Maureen B. Tart..........................................        17,833              0        17,833
Florence L. Walsh........................................         1,000              0         1,000
Paul J. Wondrasch........................................        77,102              0        77,102
Directors and Executive Officers as a Group (25
  persons)...............................................     4,061,541(5)      43,288     4,104,829


---------------
(1) No individual director, director nominee or named executive officer beneficially owns 1% or more of the AT&T Common Stock, nor do the directors and executive officers as a group.


(2) Includes beneficial ownership of the following number of shares of AT&T Common Stock which may be acquired within 60 days of March 1, 1996 pursuant to stock options awarded under employee incentive compensation plans of AT&T: Mr. Schacht - 0; Mr. McGinn - 69,653; Mr. Marx - 147,238; Mr. Stanzione - 58,541; Ms. Russo - 44,075; Mr. Brecher - 34,059; Mr.
     Kilpatric - 57,707; Mr. Manly -- 1,550; Mr. Prendergast - 25,827; Ms.
     Tart - 17,697; Ms. Walsh - 1,000; Mr. Wondrasch - 61,673; and all other executive officers as a group - 214,024.



(3) Reflects share units representing AT&T Common Stock held in elective deferred compensation accounts.



(4) Mr. Perkins as an investment company trustee has shared voting and investment power over 3,251,450 shares of AT&T Common Stock reflected above.



(5) Includes beneficial ownership of 733,044 shares of AT&T Common Stock which may be acquired within 60 days of March 1, 1996 pursuant to stock options awarded under employee incentive compensation plans as well as 3,251,450 shares over which they have sole or shared voting and investment power as trustees.



     Options to purchase Common Stock and other stock-based awards may be granted to directors, officers and other key employees of the Company in the future under the 1996 LTIP. See "-- 1996 Company Long Term Incentive Plan."


EXECUTIVE COMPENSATION


     The following table sets forth certain compensation information for the chief executive officer and the four other executive officers of the Company as of February 1, 1996 who, based on employment with AT&T and its subsidiaries, were the most highly compensated for the year ended December 31, 1995. All of the information set forth in this table reflects compensation earned by such individuals for services with AT&T and its subsidiaries.


                           SUMMARY COMPENSATION TABLE



                                                                              LONG-TERM COMPENSATION(2)
                                            ANNUAL COMPENSATION(2)                AWARDS           PAYOUTS
  ------------------------------------------------------------------------------------------------------------------
                                                                              AT&T                              ALL
                                                               OTHER       RESTRICTED               AT&T       OTHER
                                                               ANNUAL        STOCK        AT&T      LTIP      COMPEN-
           NAME AND                     SALARY     BONUS      COMPEN-       AWARD(S)    OPTIONS/   PAYOUTS    SATION
     PRINCIPAL POSITION(1)      YEAR     ($)        ($)     SATION($)(3)     ($)(4)     SARS(#)    ($)(5)     ($)(6)
------------------------------------------------------------------------------------------------------------------
  Henry B. Schacht(7)           1995           0          0           0             0          0          0          0
    Chairman of the Board and   1994           0          0           0             0          0          0          0
    Chief Executive Officer     1993           0          0           0             0          0          0          0
  Richard A. McGinn             1995     469,400    517,200      70,637             0     36,504    158,712     31,991
    President and Chief         1994     373,525    562,300      49,450             0     28,654    152,302     23,659
    Operating Officer           1993     304,167    224,800      31,351             0     16,241     61,367     17,653
  William B. Marx, Jr.          1995     659,000    440,500     176,782       571,500    138,484    523,783     62,500
    Senior Executive            1994     598,000    830,400     134,662             0     30,220    502,640     51,408
    Vice President              1993     545,000    452,067      96,130             0     30,220    226,725     51,378
  Daniel C. Stanzione           1995     336,000    314,000      57,551     1,079,500    219,692    108,450     28,169
    President -- Bell Labs;     1994     278,000    283,500      39,410             0      9,165    104,071     22,717
    President -- Network
      Systems                   1993     246,000    142,500      28,336             0      9,165     62,942     25,356
  Patricia F. Russo             1995     301,000    339,000      44,617       838,200     70,330     92,598     23,985
    President, Business         1994     273,000    293,000      28,709             0      9,165     88,856     18,670
    Communications Systems      1993     238,667    103,200      19,088             0      9,165     51,550     21,915
------------------------------------------------------------------------------------------------------------------


---------------

(1) Includes Chairman of the Board and Chief Executive Officer and the four other most highly compensated executive officers as measured by salary and bonus.



(2) Compensation deferred at the election of named officers is included in the category (e.g., bonus, LTIP payouts) and year it would have otherwise been reported had it not been deferred.



(3) Includes (a) payments of above-market interest on deferred compensation, (b) dividend equivalents paid with respect to long-term performance shares prior to end of three-year performance period, and other earnings on long-term incentive compensation paid during the year, (c) tax payment reimbursements, and (d) the value of personal benefits and perquisites.



(4) On December 31, 1995, Mr. McGinn held an outstanding grant of restricted stock of 5,000 shares with a value of $323,750. On September 25, 1995, an award of restricted stock units was granted to Messrs. Marx and Stanzione and on October 31, 1995 to Ms. Russo as part of AT&T special equity incentive/retention program in the amounts of 9,000 units, 17,000 units and 13,200 units, respectively, with a value at December 31, 1995 of $582,750, $1,100,750 and $854,700, respectively. These grants vest four years after the date of grant and carry stringent penalties for competition and other specified adverse activities. The value at grant of these shares and units is reflected in the table above. Dividends on such shares are paid in cash to the holders thereof.



(5) Includes distribution in 1995 to Messrs. McGinn, Marx and Stanzione, and Ms. Russo of performance shares where three-year performance period ended December 31, 1994.



(6) In 1995, includes (a) Company contributions to savings plans (Mr. McGinn $6,000, Mr. Marx $6,000, Mr. Stanzione $6,000 and Ms. Russo $6,000, (b)
    dollar value of the benefit of premiums paid for split-dollar life insurance policies (unrelated to term life insurance coverage) projected on an actuarial basis (Mr. McGinn $17,409, Mr. Marx $38,756, Mr. Stanzione $17,088, and Ms. Russo $13,151), and (c) payments equal to lost AT&T savings match caused by IRS limitations (Mr. McGinn $8,582, Mr. Marx $17,744, Mr. Stanzione $5,081, and Ms. Russo $4,834).



(7) Mr. Schacht became Chief Executive Officer of the Company on February 1, 1996. For a description of Mr. Schacht's 1995 and 1996 compensation arrangements, see "-- Other Employment Arrangements."

OPTION AND SAR GRANTS OF AT&T COMMON STOCK TO EXECUTIVE OFFICERS



     The following tables disclose information regarding stock options and stock appreciation rights granted to the executive officers named in the above Summary Compensation Table in respect of shares of AT&T Common Stock under the AT&T 1987 Long Term Incentive Plan (the "1987 Plan").



                  AGGREGATED OPTION/STOCK APPRECIATION RIGHTS


                     EXERCISES IN 1995 AND YEAR-END VALUES



                                                                                                   VALUE OF
                                                                                                 IN-THE-MONEY
                                                                      UNEXERCISED                OPTIONS/SARS
                                                                     OPTIONS/SARS                 AT YEAR END
                                                                      AT YEAR END                     ($)
                                                                          (#)              -------------------------
                            SHARES ACQUIRED   VALUE REALIZED   -------------------------   EXERCISABLE/UNEXERCISABLE
         NAME(1)            ON EXERCISE(#)         ($)         EXERCISABLE/UNEXERCISABLE               -
--------------------------  ---------------   --------------   -------------------------
Henry B. Schacht..........            0                  0                     0                            0
                                                                               0                            0
Richard A. McGinn.........            0                  0                57,485                      752,896
                                                                          55,254                      780,683
William B. Marx, Jr.......       84,046          1,983,425               134,410                    2,352,580
                                                                         225,984                    1,593,198
Daniel C. Stanzione.......        1,350             52,023                51,977                    1,217,027
                                                                         242,192                      807,663
Patricia F. Russo.........            0                  0                40,465                      857,003
                                                                          70,330                      226,003


---------------

(1) Includes Chairman of the Board and Chief Executive Officer and the four other most highly compensated executives officers as measured by salary and bonus. Sets forth information regarding options/stock appreciation rights regardless of year of grant.



                  LONG-TERM INCENTIVE PLANS -- AWARDS IN 1995



                                                                                ESTIMATED FUTURE PAYOUTS
                                                                                 OF PERFORMANCE SHARES
                                                                 PERFORMANCE     UNDER NON-STOCK PRICE
                                                    NUMBER OF    PERIOD UNTIL          BASED PLAN
                                                   PERFORMANCE    MATURATION             TARGET
                     NAME(1)                         SHARES       OR PAYOUT               (#)
-------------------------------------------------  -----------   ------------   ------------------------
Henry B. Schacht.................................          0               --                  0
Richard A. McGinn................................      9,988        1995-1997              9,988
William B. Marx, Jr..............................     10,555        1995-1997             10,555
Daniel C. Stanzione..............................      5,581        1995-1997              5,581
Patricia F. Russo................................      3,089        1995-1997              3,089


---------------

(1) Includes Chairman of the Board and Chief Executive Officer and the four other most highly compensated executive officers as measured by salary and bonus.



(2) In January 1995, the Performance Shares listed in the table were awarded. Normally, the payout of awards is tied to achieving specific levels of return-to-equity ("RTE"). The target amount would be earned if 100% of the targeted RTE rate is achieved. At its December 1995 meeting, the Compensation Committee of the AT&T Board of Directors recommended and approved that the performance amounts for the 1995-1997 performance cycle be deemed to have been met at the target level. This action was taken in acknowledgment that AT&T's restructuring had rendered the original performance criteria inapplicable and of the difficulty of establishing revised criteria while the restructuring was in progress. Awards will be distributed as common stock, or as cash in such an amount equal to the value of these shares, or partly in common stock and partly in cash.

            OPTION GRANTS WITH RESPECT TO SERVICES PERFORMED IN 1995



                                                                INDIVIDUAL GRANTS
                                          --------------------------------------------------------------
                                          NUMBER OF
                                            SHARES                                              GRANT
                                          UNDERLYING    % OF TOTAL                               DATE
                                           OPTIONS       OPTIONS      EXERCISE                 PRESENT
                                           GRANTED      GRANTED TO     PRICE     EXPIRATION    VALUE(2)
                NAME(1)                       #        EMPLOYEES(2)    ($/SH)       DATE        ($)(3)
----------------------------------------  ----------   ------------   --------   ----------   ----------
Henry B. Schacht........................          0            0             0            0            0
Richard A. McGinn.......................     36,504          .28%      49.9375       1/3/05      384,752
William B. Marx, Jr.....................     38,484         1.04%      49.9375       1/3/05      405,621
                                            100,000                    63.5000      9/25/05    1,294,000
Daniel C. Stanzione.....................     19,692         1.65%      49.9375       1/3/05      207,554
                                            200,000                    63.5000      9/25/05    2,588,000
Patricia F. Russo.......................     10,830         0.53%      49.9375       1/3/05      114,148
                                             59,500                    63.5000     10/31/05      769,930


---------------

(1) Includes Chairman of the Board and Chief Executive Officer and the four other most highly compensated executive officers as measured by salary and bonus.



(2) Includes the regular annual grant of options as well as a special equity incentive/retention grant following the announcement of AT&T intended restructuring. Options granted January 3, 1995, become exercisable to the extent of one-third of the grant on January 3, 1996, January 3, 1997, and January 3, 1998, respectively. Options granted September 25, 1995 and October 31, 1995, become exercisable four years after the date of grant provided that applicable price performance criteria have been satisfied. Irrespective of price performance, all options granted on September 25, 1995 and October 31, 1995 will vest 6 years after the date of grant.



(3) Percent of total options granted based on total options granted to AT&T employees.



(4) In accordance with Securities and Exchange Commission rules, the Black-Scholes option pricing model was chosen to estimate the grant date present value of the options set forth in this table. The Company's use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option valuation models, including the Black-Scholes model, require a prediction about the future movement of the stock price. The following assumptions were made for purposes of calculating the Grant Date Present Value: for the January grant, an option term of 7 years, volatility at .1769, dividend yield at 2.77%, interest rate at 7.83%, and a 3% per year discount for each year in the vesting period for risk of forfeiture over the 3-year vesting schedule, and for the September and October grants, an option term of 7 years, volatility at .1572, dividend yield at 2.66%, interest rate at 6.40%, and a 3% per year discount for each year in the vesting period for risk of forfeiture over the 4-year vesting schedule. The real value of the options in this table depends upon the actual performance of the Company's stock and, after the Distribution, the Common Stock, during the applicable period.


PENSION PLANS


     Prior to the Distribution, the Company's management employees will be participants in AT&T's Management Pension Plan (the "AT&T Management Pension Plan"). Effective at the time of the Distribution, the Company will adopt a management pension plan (the "Company Management Pension Plan") that will replicate, in all material respects, the AT&T Management Pension Plan and that will be a non-contributory pension plan which covers all management employees, including Mr. McGinn, Mr. Marx, Mr. Stanzione and Ms. Russo. The Company also will adopt non-contributory supplementary pension plans which will replicate in all material respects AT&T's supplementary pension plans. The following is a summary description of the expected terms of the Company Management Pension Plan. Participants will be given full credit under the Company Management Pension Plan for service and compensation accrued under the AT&T

Management Pension Plan. The normal retirement age under the Company Management Pension Plan is 65; however, retirement before age 65 can be elected under certain conditions.


     Under the Company Management Pension Plan, annual pensions will be computed on an adjusted career average pay basis. The adjusted career average pay formula will be the sum of (a) 1.6% of the average annual pay for the six years ending December 31, 1992, times the number of years of service prior to January 1, 1993, plus (b) 1.6% of pay subsequent to December 31, 1992. Only the basic salary will be taken into account in the formula used to compute pension amounts.


     Federal laws place limitations on pensions that may be paid from the pension trust related to the Company Management Pension Plan. Pension amounts based on the Company Management Pension Plan formula which exceed the applicable limitations will be paid under the Company's supplemental pension plans rather than under the Company Management Pension Plan. Such amounts will be treated for accounting purposes as an operating expense of the Company.



     Prior to the Distribution, certain of the Company's employees will be participants in AT&T's Non-Qualified Pension Plan (the "AT&T Non-Qualified Plan"). Effective at the time of the Distribution, the Company will adopt a non-qualified pension plan (the "Company Non-Qualified Plan") that will replicate, in all material respects, the AT&T Non-Qualified Plan, and under which annual pensions for Mr. McGinn, Mr. Marx, Mr. Stanzione, Ms. Russo and other senior managers will be computed based primarily on actual annual bonus awards under the Company's short-term incentive plan. Participants will be given full credit under the Company Non-Qualified Plan for service and compensation under the AT&T Non-Qualified Plan.


     Under the Company Non-Qualified Plan, pension benefits generally will commence at the same time as benefits under the Company Management Pension Plan. The annual pension amounts payable under the Company Non-Qualified Plan will be equal to the greater of the amounts computed under the Basic or Alternate Formula described below.

Basic Formula:

     The sum of (a) 1.5% of the average of the actual annual bonus awards for the three-year period ending December 31, 1989, times the number of years of service prior to January 1, 1990, plus (b) 1.6% of the actual annual bonus awards subsequent to December 31, 1989.

Alternate Formula:

     The excess of (a) 1.7% of the adjusted career average pay, over (b) 0.8% of the covered compensation base, times years of service to retirement, minus the benefit calculated under the Company Management Pension Plan formula (without regard to limitations imposed by the IRS). For purposes of this formula, adjusted career average pay will be determined by dividing the sum of the employee's total adjusted career income by the employee's actual term of employment at retirement. Total adjusted career income is the sum of (A) and (B), where (A) is the sum of (i) employee's years of service prior to January 1, 1993, multiplied by the employee's average annual compensation (within the meaning of the Company Management Pension Plan) for the three-year period ending December 31, 1992, without regard to the limitations imposed by the Code, plus (ii) the employee's years of service prior to January 1, 1990, multiplied by the average of the employee's actual annual bonus awards for the three-year period ending December 31, 1989, and (B) is the sum of the employee's actual compensation (within the meaning of the Company Management Pension Plan) after December 31, 1992, without regard to the limitations imposed by the Code, and actual annual bonus awards subsequent to December 31, 1989. The covered compensation base used in this formula is the average of the maximum wage amount on which an employee was liable for social security tax for each year beginning with 1961 and ending with 1995. In 1995, the covered compensation base was $25,800.

     An Alternative Minimum Formula ("AMF") will apply to active senior managers with five years of service who were participants in the predecessor to the AT&T Non-Qualified Plan as of December 31, 1993.

The annual pension amount payable under the AMF will be equal to the greater of the amounts computed under Formulas A and B plus an additional percent increase factor as described below:

Formula A:

     The sum of (a) 1.5% of the average of the total compensation for the three-year period ending December 31, 1992, times the number of years of service prior to January 1, 1993, plus (b) 1.6% of the total compensation from January 1, 1993, to December 31, 1993. For purposes of this Formula A, total compensation will be basic salary plus actual annual bonus awards. The pension amounts resulting from this Formula A will be reduced to reflect retirements prior to age 55.

Formula B:

     The excess of (a) 1.7% of the adjusted career average pay, over (b) 0.8% of the covered compensation base, times years of service to December 31, 1993. For purposes of this Formula B, adjusted career average pay is determined by dividing the sum of the employee's total adjusted career income used for purposes of Formula A, by the employee's actual term of employment to December 31, 1993. The covered compensation base used in this Formula B is the average of the maximum wage amounts on which an employee was liable for social security tax for each year beginning with 1959 and ending with 1993. In 1993, the covered compensation base was $22,800. The pension amounts resulting from this Formula B will be reduced to reflect retirements prior to age 60.


     An additional percent increase factor based on age and service is applied to the pension amount resulting from the higher of Formula A or B. The total AMF pension results in a fixed benefit and such amount will be reduced by the amount payable under the Company Management Pension Plan. It is anticipated that after 1997, a senior manager's normal pension increases resulting from additional age and service as well as possible future pension plan amendments could cause the regular accrued pension benefit (under the Basic or Alternative Formulas above) to exceed the fixed AMF benefit. Pensions resulting from the AMF will be payable under the Company Non-Qualified Plan.



     Pension amounts under either the Company Management Pension Plan formula or the Company Non-Qualified Plan are not subject to reductions for social security benefits or other offset amounts. If Mr. McGinn, Mr. Marx, Mr. Stanzione and Ms. Russo continue in the positions above and retire at normal retirement age, the estimated annual pension amounts payable under the Company Management Pension Plan formula and the Company Non-Qualified Plan would be $305,400, $228,900; $314,800, $256,800; $219,800, $114,200; and $287,600, $152,000, respectively.
Amounts shown are straight-life annuity amounts not reduced by a joint and survivorship provision which is available to the officers named. Mr. Schacht, based on age at hire and current mandatory retirement age practices, would have insufficient service to vest in any Company qualified or non-qualified pension plans.


     The Company has reserved the right to purchase annuity contracts to satisfy its unfunded obligations to any of these officers under the Company Non-Qualified Plan. In the event the Company purchases an annuity contract for any officer, the pension payments for such officer will vary from those set forth above. In such event, there would be a tax gross-up payment to the officer and annuity benefits paid by the annuity provider will be reduced to offset the tax gross-up payment. The after-tax pension benefit will be the same as the after-tax benefit the participant would otherwise have received under the Company Non-Qualified Plan.


     Certain of the Company's non-qualified executive benefit plans will be supported by a benefits protection grantor trust, the assets of which are subject to the claims of the Company's creditors. In the event of a "Change in Control" or "Potential Change in Control" of the Company (as such terms are defined therein), certain additional funds might be required to be contributed to such trust to support benefits under such plans.


OTHER EMPLOYMENT ARRANGEMENTS


     Mr. Schacht became Chief Executive Officer of the Company on February 1, 1996. During 1995, Mr. Schacht did not receive any compensation as an employee of either the Company or AT&T. However, he received $264,516 for consulting services rendered from October 12, 1995 through December 31, 1995. It is expected that Mr. Schacht will receive a salary for 1996 equal to $900,000. He will also be eligible for an incentive bonus award, which, assuming achievement of target levels, would result in a payment of an additional $1,118,000. In addition, in January 1996, the Compensation Committee of the AT&T Board of Directors awarded Mr. Schacht stock units representing 20,090 shares of AT&T Common Stock and options to acquire 72,672 shares of AT&T Common Stock under the 1987 Plan. Such stock units vest in one installment at the end of three years. Such options have an exercise price of $66.8125 per share of AT&T Common Stock, vest in equal installments over three years, and have a term of 10 years from the date of grant. At the time of the Distribution, such stock units and stock options will be converted into Awards based on shares of Common Stock, as more fully set forth below under "Arrangements Between the Company and AT&T -- Employee Benefits Agreement."


1996 COMPANY LONG TERM INCENTIVE PLAN


     The Company intends to adopt, with the approval of AT&T in its capacity as the sole stockholder of the Company, the 1996 LTIP. After the Distribution, the 1996 LTIP will be administered by the Compensation Subcommittee of the Executive, Corporate Governance and Compensation Committee of the Company Board (the "Compensation Committee"). In order to ensure that compensation paid pursuant to the 1996 LTIP can qualify as "performance-based compensation" not subject to the limitation on deductibility of certain executive compensation in excess of $1 million, the Company intends to seek stockholder approval of the 1996 LTIP at either its 1997 or 1998 annual meeting of stockholders. Such stockholder approval is not required for any other purpose. The following description of the 1996 LTIP is qualified by reference to the full text thereof, a copy of which will be filed as an exhibit to the Registration Statement. See "Available Information."


  Awards


     The 1996 LTIP provides for the grant of incentive stock options that qualify under Section 422 of the Code ("ISOs") and non-statutory stock Options, SARs, Restricted Stock Awards, Performance Awards, Other Stock Unit Awards (as such terms are defined herein), and any other right, interest, or option relating to shares of Common Stock or other securities of the Company (collectively, "Awards"). No determination has yet been made as to the number of employees of the Company who will be eligible to participate in the 1996 LTIP. However, as described under "Arrangements Between the Company and AT&T -- Employee Benefits Agreement," employees of the Company who hold AT&T Stock Awards (approximately 1,400 persons as of March 1, 1996) are expected to receive in substitution therefor, following consummation of the Distribution, Awards under the 1996 LTIP (the "Substitute Awards").


  Shares Available


     The 1996 LTIP contains a formula for establishing an annual limit on the number of shares of Common Stock which may be awarded (or with respect to which non-stock Awards may be made) in any given calendar year, except that Substitute Awards will not be counted against such limit. Subject to customary anti-dilution adjustments, the total number of shares of Common Stock available for grant under the 1996 LTIP in each calendar year is 1.2% of the total outstanding shares of Common Stock as of the first day of such year for which the 1996 LTIP is in effect (except that for 1996, the number of shares of Common Stock outstanding immediately after the Offerings will be used); provided that such number will be increased in any year by the number of shares of Common Stock available for grant under the 1996 LTIP in previous years but not covered by Awards granted thereunder in such years; provided, further; that no more than 50 million shares of Common Stock will be cumulatively available for the grant of ISOs. Any shares of Common Stock issued by the Company through the assumption or substitution of outstanding grants from an acquired company ("Rollover Awards") will not reduce the number of shares of Common Stock available for grants thereunder. In addition, no one individual may be granted Awards with respect to more than 1,000,000 shares of Common Stock in any one year (not including Substitute Awards). Any shares of Common Stock issued under the 1996 LTIP (including in connection with Substitute Awards) may consist, in whole or in part, of authorized and unissued shares or treasury shares or shares purchased in the open market. If any shares of

Common Stock subject to any Award are forfeited or such Award otherwise terminates without the issuance of such shares of Common Stock or of other consideration in lieu of such shares, the shares subject to such Award, to the extent of any such forfeiture or termination, will again be available for grant under the 1996 LTIP. In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, reverse stock split, spin off or similar transaction or other change in corporate structure affecting the shares of Common Stock, such adjustments and other substitutions will be made to the 1996 LTIP and to Awards as the Compensation Committee in its sole discretion deems equitable or appropriate, including without limitation such adjustments in the aggregate number, class and kind of shares of Common Stock which may be delivered under the 1996 LTIP, in the aggregate or to any one Participant, in the number, class, kind and option or exercise price of shares of Common Stock subject to outstanding Options, SARs or other Awards granted under the 1996 LTIP, and in the number, class and kind of shares of Common Stock subject to Awards granted under the 1996 LTIP (including, if the Compensation Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company), as the Compensation Committee may determine to be appropriate in its sole discretion, provided that the number of shares of Common Stock or other securities subject to any Award shall always be a whole number.



  Corporate Governance and Compensation Committee



     The Compensation Committee, which is comprised of Non-Employee Directors, none of whom may receive any Awards under the 1996 LTIP, will administer the 1996 LTIP after the Distribution. See "-- Committees of the Board of Directors." The Compensation Committee will have full power and authority, subject to such orders or resolutions not inconsistent with the provisions of the 1996 LTIP as may from time to time be adopted by the Company Board, (i) to select the employees of the Company and its affiliates to whom Awards may from time to time be granted (the "Participants"); (ii) to determine the type or types of Award to be granted to each Participant; (iii) to determine the number of shares of Common Stock to be covered by each Award; (iv) to determine the terms and conditions, not inconsistent with the provisions of the 1996 LTIP of any Award;
(v) to determine whether, to what extent and under what circumstances Awards may be settled in cash, shares of Common Stock or other property or canceled or suspended; (vi) to determine whether, to what extent and under what circumstances cash, shares of Common Stock and other property and other amounts payable with respect to an Award will be deferred either automatically or at the election of the Participant; (vii) to interpret and administer the 1996 LTIP and any instrument or agreement entered into thereunder; (viii) to establish such rules and regulations and appoint such agents as it may deem appropriate for the proper administration thereof; and (ix) to make any other determination and take any other action that the Compensation Committee deems necessary or desirable for administration of the 1996 LTIP.


  Substitute Awards


     Pursuant to the Employee Benefits Agreement, Substitute Awards will be issued to employees of the Company following the Distribution in exchange for AT&T Stock Awards. The terms and conditions of each Substitute Award, including, without limitation, the time or times when, and the manner in which, each Option or SAR constituting a Substitute Award will be exercisable, the duration of the exercise period, the permitted method of exercise, settlement and payment, the rules that will apply in the event of the termination of employment of the employee, the events, if any, that may give rise to an employee's right to accelerate the vesting or the time of exercise thereof and the vesting provisions of any Restricted Stock Award or Performance Award constituting Substitute Awards, will be the same as those of the surrendered or forfeited AT&T Stock Award. See "Arrangements Between the Company and AT&T -- Employee Benefits Agreement."


  Options; Stock Appreciation Rights


     Options to purchase Common Stock ("Options") may be granted under the 1996 LTIP, either alone or in addition to other Awards. Except in the case of Substitute Awards and Rollover Awards, the purchase price per share of Common Stock purchasable under an Option will be determined by the Compensation

Committee, in its sole discretion; provided that such purchase price will not be less than the Fair Market Value (as defined in the 1996 LTIP) of a share of Common Stock on the date of the grant of the Option. The term of each Option will be fixed by the Compensation Committee in its sole discretion; provided that no ISO will be exercisable after the expiration of 10 years from the date the Option is granted. Options will be exercisable at such time or times as determined by the Compensation Committee at or subsequent to grant. Unless otherwise determined by the Compensation Committee at or subsequent to grant, no ISO will be exercisable during the year ending on the day before the first anniversary date of the granting of the ISO. Subject to the other provisions of the 1996 LTIP and any applicable Award agreement, any Option may be exercised by the Participant, in whole or in part, at such time or times, and the Participant may make payment of the option price in such form or forms, including, without limitation, payment by delivery of cash, shares of Common Stock or other consideration (including, where permitted by law and the Compensation Committee, Awards) having a Fair Market Value on the exercise date equal to the total option price, or by any combination of cash, shares of Common Stock and other consideration as the Compensation Committee may specify in the applicable Award agreement.



     In accordance with rules and procedures established by the Compensation Committee, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Common Stock with respect to which ISOs held by any Participant and exercisable for the first time by such Participant during any calendar year under the 1996 LTIP (and under any other benefit plans of the Company or of any parent or subsidiary corporation of the Company) will not exceed $100,000 or, if different, the maximum limitation in effect at the time of grant under Section 422 of the Code, or any successor provision, and any regulations promulgated thereunder. In its sole discretion, the Compensation Committee may provide, at the time of grant, that the shares to be issued upon an Option's exercise will be in the form of restricted stock or other similar securities, or may reserve the right so to provide after the time of grant. SARs may be granted to Participants either alone or in addition to other Awards and may, but need not, relate to a specific Option. The provisions of SARs need not be the same with respect to each recipient. Any SAR related to an Option other than an ISO may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option. Any SAR related to an ISO must be granted at the same time such Option is granted. In the case of any SAR related to any Option, the SAR or applicable portion thereof will terminate and no longer be exercisable upon the termination or exercise of the related Option, except that any SAR granted with respect to less than the full number of shares of Common Stock covered by a related Option will not be reduced except to the extent that the number of shares affected by the exercise or termination of the related Option exceeds the number of shares not covered by the SAR. Any Option related to any SAR will no longer be exercisable to the extent the related SAR has been exercised. The Compensation Committee may impose such conditions or restrictions on the exercise of any SAR as it may deem appropriate.


  Performance Shares


     Performance-based equity awards ("Performance Awards") may be issued to Participants, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the 1996 LTIP. The performance criteria to be achieved during any Performance Period (as defined in the 1996 LTIP) and the length of the Performance Period will be determined by the Compensation Committee upon the grant of each Performance Award. With certain exceptions, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, shares of Common Stock, other property or any combination thereof, in the sole discretion of the Compensation Committee at the time of payment. The performance levels to be achieved for each Performance Period and the amount of the Performance Award to be distributed will be conclusively determined by the Compensation Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Compensation Committee, on a deferred basis.

  Other Stock Unit Awards


     Other Awards of shares of Common Stock and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Common Stock or other property ("Other Stock Unit Awards") may be granted to Participants, either alone or in addition to other Awards. Other Stock Unit Awards may be paid in shares of Common Stock, other securities of the Company, cash or any other form of property as the Compensation Committee may determine. Subject to the provisions of the 1996 LTIP, the Compensation Committee will have sole and complete authority to determine the employees of the Company and its affiliates to whom, and the time or times at which, such Awards will be made, the number of shares of Common Stock to be granted pursuant to such Awards, and all other conditions of the Awards. The provisions of Other Stock Unit Awards need not be the same with respect to each recipient.



     Shares of Common Stock (including securities convertible into shares of Common Stock) granted as Other Stock Unit Awards may be issued for no cash consideration or for such minimum consideration as may be required by applicable law; shares of Common Stock (including securities convertible into such shares) purchased pursuant to a purchase right granted as an Other Stock Unit Award will be purchased for such consideration as the Compensation Committee may, in its sole discretion, determine, which (other than in the case of Substitute Awards or Rollover Awards) will not be less than the Fair Market Value of such shares of Common Stock or other securities as of the date such purchase right is awarded.


  Restricted Shares


     Restricted stock awards ("Restricted Stock Awards") may be issued to Participants, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the 1996 LTIP. The provisions of Restricted Stock Awards need not be the same with respect to each recipient. Except as otherwise determined by the Compensation Committee at the time of grant, upon termination of employment for any reason during the restriction period, all Restricted Stock Awards still subject to restriction will be forfeited by the Participant and reacquired by the Company; provided that, in the event of a Participant's retirement, permanent disability, other termination of employment or death, or in cases of special circumstances, the Compensation Committee may, in its sole discretion, when it finds that a waiver would be in the best interests of the Company, waive, in whole or in part, any or all remaining restrictions with respect to such Participant's Restricted Stock Awards.


  Change in Control


     The 1996 LTIP provides, that unless the Compensation Committee determines otherwise at the time of grant with respect to a particular Award, in the event of a Change in Control (as defined below), with certain exceptions, (i) any Options and SARs outstanding as of the date such Change in Control will become fully exercisable and vested to the full extent of the original grant; (ii) the restrictions and deferral limitations applicable to any Restricted Stock Awards will lapse; (iii) all Performance Awards will be considered to be earned and payable in full, and any deferral or other restriction will lapse and such Performance Awards will be immediately settled or distributed; and (iv) the restrictions and deferral limitations and other conditions applicable to any Other Stock Awards or any other Awards will lapse, and such Other Stock Awards or such other Awards will become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant.



     The 1996 LTIP also provides, with certain exceptions, that, if determined by the Compensation Committee at or after the time of grant, during the 60-day period from and after a Change in Control (the "Exercise Period"), a Participant holding an Option will have the right, whether or not the Option is fully exercisable and in lieu of the payment of the purchase price for the shares of Common Stock being purchased under the Option and by giving notice to the Company, to elect (within the Exercise Period) to surrender all or part of the Option to the Company and to receive cash, within 30 days of such notice, in an amount equal to the amount by which the Change in Control Price (as defined below) per share of the Common Stock on the date of such election exceeds the purchase price per share under the Option multiplied by the number of Shares granted under the Option as to which such right has been exercised.

     The 1996 LTIP defines "Change in Control" to mean, with certain exceptions, the happening of any of the following events: (i) an acquisition by any individual, entity or group of beneficial ownership of 20% or more of either (A) the then outstanding shares of Common Stock or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; or (ii) a change in the composition of the Board such that the individuals who, as of the Distribution, constitute the Board cease for any reason to constitute at least a majority of the Board; or (iii) the approval by the stockholders of the Company of a merger, reorganization or consolidation or sale of other disposition of all or substantially all of the assets of the Company (each, a "Corporate Transaction") or, if consummation of such Corporate Transaction is subject, at the time of such approval by stockholders, to the consent of any government or governmental agency, the obtaining of such consent (either explicitly or implicitly by consummation); or
(iv) the approval of the stockholders of the Company of a complete liquidation or dissolution of the Company.



     The 1996 LTIP defines "Change in Control Price", with certain exceptions, as the higher of (i) the highest price of a share of Common Stock during the 60-day period prior to and including the date of a Change in Control or (ii) if the Change in Control is the result of a tender or exchange offer or a Corporate Transaction, the highest price per share of Common Stock paid in such tender or exchange offer or Corporate Transaction.


  Other Provisions


     The Company Board may amend, alter or discontinue the 1996 LTIP, but no amendment, alteration, or discontinuation may be made that would impair rights under an Award theretofore granted without the Participant's consent, or that, without the approval of the stockholders, would (a) except pursuant to the provisions providing for anti-dilution adjustments, increase the total number of shares of Common Stock reserved thereunder; (b) change the employees or class of employees eligible to participate therein; or (c) prevent the Company from fulfilling its obligations with respect to Substitute Awards pursuant to the Employee Benefits Agreement. The Compensation Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, but no such amendment may impair the rights of any Participant without his or her consent. The Compensation Committee may also substitute new Awards for previously granted Awards, including, without limitation, previously granted Options having higher Option prices.



     The Compensation Committee will be authorized to make adjustments in Performance Award criteria or in the terms and conditions of other Awards in recognition of unusual or nonrecurring events affecting the Company or its financial statements or changes in applicable laws, regulations or accounting principles. The Compensation Committee may also establish certain procedures providing for the deferral of the payment of any Award and the delivery of shares of Common Stock in satisfaction of withholding tax obligations.



     Subject to the provisions of the 1996 LTIP and any Award agreement, the recipient of an Award (including, without limitation, any deferred Award) may, if so determined by the Compensation Committee, be entitled to receive, currently or on a deferred basis, interest or dividends, or interest or dividend equivalents, with respect to the number of shares of Common Stock covered by the Award, as determined by the Compensation Committee, in its sole discretion, and the Compensation Committee may provide that such amounts (if any) will be deemed to have been reinvested in additional shares of Common Stock or otherwise reinvested.



     The 1996 LTIP also provides that, if the Compensation Committee determines at the time Restricted Stock, a Performance Award or an Other Stock Unit Award is granted to a Participant that such Participant is, or is likely to be at the time he or she recognizes income for federal income tax purposes in connection with such Award, a covered employee within the meaning of Section 162(m) of the Code, then the Compensation Committee may impose certain performance goals and impose certain other restrictions with respect to such Award.

  The Company's Other Benefit Plans

     Pursuant to the Employee Benefits Agreement, the Company will create plans for management and occupational employees of the Company that replicate in all material respects AT&T's benefit plans. Except as provided therein, the Employee Benefits Agreement does not preclude the Company from discontinuing any plan, changing any plan or benefit or adopting any new plan. See "Arrangements Between the Company and AT&T -- Employee Benefits Agreement."

     In addition, the Company plans to investigate other programs for more broad-based ownership of Common Stock by the Company's employees following the Distribution.

RELATED TRANSACTIONS


     AT&T owns over 80% of the outstanding common stock of AT&T Capital Corp. ("AT&T Capital"). In 1993, AT&T and AT&T Capital entered into an operating agreement (the "Operating Agreement"), pursuant to which AT&T provides AT&T Capital with the right to be the preferred provider of leasing and financing services for AT&T's products on a basis consistent with past practice. The Operating Agreement expires in August 2000. The Company, as a subsidiary of AT&T, has operated under the Operating Agreement and, pursuant to the terms thereof, is expected to enter into a comparable operating agreement with AT&T Capital prior to the Closing Date. In addition, right, title and interest in certain lease receivables for business communication equipment are sold at a discount to AT&T Capital. The Company acts as an agent to bill and collect such receivables. The Company has agreed to repurchase certain of these lease receivables in the event of a default thereon. At December 31, 1995, $206 million of such receivables had recourse to the Company in the event of default.



     As described under "Risk Factors -- Reliance on Major Customers," the Company's largest customer in terms of total revenue has been AT&T. For the year 1995, the Company had $2,119 million of revenues from AT&T. At December 31, 1995, the related receivables amounted to $291 million.



     In addition, the Company has engaged, and expects to continue to engage, with AT&T and with affiliates of AT&T, in certain ordinary course business transactions. For a summary of such transactions, see "Arrangements Between the Company and AT&T" and Note 12 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.



     During 1995, the Company had outstanding two loans to Mr. Butters, President, North American Region, Network Systems. The largest aggregate principal amounts of such loans during such year were $120,000 and $95,000, although $12,000 and $28,000, respectively, of such amounts were voluntarily repaid during such year. The loans carry rates of 5.19% and 5.21% per annum, respectively, payable annually, and mature in 1999.

                   ARRANGEMENTS BETWEEN THE COMPANY AND AT&T


     For the purposes of governing certain of the relationships between the Company and AT&T (including NCR) following the Separation, the Offerings and the Distribution, the Company, AT&T and NCR have entered into the Separation and Distribution Agreement, and have entered into or, on or prior to the Closing Date, will enter into the Ancillary Agreements to which they are parties (collectively, the "Transaction Agreements"). The Ancillary Agreements include the Interim Services and Systems Replication Agreement; the General Purchase Agreement and the supplemental agreements related thereto; the Employee Benefits Agreement; the Brand License Agreement; the Patent License Agreement and other patent-related agreements; the Technology License Agreement and other technology-related agreements; the Tax Sharing Agreement and other tax-related agreements; certain agreements providing for the assignment of, and the establishment of transitional arrangements with respect to, real property; and agreements pursuant to which AT&T will provide communications services to the Company and NCR will sell certain products to the Company. Certain of the Transaction Agreements summarized below have been filed as exhibits to the Registration Statement of which this Prospectus forms a part and the summaries of such agreements are qualified in their entirety by reference to the full text of such agreements. See "Available Information." Capitalized terms used in this section and not otherwise defined in the section entitled "-- Certain Definitions" below or elsewhere herein shall have their respective meanings set forth in the Separation and Distribution Agreement (except that the term "Company" is used in lieu of the term "Lucent").


SEPARATION AND DISTRIBUTION AGREEMENT

     The Separation and Distribution Agreement sets forth the agreements among the Company, AT&T and NCR with respect to the principal corporate transactions required to effect the Separation, the Offerings and the Distribution, and certain other agreements governing the relationship among the parties thereafter. Certain agreements specifying the series of transactions necessary to effect the separation of Assets and Liabilities of the Company, AT&T and NCR located outside the United States are contained in the Non-U.S. Plan.

  The Separation

     To effect the Separation, AT&T and NCR have transferred or agreed to transfer, or to cause their respective subsidiaries to transfer, the Company Assets to the Company. The Company has assumed or agreed to assume and has agreed faithfully to perform and fulfill all the Company Liabilities in accordance with their respective terms. Except as expressly set forth in the Separation and Distribution Agreement or in any Ancillary Agreement, no party is making any representation or warranty as to the assets, businesses or liabilities transferred or assumed as part of the Separation, as to any consents or approvals required in connection therewith, as to the value or freedom from any Security Interests of any of the Assets transferred or as to the absence of any defenses or freedom from counterclaim with respect to any claim of any party, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any Asset transferred. Except as expressly set forth in any Transaction Agreement, all Assets are being transferred on an "as is," "where is" basis, and the respective transferees have agreed to bear the economic and legal risks that the conveyance is insufficient to vest in the transferee good and marketable title, free and clear of any Security Interest.

  The Distribution

     The Separation and Distribution Agreement provides that, subject to the terms and conditions thereof, AT&T and the Company will take all reasonable steps necessary and appropriate to cause all conditions to the Distribution to be satisfied, and to effect the Distribution on the Distribution Date. The AT&T Board will have the sole discretion to determine the date of consummation of the Distribution at any time after the Closing Date and on or prior to December 31, 1996. AT&T has agreed to consummate the Distribution no later than December 31, 1996, subject to the satisfaction or waiver by the AT&T Board, in its sole discretion, of the following conditions:

          (i) a private letter ruling from the IRS shall have been obtained, and shall continue in effect, to the effect that, among other things, the Distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Code and the transfer to the Company of the Company Assets and the assumption by the Company of the Company Liabilities in connection with the Separation will not result in recognition of any gain or loss for federal income tax purposes to AT&T, the Company or AT&T's or the Company's shareholders, and such ruling shall be in form and substance satisfactory to AT&T, in its sole discretion;

          (ii) any material Governmental Approvals and Consents necessary to consummate the Distribution shall have been obtained and be in full force and effect;

          (iii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect, and no other event outside the control of AT&T shall have occurred or failed to occur that prevents the consummation of the Distribution; and

          (iv) no other events or developments shall have occurred subsequent to the Closing Date that, in the judgment of the AT&T Board, would result in the Distribution having a material adverse effect on AT&T or on the shareholders of AT&T.

In the event that any such condition is not satisfied or waived on or before December 31, 1996, AT&T has agreed to consummate the Distribution as promptly as practicable following the satisfaction or waiver of all such conditions. AT&T may terminate the obligation to consummate the Distribution if the Distribution has not occurred by December 31, 1997. See "-- Termination."

     The Company, AT&T and NCR have agreed that, after the Closing Date, none of the parties will take, or permit any of its affiliates to take, any action which reasonably could be expected to prevent the Distribution from qualifying as a tax-free distribution within the meaning of Section 355 of the Code. The parties have also agreed to take any reasonable actions necessary in order for the Distribution to qualify as a tax-free distribution pursuant to Section 355 of the Code. Without limiting the foregoing, after the Closing Date and on or prior to the Distribution Date, the Company will not issue or grant, and will not permit any member of the Company Group to issue or grant, directly or indirectly, any shares of Common Stock or any rights, warrants, options or other securities to purchase or acquire (whether upon conversion, exchange or otherwise) any shares of Common Stock (whether or not then exercisable, convertible or exchangeable).

  Retained Receivables

     Under the Separation and Distribution Agreement, AT&T has retained all the Retained Receivables, consisting of certain receivables that arose in the Company Business. The Retained Receivables have a face amount estimated for pro forma purposes at approximately $2,000 million. The Separation and Distribution Agreement provides that the Company will use its reasonable best efforts to satisfy any conditions to the payment of any Retained Receivables and to fulfill all obligations to the applicable account debtors related to such Retained Receivables. Any payment made by an account debtor to the Company or any member of the Company Group with respect to an account receivable will be applied to any Retained Receivables attributable to that account debtor (and paid over to AT&T) before they are applied to any other account receivable whenever arising for such account debtor, subject to certain limited exceptions. In the Separation and Distribution Agreement, the Company represents and warrants to AT&T that each Retained Receivable constitutes a legal, valid and binding obligation of the applicable account debtor enforceable against such account debtor in accordance with its respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting the enforcement of creditors' rights generally, and is not subject to any Security Interest or any other lien, claim, defense or right of set-off.

  Releases and Indemnification

     The Separation and Distribution Agreement provides for a full and complete release and discharge as of the Closing Date of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Closing Date, between or among the Company or any member of the Company Group, on the one hand, and AT&T, NCR or any member of the AT&T Services Group or the NCR Group, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Closing Date), except as expressly set forth in the Separation and Distribution Agreement.

     Except as provided in the Separation and Distribution Agreement, the Company has agreed to indemnify, defend and hold harmless each of AT&T and NCR, each member of the AT&T Group and the NCR Group, and each of their respective directors, officers and employees, from and against all Liabilities relating to, arising out of or resulting from (i) the failure of the Company or any member of the Company Group or any other Person to pay, perform or otherwise promptly discharge any Company Liabilities, any Environmental Liabilities of a Subsidiary of the Company not directly assumed by the Company, or any Company Contract, in accordance with their respective terms, (ii) the Company Business, any Company Liability, the Environmental Liabilities referred to above or any Company Contract, (iii) any breach by the Company or any member of the Company Group of the Separation and Distribution Agreement or any of the Ancillary Agreements, and (iv) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in this Prospectus or the Registration Statement of which it forms a part. Also, in the Separation and Distribution Agreement, the Company has indemnified the members of the AT&T Group, subject to limited exceptions, against any claims of patent, copyright or trademark infringement or trade secret misappropriation with respect to any product, software or other material provided by or ordered from the Company Business (whether alone or in combination with other items provided by the Company Business or third parties) prior to the Offerings.

     AT&T has agreed to indemnify, defend and hold harmless the Company, each member of the Company Group and each of their respective directors, officers and employees from and against all Liabilities relating to, arising out of or resulting from (i) the failure of AT&T or any member of the AT&T Group or any other Person to pay, perform or otherwise promptly discharge any liabilities of the AT&T Group other than the Company Liabilities or the NCR Covered Liabilities, (ii) the AT&T Services Business or any Liability of the AT&T Group other than the Company Liabilities and the NCR Covered Liabilities, and (iii) any breach by AT&T or any member of the AT&T Services Group of the Separation and Distribution Agreement or any of the Ancillary Agreements.

     NCR has agreed to indemnify, defend and hold harmless the Company, each member of the Company Group and each of their respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from (i) the failure of NCR or any member of the NCR Group or any other Person to pay, perform or otherwise promptly discharge any Exclusive NCR Contingent Liability or any Shared NCR Percentage of any Shared Contingent Liability, and (ii) any breach by NCR or any member of the NCR Group of the Separation and Distribution Agreement or any of the Ancillary Agreements, or any other agreement that is not contemplated to be terminated as of the Closing Date pursuant to the Separation and Distribution Agreement.

     The Separation and Distribution Agreement also specifies certain procedures with respect to claims subject to indemnification and related matters.

  Contingent Liabilities and Contingent Gains


     The Separation and Distribution Agreement provides for indemnification by the Company, AT&T and NCR with respect to Contingent Liabilities primarily relating to their respective businesses or otherwise assigned to them ("Exclusive Contingent Liabilities"), subject to the sharing provisions described below. In addition to contingent liabilities relating to present or former businesses of the Company, any contingent liabilities related to AT&T's discontinued computer operations (other than those of NCR) have been assigned to the Company. In the event the aggregate Value (as defined herein) of all amounts paid by the Company, AT&T or NCR (in each case, together with any members of its respective Group) in respect of any single

Exclusive Contingent Liability of such Group or any set or group of Related Exclusive Contingent Liabilities of such Group is in excess of $100 million, the Company, AT&T and NCR will share such portion in excess of $100 million (the "Excess Portion") in accordance with the following percentages:

          (i) if the Exclusive Contingent Liability primarily relates to the business of AT&T, AT&T will bear 75% of such Excess Portion, the Company will bear 22% of such Excess Portion, and NCR will bear 3% of such Excess Portion;

          (ii) if the Exclusive Contingent Liability primarily relates to the business of the Company, the Company will bear 50% of such Excess Portion, AT&T will bear 47% of such Excess Portion, and NCR will bear 3% of such Excess Portion;

          (iii) if the Exclusive Contingent Liability primarily relates to the business of NCR, NCR will bear 50% of such Excess Portion, AT&T will bear 37% of such Excess Portion, and the Company will bear 13% of such Excess Portion.


     For purposes of the foregoing, the term "Value" is defined as the aggregate amount of all cash payments, the fair market value of all non-cash payments and the incremental cost of providing any goods or services made or provided in respect of any Exclusive Contingent Liability or Related Exclusive Contingent Liabilities, net of: (a) any Insurance Proceeds received or realized in respect of the applicable Exclusive Contingent Liability or Related Exclusive Contingent Liabilities, (b) any Tax benefits associated with such payments or the provision of such goods or services (calculated in the manner specified in the Separation and Distribution Agreement), (c) any amounts received pursuant to certain specified third party agreements in respect of the Exclusive Contingent Liability or Related Exclusive Contingent Liabilities, (d) any other amounts recovered (including by way of set off) from a third party in connection with any such Action or threatened Action and (e) the amount of any reserve, account payable or similar accrual in respect of the Exclusive Contingent Liability or Related Exclusive Contingent Liabilities, net of any offsetting receivables in respect of such Exclusive Contingent Liability or Related Exclusive Contingent Liabilities, in each case as reflected on the Company's Balance Sheet or the audited consolidated balance sheet of AT&T, including the notes thereto, as of December 31, 1995.



     As a result of the foregoing provisions, if the Value of amounts paid in respect of any Exclusive Contingent Liability or Related Exclusive Contingent Liabilities of AT&T or NCR exceeds $100 million, the Company will be required to pay 22% of the Excess Portion (in the case of any Exclusive AT&T Contingent Liability or Related Exclusive Contingent Liabilities) or 13% of the Excess Portion (in the case of any Exclusive NCR Contingent Liability or Related Exclusive Contingent Liabilities), notwithstanding the fact that the Exclusive Contingent Liability or Related Exclusive Contingent Liabilities do not relate to the business and operations of the Company or any other member of the Company Group. Conversely, if the Value of amounts paid in respect of any Company Exclusive Contingent Liability or Related Exclusive Contingent Liabilities exceeds $100 million, the Company will be entitled to reimbursement from AT&T and NCR of 50%, in the aggregate, of the Excess Portion, notwithstanding the fact that the Exclusive Contingent Liability or Related Exclusive Contingent Liabilities do not relate to the business and operations of AT&T or NCR or the members of their Groups.


     The Separation and Distribution Agreement also provides for the sharing of Shared Contingent Liabilities, which are defined as (a) any Contingent Liabilities that are not Exclusive AT&T Contingent Liabilities, Exclusive Company Contingent Liabilities or Exclusive NCR Contingent Liabilities, (b) any RBOC Liability, and (c) certain specifically identified Liabilities, including certain Liabilities relating to terminated, divested or discontinued businesses or operations of AT&T or its current or former Affiliates. With respect to any Shared Contingent Liability, the parties have agreed that AT&T will be responsible for 75%, the Company for 22% and NCR for 3% of such Shared Contingent Liability. AT&T will assume the defense of, and may seek to settle or compromise, any Third Party Claim that is a Shared Contingent Liability, and the costs and expenses thereof will be included in the amount to be shared by the parties.

     The Separation and Distribution Agreement provides that the Company, AT&T and NCR will have the exclusive right to any benefit received with respect to any Contingent Gain that primarily relates to the business of, or that is expressly assigned to, the Company, AT&T or NCR, respectively (an "Exclusive Contingent Gain"). Each of the Company, AT&T and NCR will have sole and exclusive authority to manage, control and otherwise determine all matters whatsoever with respect to an Exclusive Contingent Gain that primarily relates to its respective business. The parties have agreed to share any benefit that may be received from any Contingent Gain that is not an Exclusive Contingent Gain (a "Shared Contingent Gain"), with AT&T receiving 75%, the Company receiving 22% and NCR receiving 3% of any such benefit. The parties have agreed that AT&T will have the sole and exclusive authority to manage, control and otherwise determine all matters whatsoever with respect to any Shared Contingent Gain. Pursuant to the Separation and Distribution Agreement, each of the Company and NCR acknowledges that AT&T may elect not to pursue any Shared Contingent Gain for any reason whatsoever (including a different assessment of the merits of any Action, claim or right than the Company or NCR or any business reasons that are in the best interests of AT&T or a member of the AT&T Services Group, without regard to the best interests of any member of the Company Group or the NCR Group) and that no member of the AT&T Group will have any liability to any Person (including any member of the Company Group or the NCR Group) as a result of any such determination.


     The Separation and Distribution Agreement provides for the establishment of a Contingent Claims Committee comprised of one representative designated from time to time by each of AT&T, the Company and NCR and sets forth procedures for the purpose of resolving disagreements among the parties as to Contingent Gains and Contingent Liabilities.


  Dispute Resolution

     The Separation and Distribution Agreement contains provisions that govern, except as otherwise provided in any Ancillary Agreement, the resolution of disputes, controversies or claims that may arise between or among the parties. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management (or other mutually agreed) representatives of the parties. If such efforts are not successful, any party may submit the dispute, controversy or claim to mandatory, binding arbitration, subject to the provisions of the Separation and Distribution Agreement. The Separation and Distribution Agreement contains procedures for the selection of a sole arbitrator of the dispute, controversy or claim and for the conduct of the arbitration hearing, including certain limitations on discovery rights of the parties. These procedures are intended to produce an expeditious resolution of any such dispute, controversy or claim.

     In the event that any dispute, controversy or claim is, or is reasonably likely to be, in excess of $100 million, or in the event that an arbitration award in excess of $100 million is issued in any arbitration proceeding commenced under the Separation and Distribution Agreement, subject to certain conditions, any party may submit such dispute, controversy or claim to a court of competent jurisdiction and the arbitration provisions contained in the Separation and Distribution Agreement will not apply. In the event that the parties do not agree that the amount in controversy is in excess of $100 million, the Separation and Distribution Agreement provides for arbitration of such disagreement.

  Certain Business Transactions

     The Separation and Distribution Agreement provides that no member of any Group will have any duty to refrain from engaging in the same or similar activities or lines of business as any member of any other Group, or from doing business with any potential or actual supplier or customer of any member of any other Group. The Separation and Distribution Agreement also provides for the allocation of certain corporate opportunities following the Closing Date and prior to the Distribution Date. During this period, none of the Company, AT&T or NCR will have any duty to communicate or offer such opportunities to any of the others and may pursue or acquire any such opportunity for itself or direct such opportunity to any other Person, unless (a) the opportunity relates primarily to the Company Business, the AT&T Services Business or the NCR Business, in which case the party that acquires knowledge of the opportunity will generally be required to communicate and offer the opportunity to the company to whose business the opportunity primarily relates, or (b) the opportunity relates both to the AT&T Services Business and the Company Business but not primarily to either one, in which case such party will generally be required to communicate and offer the opportunity to the Company. In the event the foregoing clause (a) or
(b) is applicable, no party, other than the party to whom the opportunity must be offered in accordance with such clauses, will pursue or acquire such opportunity for itself, or direct such opportunity to any other Person, unless the party to whom the opportunity is required to be offered does not within a reasonable period of time begin to pursue, or does not thereafter continue to pursue, such opportunity diligently and in good faith.

  Ability to Terminate Certain Rights

     The Separation and Distribution Agreement provides that certain rights granted to the Company and the members of the Company Group will be subject to the following provisions. Except as otherwise expressly provided, in the event that, at any time prior to February 1, 2001, the Company or any member of the Company Group offers, furnishes or provides any Telecommunications Services of the type offered by the AT&T Services Business as of the Closing Date, then AT&T may, in its sole discretion: (a) terminate all or any portion of the rights granted by AT&T under the Brand License Agreement; (b) terminate all or any remaining portion of the purchase commitments made by AT&T and the members of the AT&T Group in the General Purchase Agreement; (c) exercise the right to require the Company to transfer to AT&T certain personnel, information, technology and software under the Supplemental Agreements; (d) terminate all or any portion of the rights to patents and technology of AT&T or any member of the AT&T Group granted to the Company and the members of the Company Group pursuant to the Patent License Agreement and the Technology License Agreement; and (e) direct the Company and the members of the Company Group to reconvey to AT&T all interests in any and all patents and technology in which the Company or any member of the Company Group was granted an undivided one-half interest pursuant to the Patent Assignments or the Technology Assignment and Joint Ownership Agreements. The Company and the members of the Company Group will not be deemed to offer, furnish or provide any Telecommunications Services (and the foregoing provisions will not apply) solely by virtue of certain specified investments in Persons that offer, furnish or provide Telecommunications Services or by virtue of offering, furnishing or providing Telecommunications Services below a specified de minimis amount.


  Provisions Relating to Third Party Patent License Agreements


     The Separation and Distribution Agreement provides, subject to specified exceptions, for the grant by AT&T to the Company and NCR of rights to share with AT&T the patent license rights granted to AT&T under third-party patent license agreements. To the extent this grant is not effective, AT&T will transfer the patent license agreement to the Company (and the Company will seek equivalent rights from the third party for AT&T and NCR) or, if such transfer is not effective, AT&T will retain the patent license agreement (and AT&T will seek equivalent rights from the third party for the Company and NCR).

  Proceeds; Expenses


     The Separation and Distribution Agreement provides that the Offerings will be primary Offerings of the Common Stock and that the net proceeds of the Offerings will be retained by the Company. See "Use of Proceeds." The Company has agreed to pay all third party costs, fees and expenses relating to the Offerings, all of the reimbursable expenses of the Underwriters pursuant to the Underwriting Agreement, all of the costs of producing, printing, mailing and otherwise distributing this Prospectus, as well as the Underwriters' discount as provided in the Underwriting Agreement. See "Underwriting." Except as expressly set forth in the Separation and Distribution Agreement or in any Ancillary Agreement, whether or not the Offerings or the Distribution is consummated, all third party fees, costs and expenses paid or incurred in connection with the Distribution will be paid by AT&T.


  Termination

     The Separation and Distribution Agreement may be terminated at any time prior to the Distribution Date by the mutual consent of AT&T, NCR and the Company, or by AT&T at any time prior to the Closing Date. In addition, the obligations of AT&T and the Company to pursue or effect the Distribution may be terminated by AT&T if the Distribution does not occur on or prior to December 31, 1997. If the Separation and Distribution Agreement is terminated prior to the Closing Date, no party thereto (or any of its respective directors or officers) will have any Liability or further obligation to any other party. In the event of any termination of the Separation and Distribution Agreement on or after the Closing Date, only the provisions of the Separation and Distribution Agreement that obligate the parties to pursue the Distribution will terminate and the other provisions of the Separation and Distribution Agreement and each Ancillary Agreement will remain in full force and effect.

  Amendments and Waivers

     No provisions of the Separation and Distribution Agreement or any Ancillary Agreement will be deemed waived, amended, supplemented or modified by any party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative against whom it is sought to enforce such waiver, amendment, supplement or modification. The Company has agreed and acknowledged on behalf of itself and each other member of the Company Group that
(a) AT&T and NCR may enter into a separation and distribution agreement and other agreements and instruments in connection with the NCR Distribution or otherwise providing for certain arrangements between AT&T and NCR and that no consent of any member of the Company Group will be required in connection therewith, (b) certain transfers of Assets and Liabilities may occur between members of the AT&T Services Group and the NCR Group and that no consent of any member of the Company Group will be required in connection therewith, (c) AT&T will have no obligation to proceed with the NCR Distribution, and (d) except as otherwise set forth, all of the rights and obligations of the NCR Group will continue regardless of whether NCR is an Affiliate of AT&T. Effective immediately on notice to the Company, without any further action required by any member of the Company Group, AT&T may assume any Asset or Liability of any member of the NCR Group under the Separation and Distribution Agreement or under any Ancillary Agreement (and any rights of any member of the NCR Group in connection therewith) and all members of the NCR Group will thereupon automatically be released therefrom.

  Further Assurances

     In addition to the actions specifically provided for elsewhere in the Separation and Distribution Agreement, each of the parties has agreed to use its reasonable best efforts, prior to, on and after the Closing Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the Ancillary Agreements.

INTERIM SERVICES AND SYSTEMS REPLICATION AGREEMENT

     The Company, AT&T and NCR have entered into an Interim Services and Systems Replication Agreement (the "Interim Services and Systems Replication Agreement"), governing the provision by each to one or more of the others, on an interim basis, of certain data processing and telecommunications services (including voice telecommunications and data transmission), and certain corporate support services (including accounting, financial management, tax, payroll, stockholder and public relations, legal, human resources administration, procurement, real estate management and other administrative functions), each as specified and on the terms set forth therein and in the schedules thereto. Specified charges for such services are generally intended to allow the providing company to recover the fully allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit. The Interim Services and System Replication Agreement also provides for the provision of certain additional services identified from time to time after the Closing Date that a party reasonably believes were inadvertently or unintentionally omitted from the specified services, or that are essential to effectuate an orderly transition under the Separation and Distribution Agreement (so long as the provision of such services would not significantly disrupt the providing party's operations).

     In addition, the Interim Services and Systems Replication Agreement provides for the replication and transfer, from each party to one or more of the others, of certain computer systems, including hardware, software, data storage or maintenance and support components, specified therein and in the schedules thereto. The computer systems that will be replicated or transferred include specified computer systems that are used to provide administrative support services to the Company or for business applications specific to the Company's business. Except where otherwise specified, the costs and expenses of separating or replicating a system are intended to be borne by the parties in proportion to their prior usage of the system. Costs and expenses of purchasing new hardware or obtaining new software licenses will be borne by the party purchasing the new hardware or licensing the new software.



     With limited exceptions, these interim services are not expected to extend beyond January 1, 1998 and many are expected to terminate at or prior to the Distribution.


PURCHASE AGREEMENTS


     The Company and AT&T have entered into a General Purchase Agreement (the "General Purchase Agreement") and various related and supplemental agreements pursuant thereto (the "Supplemental Agreements"). The General Purchase Agreement governs transactions pursuant to which the company provides Products, Licensed Materials and Services (as such terms are defined in the General Purchase Agreement) to AT&T and certain designated AT&T affiliates (each an "Ordering Company"). The Products, Licensed Materials and Services include those related to switching, signaling, transmission, power and operations support systems. In the General Purchase Agreement, AT&T has committed that payments made to the Company (commencing January 1, 1996) for purchases of Products, Licensed Materials and Services by all Ordering Companies will total at least $3,000 million cumulatively for the calendar years 1996, 1997 and 1998. If AT&T does not meet this purchase commitment by December 31, 1998, AT&T will be required thereafter to pay interest based on the shortfall until the $3,000 million purchase commitment is met. Such interest payment is the sole remedy for any shortfall in such commitment. Under the General Purchase Agreement, on or prior to the Closing Date, AT&T will prepay to the Company $500 million, which will be applied to accounts receivable owed by AT&T covering purchases of Products, Licensed Materials and Services that are due and payable on or after January 1, 1997.


     The General Purchase Agreement also contains provisions governing (i) ordering and delivery, (ii) payment terms, (iii) certain intellectual property matters, (iv) product warranties, (v) product support and documentation, (vi) engineering, installation, maintenance and other services, and (vii) consulting services. The General Purchase Agreement has a five-year term, which will be automatically extended for additional one-year periods unless either party provides the other party one year's prior written notice of its desire to permit the General Purchase Agreement to expire without further extension of its term.

     The Supplemental Agreements set forth the specific terms and conditions, including pricing, applicable to the provision by the Company to AT&T of the particular Products, Licensed Materials and Services covered by each Supplemental Agreement. Under certain circumstances, including a Change of Control of the Company that AT&T determines will have a material adverse impact on particular AT&T programs, AT&T will have the right to require the Company to transfer to AT&T certain personnel and certain information, technology and software used by the Company in connection with specified Products, Licensed Materials and Services provided by the Company to AT&T. The pricing terms for the Products, Licensed Materials and Services covered by the Supplemental Agreements reflect negotiated prices taking into account the size of AT&T's purchase commitment and AT&T's position as one of the Company's largest customers. Any purchases by AT&T Wireless Services, Inc. ("AT&T Wireless") under separate agreements with the Company will also be included in determining whether AT&T's $3,000 million commitment under the General Purchase Agreement is met.

EMPLOYEE BENEFITS AGREEMENT

     AT&T and the Company have entered into an Employee Benefits Agreement, dated as of February 1, 1996 (the "Employee Benefits Agreement") that governs the employee benefit obligations of the Company, including both compensation and benefits, with respect to active employees and retirees assigned to the Company. Pursuant to the Employee Benefits Agreement, the Company assumes and agrees to pay, perform, fulfill and discharge, in accordance with their respective terms, all Liabilities to, or relating to, former employees of AT&T or its affiliates who will be employed by the Company and its affiliates and certain former employees of AT&T or its affiliates (including retirees) who either were employed in the Company Business or who otherwise are assigned to the Company for purposes of allocating employee benefit obligations (including all retirees of Bell Labs). Until the Distribution Date, the employees and former employees assigned to the Company will continue to participate in AT&T's pension and other employee benefit plans, although the Company will bear its allocable share of the costs of benefits and administration of such plans. Effective immediately after the Distribution, the Company will establish its own pension and employee benefit plans, which generally will be the same as AT&T's plans as in effect at that time. The Employee Benefits Agreement does not preclude the Company from discontinuing or changing such plans at any time thereafter, with certain exceptions noted below. The Company's plans generally will assume all liabilities under AT&T's plans to employees and former employees assigned to the Company, and certain assets funding such liabilities, including assets held in trusts constituting Voluntary Employee Beneficiary Associations (VEBAs), will be transferred from trusts and other funding vehicles associated with AT&T's plans to the corresponding trusts and other funding vehicles associated with the Company's plans.


     Assets of trusts under qualified pension plans will be divided, immediately after the Distribution Date, between the trusts for AT&T qualified pension plans and the new Company qualified pension plans. Each such trust will receive the legally required funding minimum and, if greater, a sufficient amount of additional trust assets to ensure continued compliance with the existing AT&T pension funding policy. Any trust assets in excess of the funding policy level will be divided equally between the trusts of AT&T and the Company for such qualified pension plans. Consistent with existing collective bargaining agreements and applicable law, there will be a specified period of portability of benefits under certain pension and other employee benefit plans for occupational employees who move from AT&T to the Company or from the Company to AT&T after the Distribution Date. For management employees, there will be a limited period of portability of such benefits after the Distribution Date if such employees move between the companies. In addition, during a transitional period, AT&T or its affiliates will provide certain benefit plan administrative services, investment management services, and actuarial services to the Company and will share the administration of contracts with third parties to support certain welfare benefit plans of both AT&T and the Company. During the period of joint administration of welfare benefit plans, changes to the plans may only be made in accordance with procedures specified in the Employee Benefits Agreement so that any such changes will not materially increase the costs of the other company.

  AT&T Stock Awards

     General. Pursuant to the Employee Benefits Agreement, the Company will issue Substitute Awards under the 1996 LTIP in substitution for awards (collectively, "AT&T Stock Awards") under the 1987 Plan and under other stock-based plans of AT&T as of the Distribution Date and held by individuals employed by the Company as of such date (the "Company Employees"). With certain exceptions, AT&T Stock Awards held by individuals employed by AT&T as of the Distribution Date and AT&T Stock Awards held by individuals who will not continue their employment after the Distribution Date with any of AT&T, the Company or any of their subsidiaries, including individuals who have retired prior to such date, will remain outstanding as AT&T Stock Awards, with an appropriate antidilution adjustment to reflect the Distribution.

     In the case of AT&T Stock Awards consisting of stock options, the Substitute Award will provide for the purchase of a number of shares of the Common Stock equal to the number of shares of AT&T Common Stock subject to such AT&T Stock Award as of the Distribution Date, multiplied by the Ratio (as defined herein), rounded down to the nearest whole share. The per share exercise price of the Substitute Award will equal the per share exercise price of such AT&T Stock Award as of the Distribution Date divided by the Ratio. The Company will pay the holder of the Substitute Award cash in lieu of any fractional share. The Substitute Award for each AT&T Stock Award consisting of performance shares, stock units, restricted stock or restricted stock units will be a new award consisting of Company performance shares, stock units, restricted stock or restricted stock units, respectively, representing a number of shares of Common Stock equal to the number of shares of AT&T Common Stock represented by such AT&T Stock Award multiplied by the Ratio rounded down to the nearest whole share. The Company will pay to the holder of such Substitute Award cash in lieu of any fractional share. The other terms and conditions of each Substitute Award, will be the same as

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

those of the surrendered AT&T Stock Award. The "Ratio" means the amount obtained by dividing (i) the average of the daily high and low per share prices of the AT&T Common Stock as listed on the NYSE during each of the five trading days immediately preceding the ex-dividend date for the Distribution by (ii) the average of the daily high and low per share prices of the Common Stock as listed on the NYSE during each of the five trading days immediately preceding the ex-dividend date for the Distribution.

  Shares Subject to Substitute Awards


     It is not possible to specify how many shares of Common Stock will be subject to Substitute Awards. It is expected that some AT&T Stock Awards consisting of stock options and SARs held by Company Employees will be exercised, other AT&T Stock Awards will vest and other AT&T Stock Awards could be granted, prior to the Distribution Date. In addition, the remaining balance of unexercised AT&T Stock Awards will be converted into Substitute Awards by reference to the Ratio, which will not be known until after the Distribution is completed. Stockholders of the Company are, however, likely to experience some dilutive impact from the above-described adjustments. Under the Employee Benefits Agreement, in the event that the market value of the shares of Common Stock subject to Substitute Awards (based on the same measurement period used to calculate the Ratio) plus the amounts paid by the Company or Company Employees in connection with the exercise of AT&T stock options, as described below, exceeds seven percent of the total market value of the shares of Common Stock outstanding as of the Distribution Date (based on the same measurement period), AT&T will make a cash payment to the Company in the amount of such excess.


  Treatment of AT&T Stock Awards Pending the Distribution

     Pending the Distribution, AT&T Stock Awards held by Company Employees will remain outstanding as AT&T Stock Awards. Pursuant to the Employee Benefits Agreement, however, the Company will pay AT&T (i) upon the exercise of an AT&T Stock Award consisting of stock options by a Company Employee whether prior to, on or after the Distribution, in an amount equal to the excess, if any, of the Market Value (as defined below) of the purchased shares on the date of exercise of such option or the date of such purchase, as applicable, over the price paid for such shares; and (ii) upon the vesting or delivery of shares of AT&T Common Stock pursuant to an Award (other than an option) held by a Company Employee in an amount equal to the Market Value of such AT&T Common Stock on the date of such vesting or delivery. The "Market Value" of a share of AT&T Common Stock on a given date means the average of the high and the low per share price of the AT&T Common Stock as listed on the NYSE on such date, or if there is no trading on the NYSE on such date, on the most recent previous date on which such trading takes place.

  Outstanding AT&T Stock Awards Held by Employees of the Company


     As of March 1, 1996, there were approximately 8.7 million shares of AT&T Common Stock subject to options for AT&T Common Stock (approximately 4.9 million of which were exercisable as of March 1, 1996) and approximately 638,000 shares of AT&T Common Stock represented by other AT&T Stock Awards, in each case held by Company Employees. If the Ratio were determined using the closing price of the AT&T Common Stock on March 11, 1996, on the NYSE ($62 1/8 per share) and a price of $23.50 per share of Common Stock (the mid-point of the range set forth on the cover page of this Prospectus), the foregoing number of shares subject to AT&T stock options and other AT&T Stock Awards would be replaced by options on approximately 23 million shares of Common Stock and other stock awards covering approximately 1.68 million shares of Common Stock.


BRAND LICENSE AND RELATED MATTERS

     The Company and AT&T have entered into a license agreement (the "Brand License Agreement") pursuant to which the Company will have rights, on a royalty-free basis, to continue to use the AT&T brand (including the AT&T globe design) for specified transition periods following the Closing Date. Under the Brand License Agreement, the Company will be entitled to use the AT&T brand, alone or in combination with the Company's brand, for the sale of consumer products and services and business communications systems and services for a period of one year following the Closing Date. After the initial one-year period, the Company will be entitled to continue to use the AT&T brand on these products, systems and services, but only in combination with the Company's brand, for an additional three-year period. The right to use the AT&T brand, alone or in combination with the Company's brand, in connection with certain leased products or maintenance contracts will extend for 66 months after the Closing Date. The Brand License Agreement permits the Company to use the AT&T brand on the Company's other products, systems and services until the earlier of the Distribution or six months after the Closing Date. In addition, the Company may use the AT&T brand after these time periods to the extent necessary to deplete pre-existing inventory. Subject to certain conditions set forth in the Brand License Agreement, the Company may also extend these rights to use the AT&T brand to authorized dealers of the Company's products, systems and services.

     The Brand License Agreement provides that the Company will comply with specified quality, customer care and marketing standards in connection with the use of the AT&T brand. It also provides that neither the Company nor any of its authorized dealers will, during the period it is using the AT&T brand, provide, offer or market telecommunications services provided by any person other than AT&T (with certain exceptions, including to permit specified authorized dealers to continue existing practices). AT&T has agreed in the Brand License Agreement that, for a period of one year after the Closing Date, it will not license the AT&T brand or trade dress to third parties (other than AT&T's affiliates) for use in connection with products or services that compete with the Company's consumer products and services or business communications systems and services. AT&T may terminate the Brand License Agreement in the event of a significant breach (as defined therein), including in the event of a change of control of the Company.

     Pursuant to separate assignments, AT&T has also assigned to the Company all rights in specified other trademarks, service marks and trade dress used in the Company's business.

PATENT LICENSES AND RELATED MATTERS

     The Separation and Distribution Agreement provides that, on or prior to the Closing Date, the Company, AT&T and NCR will execute and deliver assignments and other agreements, including a patent license agreement, related to patents currently owned or controlled by AT&T and its subsidiaries. The patent assignments will divide ownership of patents, patent applications and foreign counterparts among the Company, AT&T and NCR, with the substantial portion of those currently owned or controlled by AT&T and its subsidiaries (other than NCR) being assigned to the Company. A small number of the patents assigned to the Company will be jointly owned with either AT&T or NCR. Certain of the patents that the Company will jointly own with AT&T will be subject to a joint ownership agreement under which each of the Company and AT&T will have full ownership rights in the patents. The other patents that the Company will jointly own with AT&T, and the patents that the Company will jointly own with NCR, will be subject to defensive protection agreements with AT&T and NCR, respectively, under which the Company will hold most ownership rights in the patents exclusively. Under these defensive protection agreements, AT&T or NCR, as the case may be, will have the ability, subject to specified restrictions, to assert infringement claims under the patents against companies that assert patent infringement claims against them, and will have consent rights in the event the Company wishes to license the patents to certain third parties or for certain fields of use under specified circumstances. The defensive protection agreements also provide for one-time payments from AT&T and NCR to the Company.

     The patent license agreement to be entered into by the Company, AT&T and NCR provides for royalty-free cross-licenses to each company, under each of the other company's patents that are covered by the licenses, to use, lease, sell and import any and all products and services of the businesses in which the licensed company (including specified related companies) is now or hereafter engaged. The cross-licenses also permit each company, subject to specified limitations, to have third parties make items under the other companies' patents, as well as to pass through to customers certain rights under the other companies' patents with respect to products and services furnished to customers by the licensed company. In addition, the rights granted to the Company and AT&T include the right to license third parties under each of the other company's patents to the extent necessary to meet existing patent licensing obligations and AT&T has the right, subject to specified restrictions and procedures, to seek sublicensing of a limited number of identified patents to be assigned to the Company.

     The cross-licenses between the Company and AT&T cover all of each company's patents, including patents issued on patent applications filed on or before December 31, 1996, except for certain patents and patents on filed applications owned or controlled by AT&T Wireless. The cross-licenses between the Company and NCR cover all of each company's patents, including patents issued on patent applications filed on or before December 31, 1999.

TECHNOLOGY LICENSES AND RELATED MATTERS

     The Separation and Distribution Agreement provides that, on or prior to the Closing Date, the Company, AT&T and NCR will execute and deliver assignments and other agreements, including the Technology License Agreement, related to technology currently owned or controlled by AT&T and its subsidiaries. Technology includes copyrights, mask works and other intellectual property other than trademarks, trade names, trade dress, service marks and patent rights. The technology assignments will divide ownership of technology among the Company, AT&T and NCR, with the Company and AT&T owning technology that was developed by or for, or purchased by, the Company's business or AT&T's services business, respectively, and NCR owning technology that was developed by or for, or purchased by, NCR. Technology that is not covered by any of these categories will be owned jointly by the Company and AT&T or, in the case of certain specified technology, owned jointly by the Company, AT&T and NCR.

     The Technology License Agreement to be entered into by the Company, AT&T and NCR provides for royalty-free cross-licenses to each company to use the other companies' technology existing as of the Closing Date, except for specified portions of each company's technology as to which use by the other companies is restricted or prohibited.

TAX AGREEMENTS

  Tax Allocation Agreements

     The parties have entered into agreements to govern the allocation of consolidated or combined federal and state and local income tax liability (the "Tax Allocation Agreements") among AT&T, the Company, NCR and all other domestic subsidiaries of AT&T for the period before the Distribution Date. No party will pay an amount of income tax greater than the income tax it would have paid had it filed its income tax return as a separate entity (prior to credits), except in cases in which the consolidated or combined group as a whole realizes a detriment from consolidation or combination. The Tax Allocation Agreements also provide that profitable entities will compensate loss entities to the extent that the losses are utilized in the consolidated tax return. No loss entity, however, will be compensated for an amount of losses in excess of the amount of losses that it would have shown had it filed its income tax return separately. Consolidated or combined credits allowed against tax on a consolidated or combined income tax return will be allocated to each entity in proportion to the creditable expenditures by such entity (or, in the case of credits not based on expenditures, in proportion to its contribution to such credits). To the extent that the consolidated or combined group is subject to alternative minimum tax ("AMT"), such AMT will be allocated proportionately among those members of the group that would have owed AMT had they filed their income tax return separately.

     Tax Sharing Agreement

     The Tax Sharing Agreement, by and among the Company, AT&T and NCR (the "Tax Sharing Agreement"), governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of the Company, ending or deemed to end on or before the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to Taxes that are clearly attributable to the business of one party will be borne solely by that party. Adjustments to all other Tax liabilities will be borne 75% by AT&T, 22% by the Company and 3% by NCR.

     Notwithstanding the above, if as a result of the acquisition of all or a portion of the capital stock or assets of the Company, the Distribution fails to qualify as a tax-free distribution under Section 355 of the Code, then the Company will be liable for any and all increases in Tax attributable thereto.

REAL ESTATE AGREEMENTS

     AT&T, the Company and NCR have executed a series of instruments that assign AT&T's worldwide real estate portfolio, consisting of both owned and leased property, among the parties. Generally, such real estate was assigned by reference to which party was the dominant tenant in the applicable facility. The parties also have agreed to share, pursuant to intercompany leases, subleases and sub-subleases, certain facilities, consisting predominantly of office space and laboratory sites.

     With certain exceptions the terms of such leases, subleases and sub-subleases are substantially the same regardless of which company is tenant or landlord. In the case of owned real estate to be leased, the lease terms will be either two or three years, except that a limited number of leases may be terminated on 90 days' notice by the tenant. In the case of subleases or sub-subleases of property, the lease term will generally coincide with the remaining term of the primary lease or sublease, respectively. In the case of owned property, rent payments are generally determined by reference to prevailing market rents or previously specified internal budget levels. In the case of subleases of third-party leases, or sub-subleases, rent payments are generally determined by reference to the rent specified in the underlying lease or sublease, plus an administrative fee. The leases, subleases and sub-subleases provide generally that owner, landlord or sub-landlord will provide property services for specified fees.

OTHER AGREEMENTS


     AT&T and the Company have entered into the Virtual Telecommunications Network Service Agreement pursuant to which the Company has committed to purchase a minimum of $62.5 million of telecommunication services from AT&T (subject to certain conditions not relating to actual volume requirements of the Company) over a three-year term at specified tariffs. In addition, NCR and the Company have entered into the Volume Purchase Agreement under which the Company has committed to purchase at least $150 million of products and services from NCR (subject to certain conditions not relating to actual volume requirements of the Company) by December 31, 1998.



CERTAIN DEFINITIONS



     Set forth below are certain defined terms contained in the Separation and Distribution Agreement.



     AT&T Group means AT&T and each Person (other than any member of the Company Group) that is an Affiliate of AT&T immediately after the Closing Date (including any member of the NCR Group).



     AT&T Services Business means: (a) the business and operations of the telecommunications services divisions and Subsidiaries and the financial services and leasing divisions and Subsidiaries of AT&T consisting principally of the Communications Services Group, AT&T Wireless Services and its Subsidiaries, Universal Card Services, Inc. and its Subsidiaries, AT&T Capital and its Subsidiaries, AT&T Solutions, the Assets of Bell Labs that are being retained by AT&T, Submarine Systems and, subject to the terms of the Separation and Distribution Agreement, AT&T Ventures; (b) except as otherwise expressly provided in the Separation and Distribution Agreement, any terminated, divested or discontinued businesses or operations that at the time of termination, divestiture or discontinuation primarily related to the AT&T Services Business as then conducted; and (c) certain terminated, divested or discontinued businesses and operations specified pursuant to the Separation and Distribution Agreement.



     AT&T Services Group means each member of the AT&T Group other than any member of the NCR Group.



     Company Assets means (without duplication): (a) any and all Assets that are expressly contemplated by the Separation and Distribution Agreement or any Ancillary Agreement as Assets to be transferred to the Company or any other member of the Company Group; (b) all issued and outstanding capital stock of AT&T International Inc. ("ATTI") and any and all Assets owned by ATTI or its Subsidiaries as of the date of the transfer of such capital stock to the Company pursuant to the Separation and Distribution Agreement, except for the Assets contemplated to be sold or otherwise transferred to any member of the AT&T Group pursuant to the Non-U.S. Plan; (c) any Exclusive Company Contingent Gain and any Shared Company Percentage of any Shared Contingent Gain; (d) certain rights in respect of Insurance Policies and specified indemnification agreements; (e) (i) specified tangible property,
(ii) Company Contracts, and (iii) the Company's Subsidiaries; (f) any Assets reflected in the Company's audited consolidated Balance Sheet as of December 31, 1995, including the notes thereto, as Assets of the Company and its Subsidiaries, subject to any dispositions of such Assets subsequent to the date thereof; and (g) except as contemplated by the Separation and Distribution Agreement, any and all Assets owned or held immediately prior to the Closing Date by AT&T or any of its Subsidiaries that are used primarily in the Company Business; provided, however, that the intention of such clause (g) is only to rectify any inadvertent omission of transfer or conveyance of any Assets that, had the parties given specific consideration to such Asset as of the date thereof, would have otherwise been classified as a Company Asset; and provided, further that no Asset will be deemed to be a Company Asset solely as a result of such clause (g) if such Asset is within the category or type of Asset expressly covered by the subject matter of an Ancillary Agreement and unless a claim with respect thereto is made by the Company on or prior to the first anniversary of the Distribution.



     Notwithstanding the foregoing, the Company Assets will not in any event include (collectively, "Excluded Assets"): (a) the Retained Receivables and certain other specified Assets; (b) any and all Assets that are expressly contemplated by the Separation and Distribution Agreement or any Ancillary Agreement as Assets to be retained by AT&T or any other member of the AT&T Group (including the NCR Group); and (c) certain specified contracts and agreements.



     Company Business means: (a) the business and operations of the telecommunications equipment divisions and Subsidiaries of AT&T consisting principally of the Network Systems Group, the Global Business Communications Systems Group, the Consumer Products Group, the Microelectronics Group, AT&T Paradyne and the Assets of Bell Labs that are being transferred to the Company; and (b) any terminated, divested or discontinued businesses or operations that at the time of termination, divestiture or discontinuation primarily related to the Company Business as then conducted.



     Company Group means the Company, each Subsidiary of the Company and each other Person that is either controlled directly or indirectly by the Company immediately after the Closing Date or that is contemplated to be controlled by the Company pursuant to the Non-U.S. Plan (other than any Person that is contemplated not to be controlled by the Company pursuant to the Non-U.S. Plan).



     Company Liabilities means (without duplication):



          (a) any and all Liabilities that are expressly contemplated by the Separation and Distribution Agreement or any Ancillary Agreement as Liabilities to be assumed by the Company or any member of the Company Group, and all agreements, obligations and Liabilities of any member of the Company Group under the Separation and Distribution Agreement or any of the Ancillary Agreements;



          (b) all Liabilities (other than Taxes based on, or measured by reference to, net income), including any employee-related Liabilities and Environmental Liabilities, primarily relating to, arising out of or resulting from:



             (i) the operation of the Company Business, as conducted at any time prior to, on or after the Closing Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person's authority));



             (ii) the operation of any business conducted by any member of the Company Group at any time after the Closing Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person's authority)); or



             (iii) any Company Assets (including any Company Contracts and any real property and leasehold interests);



     in any such case whether arising before, on or after the Closing Date;

          (c) subject to the terms of the Separation and Distribution Agreement, all Exclusive Company Contingent Liabilities and the Shared Company Percentage of any Shared Contingent Liabilities;



          (d) all Liabilities relating to, arising out of or resulting from the Working Capital Facility and, as of the Closing Date, the Commercial Paper Program;



          (e) all Liabilities relating to, arising out of or resulting from any of certain specified terminated, divested or discontinued businesses and operations;



          (f) all Liabilities of ATTI or its Subsidiaries, as of the date of the transfer of the capital stock of ATTI to the Company pursuant to the Separation and Distribution Agreement, except for the Liabilities contemplated to be assumed by any member of the AT&T Group pursuant to the Non-U.S. Plan, and all Liabilities of any other member of the Company Group; and



          (g) all Liabilities reflected as Liabilities or obligations of the Company in the Company's audited consolidated balance sheet, including the notes thereto, as of December 31, 1995, subject to any discharge of such Liabilities subsequent to the date thereof.



     Notwithstanding the foregoing, the Company Liabilities will not include (collectively, "Excluded Liabilities"): (a) any and all Liabilities that are expressly contemplated by the Separation and Distribution Agreement or any Ancillary Agreement as Liabilities to be retained or assumed by AT&T or any other member of the AT&T Group (including the NCR Group), and all agreements and obligations of any member of the AT&T Group under the Separation and Distribution Agreement or any of the Ancillary Agreements; (b) subject to the terms of the Separation and Distribution Agreement, all Exclusive AT&T Services Contingent Liabilities and Exclusive NCR Contingent Liabilities and the Shared AT&T Percentage and the Shared NCR Percentage of any Shared Contingent Liabilities; and (c) certain specified Liabilities.



     Contingent Gain means any claim or other right of AT&T, the Company, NCR or any their respective Affiliates, whenever arising, against any Person other than AT&T, the Company, NCR or any of their respective Affiliates, if and to the extent that (a) such claim or right has accrued as of the Closing Date (based on then existing law) and (b) the existence or scope of the obligation of such other Person as of the Closing Date was not acknowledged, fixed or determined in any material respect, due to a dispute or other uncertainty as of the Closing Date or as a result of the failure of such claim or other right to have been discovered or asserted as of the Closing Date, with certain specified exceptions and as more fully set forth in the Separation and Distribution Agreement.



     Contingent Liability means any Liability, other than Liabilities for Taxes (which are governed by the Tax Sharing Agreement), of AT&T, the Company, NCR or any of their respective Affiliates, whenever arising, to any Person other than AT&T, the Company, NCR or any of their respective Affiliates, if and to the extent that (a) such Liability has accrued as of the Closing Date (based on then existing law) and (b) the existence or scope of the obligation of AT&T, the Company, NCR or any of their respective Affiliates as of the Closing Date with respect to such Liability was not acknowledged, fixed or determined in any material respect, due to a dispute or other uncertainty as of the Closing Date or as a result of the failure of such Liability to have been discovered or asserted as of the Closing Date (it being understood that the existence of a litigation or other reserve with respect to any Liability will not be sufficient for such Liability to be considered acknowledged, fixed or determined), in the case of any Liability a portion of which had accrued as of the Closing Date and a portion of which accrues after the Closing Date, only that portion that had accrued as of the Closing Date will be considered a Contingent Liability. For purposes of the foregoing, a Liability will be deemed to have accrued as of the Closing Date if all the elements necessary for the assertion of a claim with respect to such Liability have occurred on or prior to the Closing Date, such that the claim, were it asserted in an Action on or prior to the Closing Date, would not be dismissed by a court on ripeness or similar grounds. For purposes of clarification of the foregoing, the parties agree that no Liability relating to, arising out of or resulting from any obligation of any Person to perform the executory portion of any contract or agreement existing as of the Closing Date, or to satisfy any obligation accrued under any Plan (as defined in the Employee Benefits Agreement) as of the Closing Date, will be deemed to be a Contingent Liability.

     NCR Business means: (a) the computer products, computer systems, data processing and information solutions business and operations as conducted by NCR and its Subsidiaries; (b) except as otherwise expressly provided in the Separation and Distribution Agreement, any terminated, divested or discontinued businesses or operations (i) that at the time of termination, divestiture or discontinuation primarily related to the NCR Business as then conducted, or (ii) that were conducted by NCR, or any Person that at any time was an Affiliate of NCR, prior to the acquisition of NCR by AT&T; and (c) specified terminated, divested or discontinued businesses and operations.



     NCR Covered Liabilities means Liabilities relating to, arising out of or resulting from any of the following items (without duplication): (a) the failure of NCR or any member of the NCR Group or any other Person to pay, perform or otherwise promptly discharge any Exclusive NCR Contingent Liability or any Shared NCR Percentage of any Shared Contingent Liability, whether prior to or after the Closing Date or the date of the Separation and Distribution Agreement; and (b) any breach by NCR or any member of the NCR Group of the Separation and Distribution Agreement or any of the Ancillary Agreements, or any other agreement that is not contemplated to be terminated as of the Closing Date pursuant to the Separation and Distribution Agreement.



     NCR Group means NCR, each Subsidiary of NCR and each other Person that is either controlled directly or indirectly by NCR immediately after the Closing or that is contemplated to be controlled by NCR pursuant to the Non-U.S. Plan.


                             PRINCIPAL STOCKHOLDER


     Prior to the Offerings, all of the outstanding shares of Common Stock will be owned by AT&T. After the Offerings, AT&T will own approximately 82.5% (80.4% if the U.S. Underwriters exercise their overallotment option in full) of the Common Stock then outstanding. Except as described above, the Company is not aware of any person or group that will beneficially own more than 5% of the outstanding shares of Common Stock following the Offerings.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK


     Immediately after the Offerings, the Company's authorized capital stock will consist of 250 million shares of preferred stock, par value $1.00 per share (the "Preferred Stock"), and 3,000 million shares of Common Stock. Immediately following the Offerings, 635,624,894 shares of Common Stock (652,274,894 shares if the U.S. Underwriters exercise their overallotment option in full) will be outstanding. All of the shares of Common Stock that will be outstanding immediately following the Offerings, including the shares of Common Stock sold in the Offerings, will be validly issued, fully paid and nonassessable.


COMMON STOCK

     The holders of Common Stock will be entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Company Board with respect to any series of Preferred Stock, the holders of such shares will possess all voting power. The Certificate does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock created by the Company Board from time to time, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Company Board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders. See "Dividend Policy."

PREFERRED STOCK

     The Certificate authorizes the Company Board to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Company Board may thereafter (except where otherwise provided in the applicable certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative, (iv) the rate of any dividends (or method of determining such dividends) payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable; (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii) whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series,
(x) the voting rights, if any, of the holders of the shares of the series, and
(xi) any other relative rights, preferences and limitations of such series.

     The Company believes that the ability of the Company Board to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. The NYSE currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%. If the approval of the Company's stockholders is not required for the issuance of shares of Preferred Stock or Common Stock, the Board may determine not to seek stockholder approval.

     Although the Company Board has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Company Board will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Company Board, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Company Board, including a tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.


     As of the Closing Date, 7,500,000 Junior Preferred Shares (as defined herein) will be reserved for issuance upon exercise of the Rights. See
"-- Rights Plan."


ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE AND BY-LAWS

  Board of Directors

     The Certificate provides that except as otherwise fixed by or pursuant to the provisions of a Certificate of Designations setting forth the rights of the holders of any class or series of Preferred Stock, the number of the directors of the Company will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which the Company would have if there were no vacancies (the "Whole Board") (but shall not be less than three). The directors, other than those who may be elected by the holders of Preferred Stock, will be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1997, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1998 and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1999, with each director to hold office until its successor is duly elected and qualified. Commencing with the 1997 annual meeting of stockholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified.

     The Certificate provides that except as otherwise provided for or fixed by or pursuant to a Certificate of Designations setting forth the rights of the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the Company Board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Company Board, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting the Company Board will shorten the term of any incumbent director. Subject to the rights of holders of Preferred Stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all Voting Stock then outstanding, voting together as a single class; provided, however, that prior to the Trigger Date (as defined herein), any director or directors may be removed from office by the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single class.

     These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of the Company Board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the Company Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

  No Stockholder Action by Written Consent; Special Meetings

     The Certificate and By-Laws provide that as of the time at which AT&T and its affiliates cease to be the beneficial owner of an aggregate of at least a majority of the then outstanding shares of Common Stock (the "Trigger Date"), any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Effective as of the Trigger Date, except as otherwise required by law and subject to the rights of the holders of any Preferred Stock, special meetings of stockholders of the Company for any purpose or purposes may be called only by the Company Board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the Whole Board or by the Chairman of the Company Board and, effective as of the Trigger Date, any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting. In addition, prior to the Trigger Date, the Company will call a special meeting of stockholders promptly upon request by AT&T, or any of its affiliates, in each case, if such entity is a stockholder of the Company. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the Company Board or the Chairman of the Board.

  Advance Notice Procedures


     The By-Laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure"). The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Chairman of the Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman of the Board or the Company Board, or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by the Company not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year's annual meeting (except that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by the Company).



     Notwithstanding the foregoing, in the event that the number of directors to be elected to the Company Board is increased and there is no public announcement by the Company naming all of the nominees for director or specifying the size of the increased Company Board at least 100 calendar days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by the Company. Under the Stockholder Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Company Board to be elected at such meeting.


     In addition, under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with the

Stockholder Notice Procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     The Stockholder Notice Procedure does not apply to AT&T and its affiliates prior to the Trigger Date.

  Amendment

     The Certificate provides that the affirmative vote of the holders of at least 80% of the Voting Stock, voting together as a single class, is required to amend provisions of the Certificate relating to stockholder action without a meeting; the calling of special meetings; the number, election and term of the Company's directors; the filling of vacancies; and the removal of directors. The Certificate further provides that the related By-Laws described above (including the Stockholder Notice Procedure) may be amended only by the Company Board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Voting Stock, voting together as a single class.

  Rights Plan

     The Company Board currently expects to adopt a Share Purchase Rights Plan (the "Rights Plan") on or prior to the Closing Date. Pursuant to the Rights Plan, the Company Board will cause to be issued one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of a new series of junior preferred stock, par value $.01 per share (the
"Junior Preferred Shares"), of the Company at a price of $     (the "Purchase
Price"), subject to adjustment. The description and terms of the Rights will be set forth in a Rights Agreement (the "Rights Agreement"), between the Company and the designated Rights Agent (the "Rights Agent"). The description set forth below is intended as a summary only and is qualified in its entirety by reference to the form of the Rights Agreement, which will be filed as an exhibit to the Registration Statement. See "Available Information."

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Company Board prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Rights Distribution Date"), the Rights will be evidenced by the certificates representing the Common Stock.

     The Rights Agreement will provide that, until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the Common Stock certificates will contain a notation incorporating the Rights Agreement by reference. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Rights Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights will not be exercisable until the Rights Distribution Date. The Rights will expire on the 10th anniversary of the date of issuance (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as summarized below.

     In the event that any person or group of affiliated or associated persons become an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Company Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Junior Preferred Share (or of a share of a class or series of the Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Stock, the Company Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Company Board, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the rights will terminate and the only right of the holders of the Rights will be eligible to receive the Redemption Price.


     The terms of the Rights may be amended by the Company Board without the consent of the holders of the Rights; provided, however, that, from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.



     The number of outstanding Rights and the number of one one-hundredths of a Junior Preferred Share issuable upon exercise of each Right also will be subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Rights Distribution Date. The Purchase Price payable, and the number of Junior Preferred Shares or other securities or property issuable, upon exercise of the Rights will be subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Shares, (ii) upon the grant to holders of the Junior Preferred Shares of certain rights or warrants to subscribe for or purchase Junior Preferred Shares at a price, or securities convertible into Junior Preferred Shares with a conversion price, less than the then-current market price of the Junior Preferred Shares or (iii) upon the distribution to holders of the Junior Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Junior Preferred Shares) or of subscription rights or warrants (other than those referred to above).


     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in such Purchase Price. No fractional Junior Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Junior Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Junior Preferred Shares on the last trading day prior to the date of exercise.

     Junior Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Junior Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Junior Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Junior Preferred Share will have 100 votes voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Junior Preferred Share will be entitled to receive 100 times the amount received per Common Stock. These rights are protected by customary anti-dilution provisions.

     Due to the nature of the Junior Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group of persons that attempts to acquire the Company on terms not approved by the Company Board. The Rights should not interfere with any merger or other business combination approved by the Company Board prior to the time that a person or group has acquired beneficial ownership of 10% percent or more of the Common Stock since the Rights may be redeemed by the Company at the Redemption Price until such time.


     The Rights contain certain provisions to exclude AT&T and its affiliates and associates from the operative provisions thereof.


DELAWARE BUSINESS COMBINATION STATUTE

     Section 203 of the DGCL provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in
Section 203, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The Company has not elected to be exempt from the restrictions imposed under Section 203. However, AT&T and its affiliates are excluded from the definition of "interested stockholder" pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring the Company to negotiate in advance with the Company Board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested shareholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which the Company's stockholders may otherwise deem to be in their best interests.

LIABILITY OF DIRECTORS; INDEMNIFICATION

     The Certificate provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the DGCL as amended from time to time, for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

     While the Certificate provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

     The Certificate provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the Certificate, By-Law, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The Certificate also specifically authorizes the Company to maintain insurance and to grant similar indemnification rights to employees or agents of the Company.

TRANSFER AGENT AND REGISTRAR


     First Chicago Trust Co. of NY will be the transfer agent and registrar for the Common Stock.


                        SHARES ELIGIBLE FOR FUTURE SALE


     Of the 635,624,894 shares of Common Stock to be outstanding as of the Closing Date (652,274,894 shares if the U.S. Underwriters exercise their overallotment option in full) the 111,000,000 shares of Common Stock sold in the Offerings (127,650,000 shares if the U.S. Underwriters exercise their overallotment option in full) will be freely tradable without restriction under the Securities Act of 1933, as amended (the "1933 Act"), except for any such shares which be may acquired by an affiliate of the Company (an "Affiliate"), as that term is defined in Rule 144 promulgated under the 1933 Act ("Rule 144"). AT&T has announced that, subject to certain conditions, AT&T intends to distribute to its shareholders by December 31, 1996 all of the Common Stock of the Company owned by AT&T by means of the Distribution. Shares of Common Stock distributed to AT&T shareholders in the Distribution generally will be freely transferable, except for shares of Common Stock received by persons who may be deemed to be Affiliates. Persons who may be deemed to be Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, the Company and may include directors and certain officers of the Company as well as significant stockholders of the Company, if any. Persons who are Affiliates will be permitted to sell the shares of Common Stock that are issued in the Offerings or that they receive in the Distribution only pursuant to an effective registration statement under the 1933 Act or an exemption from the registration requirements of the 1933 Act, including exemptions provided by Rule 144.



     The shares of Common Stock held by AT&T are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the 1933 Act or pursuant to an exemption from the regulations thereunder, including exceptions provided by Rule 144. The Company and AT&T have agreed not to offer or sell any shares of Common Stock, subject to certain exceptions (including the Distribution), for a period of 180 days after the date of this Prospectus, without the prior written consent of the Underwriters. See "Underwriting."


     Under the 1996 LTIP, the Company will issue Substitute Awards in substitution for AT&T Stock Awards outstanding under various AT&T employee benefit plans. See "Arrangements Between the Company and AT&T -- Employee Benefits Agreement". In addition to such Substitute Awards, the Company may grant shares of Common Stock and non-stock awards pursuant to the 1996 LTIP subject to certain restrictions. See "Management -- 1996 Company Long Term Incentive Plan." The Company currently expects to file in 1996 a registration statement under the 1933 Act to register shares reserved for issuance under the 1996 LTIP. Shares issued pursuant to Awards after the effective date of such registration statement (other than shares issued to Affiliates) generally will be freely tradeable without restriction or further registration under the 1933 Act.

                                  UNDERWRITING

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Goldman, Sachs International and Merrill Lynch International Limited are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective numbers of shares of Common Stock set forth opposite the names of such Underwriters below:


                                                                            NUMBER
                                      NAME                                 OF SHARES
        ----------------------------------------------------------------  -----------
        U.S. Underwriters:
          Morgan Stanley & Co. Incorporated.............................
          Goldman, Sachs & Co. .........................................
          Merrill Lynch, Pierce, Fenner & Smith Incorporated............
          Bear, Stearns & Co. Inc. .....................................
          CS First Boston Corporation...................................
          J.P. Morgan Securities Inc. ..................................
          PaineWebber Incorporated......................................
             Subtotal...................................................   97,000,000
                                                                           ----------
        International Underwriters:
          Morgan Stanley & Co. International Limited....................
          Goldman Sachs International...................................
          Merrill Lynch International Limited...........................
          Morgan Grenfell & Co. Limited.................................
          Banque Paribas................................................
          Swiss Bank Corporation........................................
          UBS Limited...................................................
          Bear, Stearns International Limited...........................
          CS First Boston Limited.......................................
          J.P. Morgan Securities Ltd. ..................................
          PaineWebber International (U.K.) Ltd. ........................
             Subtotal...................................................   14,000,000
                                                                           ----------
                  Total.................................................  111,000,000
                                                                           ==========


     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' overallotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (a) it is not purchasing any U.S. Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside of the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any International Shares (as defined herein) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares in the United States or in any province or territory of Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or of any province or territory of Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the "U.S. Shares" and the "International Shares," respectively.

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and during the period of six months after the date hereof will not offer to sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "U.K. Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the U.K. Regulations with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock, other than any document which consists of, or is a part of, listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Article IV of the Financial Services Act 1986, if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, or is a person to whom the document may otherwise lawfully be issued or passed on.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not
in excess of $          per share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to other Underwriters or to
certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.


     The Common Stock has been approved for listing, subject to official notice of issuance, on the NYSE under the symbol "LU."



     Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 16,650,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters in the Offerings.



     The Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not (a) register for sale or offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (a) or (b) of this sentence is to be settled by delivery of Common Stock or other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus, other than: (i) the shares of Common Stock offered hereby; (ii) any shares of Common Stock issued upon the exchange or the conversion of a security outstanding on the date of this Prospectus; and (iii) any shares of Common Stock issued pursuant to employee benefit director or shareholder plans or other continuous offerings of the same type of the Company (including in connection with any Substitute Awards). In addition, except for the Distribution and as set forth above, AT&T has agreed not to (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (b) enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of Common Stock, whether any such transaction described in clause (a) or (b) of this sentence is to be settled by delivery of Common Stock or other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated.


     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the 1933 Act.

     From time to time, each of Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch & Co. provide certain financial advisory services to each of the Company and AT&T.

PRICING OF THE OFFERING

     Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price for the Common Stock was determined by negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price were the sales, earnings and certain other pro forma financial and operating information of the Company in recent periods, the future prospects of the Company and its industry in general, and certain ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Richard J. Rawson, Senior Vice President and General Counsel of the Company, and by Wachtell, Lipton, Rosen & Katz, New York, New York. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS


     The audited consolidated financial statements and financial statement schedule included in this Prospectus and in the Registration Statement of which this Prospectus forms a part have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent auditors, given on the authority of that firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the 1933 Act with respect to the Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. The Registration Statement can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center (13th Floor), New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act"). As a result of the Offerings, the Company will become subject to the informational requirements of the 1934 Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports and other information with the Commission. In addition, the Company intends to furnish to its stockholders annual reports containing consolidated financial statements examined by an independent public accounting firm.


                             FOR FLORIDA RESIDENTS



     AT&T, the parent of the Company, provides telecommunications services between the United States and Cuba jointly with Empresa de Telecomunicaciones Internacionales de Cuba ("EMTELCUBA"), the Cuban telephone company, pursuant to all applicable U.S. laws and regulations. All payments due EMTELCUBA are handled in accordance with the provisions of the Cuban Assets Control Regulations and the Cuban Democracy Act of 1992 and specific licenses issued thereunder. AT&T is the sole owner of the Cuban American Telephone and Telegraph Company ("CATT"), a Cuban corporation. CATT owns cable facilities between the United States and Cuba that were activated on November 25, 1994.



     This information is accurate as of the date hereof. Current information concerning the Company's and its affiliates' business dealings with the government of Cuba or with any person or affiliate located in Cuba may be obtained from the Division of Securities and Investor Protection of the Florida Department of Banking and Finance, the Capitol, Tallahassee, Florida 32399-0350, telephone number (904) 488-9805.

                            LUCENT TECHNOLOGIES INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Auditors........................................................   F-2
Consolidated Statements of Operations for the three years ended December 31, 1995.....   F-3
Consolidated Balance Sheets at December 31, 1995 and 1994.............................   F-4
Consolidated Statements of Changes in Stockholder's Equity for the three years ended
  December 31, 1995...................................................................   F-5
Consolidated Statements of Cash Flows for the three years ended December 31, 1995.....   F-6
Notes to Consolidated Financial Statements............................................   F-7
Schedule of Valuation and Qualifying Accounts.........................................   S-1

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholder of Lucent Technologies Inc.:

     We have audited the consolidated financial statements and the financial statement schedule of Lucent Technologies Inc. and subsidiaries (the "Company") listed in the index on page F-1 of this S-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lucent Technologies Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations, changes in their stockholder's equity and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. In addition, in our opinion the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

     As discussed in Note 3 to the consolidated financial statements, in 1993 the Company changed its methods of accounting for postretirement benefits, postemployment benefits and income taxes.

Coopers & Lybrand L.L.P.

1301 Avenue of the Americas
New York, New York
January 25, 1996
(Note 14 is dated February 1, 1996)

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                    YEARS ENDED DECEMBER 31
                                                                -------------------------------
                                                                 1995        1994        1993
                                                                -------     -------     -------
                                                                          IN MILLIONS
                                                                (EXCEPT PER SHARE AMOUNTS)
REVENUES (includes $2,119 in 1995, $2,137 in 1994, and $1,967
  in 1993 from AT&T) (Note 12)................................  $21,413     $19,765     $17,734
COSTS.........................................................   12,945      11,337      10,088
                                                                -------     -------     -------
GROSS MARGIN..................................................    8,468       8,428       7,646
                                                                -------     -------     -------
OPERATING EXPENSES
Selling, general and administrative expenses (Note 12)........    7,083       5,360       5,016
Research and development expenses.............................    2,385       2,097       1,961
                                                                -------     -------     -------
TOTAL OPERATING EXPENSES......................................    9,468       7,457       6,977
                                                                -------     -------     -------
OPERATING INCOME (LOSS).......................................   (1,000)        971         669
Other income -- net (Note 4)..................................      164          83         193
Interest expense (includes $237 in 1995, $203 in 1994, and
  $162 in 1993 to AT&T) (Note 7)..............................      302         270         243
                                                                -------     -------     -------
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECTS OF
  ACCOUNTING CHANGES..........................................   (1,138)        784         619
Provision (benefit) for income taxes (Note 6).................     (271)        302         189
                                                                -------     -------     -------
INCOME (LOSS) BEFORE CUMULATIVE EFFECTS OF ACCOUNTING
  CHANGES.....................................................     (867)        482         430
Cumulative effects of accounting changes, net of taxes (Note
  3)..........................................................       --          --      (4,208)
                                                                -------     -------     -------
NET INCOME (LOSS).............................................  $  (867)    $   482     $(3,778)
                                                                =======     =======     =======
UNAUDITED PRO FORMA NET INCOME (LOSS) PER COMMON SHARE (Note
  1)..........................................................  $ (1.65)
                                                                =======



The notes on pages F-7 through F-23 are an integral part of the consolidated financial statements.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                            AT DECEMBER 31
                                                                        ----------------------
                                                                         1995           1994
                                                                        -------        -------
                                                                             IN MILLIONS
ASSETS
Cash and cash equivalents (Note 14)...................................  $   448        $   580
Accounts receivable, less allowances of $248 in 1995, and $206 in
  1994................................................................    5,354          4,191
Inventories (Note 4)..................................................    3,222          2,405
Deferred income taxes -- net (Note 6).................................    1,482          1,028
Other current assets..................................................      173            288
                                                                        -------        -------
TOTAL CURRENT ASSETS..................................................   10,679          8,492
Property, plant and equipment -- net (Note 4).........................    4,338          4,676
Prepaid pension costs (Note 8)........................................    2,522          2,252
Deferred income taxes -- net (Note 6).................................      872            685
Capitalized software..................................................      387            420
Other assets..........................................................      924            815
                                                                        -------        -------
TOTAL ASSETS..........................................................  $19,722        $17,340
                                                                        =======        =======
LIABILITIES
Accounts payable......................................................  $ 1,229        $   945
Payroll and benefit-related liabilities...............................    3,026          1,931
Postretirement and postemployment benefit liabilities (Notes 3 and
  9)..................................................................      227            594
Debt sharing amount in anticipation of assumption of the Commercial
  Paper Program (Notes 7 and 14)......................................    3,842          2,961
Debt maturing within one year.........................................       49             49
Other current liabilities.............................................    2,690          1,766
                                                                        -------        -------
TOTAL CURRENT LIABILITIES.............................................   11,063          8,246
Postretirement and postemployment benefit liabilities (Notes 3 and
  9)..................................................................    5,569          5,566
Long-term debt........................................................      123            154
Other liabilities.....................................................    1,533            898
Commitments and contingencies (Note 13)
                                                                        -------        -------
TOTAL LIABILITIES.....................................................   18,288         14,864
STOCKHOLDER'S EQUITY
  Common stock: 1,000 shares, without par value, authorized, issued
     and outstanding at December 31, 1995.............................       --             --
  Additional paid-in capital..........................................    1,406             --
  Foreign currency translation........................................       28             92
  Stockholder's net investment........................................       --          2,384
                                                                        -------        -------
TOTAL STOCKHOLDER'S EQUITY............................................    1,434          2,476
                                                                        -------        -------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY............................  $19,722        $17,340
                                                                        =======        =======


The notes on pages F-7 through F-23 are an integral part of the consolidated financial statements.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY


                                                                      YEAR ENDED DECEMBER 31,
                                                                     --------------------------
                                                                      1995      1994     1993
                                                                     -------   ------   -------
                                                                           (IN MILLIONS)
Common Stock
  Balance -- Beginning of Year.....................................  $    --   $   --   $    --
  Issuance of 1,000 shares without par value.......................
                                                                     -------   ------   -------
  Balance -- End of Year...........................................  $    --   $   --   $    --
                                                                     -------   ------   -------
Additional Paid-in-Capital
  Balance -- Beginning of Year.....................................  $    --   $   --   $    --
  Contribution from AT&T...........................................    1,406       --        --
                                                                     -------   ------   -------
  Balance -- End of Year...........................................    1,406       --        --
                                                                     -------   ------   -------
Foreign Currency Translation
  Balance -- Beginning of Year.....................................  $    92   $  (10)  $   (26)
  Translation adjustments..........................................      (64)     102        16
                                                                     -------   ------   -------
  Balance -- End of Year...........................................  $    28   $   92   $   (10)
                                                                     -------   ------   -------
Stockholder's Net Investment
  Balance -- Beginning of Year.....................................  $ 2,384   $2,590   $ 3,124
  Net income (loss)................................................     (867)     482    (3,778)
  Transfers from (to) AT&T.........................................     (111)    (688)    3,244
  Transfer to Additional Paid-in-Capital...........................   (1,406)      --        --
                                                                     -------   ------   -------
  Balance -- End of Year...........................................  $    --   $2,384   $ 2,590
                                                                     -------   ------   -------
Total Stockholder's Equity.........................................  $ 1,434   $2,476   $ 2,580
                                                                     -------   ------   -------



The notes on pages F-7 through F-23 are an integral part of the consolidated financial statements.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                    YEARS ENDED DECEMBER 31
                                                                -------------------------------
                                                                 1995        1994        1993
                                                                -------     -------     -------
                                                                IN MILLIONS
OPERATING ACTIVITIES
Net income (loss).............................................  $  (867)    $   482     $ (3778)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Business restructuring charge...............................    2,613          --          --
  Asset impairment and other charges..........................      188          --          --
  Cumulative effects of accounting changes....................       --          --       4,208
  Depreciation and amortization...............................    1,493       1,311       1,213
  Deferred income taxes.......................................     (653)        338          64
  Provision for uncollectibles................................       69          83          68
  Other adjustments for noncash items, net....................     (103)       (177)       (375)
  Increase in accounts receivable.............................   (1,203)       (159)       (645)
  Increase in inventories.....................................   (1,089)        (26)       (409)
  Increase in accounts payable................................      271         291          42
  Net increase in other operating assets and liabilities......     (241)       (564)     (1,656)
                                                                -------     -------     -------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES...........      478       1,579      (1,268)
                                                                -------     -------     -------
INVESTING ACTIVITIES
Capital expenditures..........................................   (1,277)       (878)       (577)
Proceeds from sale or disposal of property, plant and
  equipment...................................................      118          15          38
Purchases of equity investments...............................      (86)        (38)        (48)
Sales of equity investments...................................       --         290           3
(Acquisitions) dispositions, net of cash acquired.............       10         119        (170)
Other investing activities, net...............................     (107)        (75)       (333)
                                                                -------     -------     -------
NET CASH USED IN INVESTING ACTIVITIES.........................   (1,342)       (567)     (1,087)
                                                                -------     -------     -------
FINANCING ACTIVITIES
Repayments of long-term debt..................................      (46)        (22)       (109)
Proceeds (repayments) of debt sharing agreement -- net........      881          53        (624)
Transfers from (to) AT&T......................................     (111)       (688)      3,244
Decrease in short-term borrowings -- net......................       --         (84)         (1)
                                                                -------     -------     -------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES...........      724        (741)      2,510
                                                                -------     -------     -------
Effect of exchange rate changes on cash.......................        8          13          (5)
                                                                -------     -------     -------
Net increase (decrease) in cash and cash equivalents..........     (132)        284         150
Cash and cash equivalents at beginning of year................      580         296         146
                                                                -------     -------     -------
Cash and cash equivalents at end of year......................  $   448     $   580     $   296
                                                                =======     =======     =======



     Interest paid was $303, $274 and $353 during 1995, 1994 and 1993, respectively. Income taxes paid were $224, $46 and $98, during 1995, 1994 and 1993 respectively.


     The notes on pages F-7 through F-23 are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (DOLLARS IN MILLIONS)

1. BACKGROUND AND BASIS OF PRESENTATION

  BACKGROUND


     Lucent Technologies Inc. (the "Company") is currently a wholly owned subsidiary of AT&T. On September 20, 1995, AT&T announced its intention to create a separate company comprised of the AT&T businesses and operations that now comprise the Company, and the associated assets and liabilities of such businesses and operations and Bell Laboratories (the "Separation"). AT&T also announced its intention to distribute to its shareholders by December 31, 1996, subject to certain conditions, all of its interest in the Company following the Offerings (the "Distribution"). The Company was incorporated on November 29, 1995 with 1,000 shares of Common Stock, without par value, authorized and outstanding, all of which are owned by AT&T. Beginning February 1, 1996, AT&T is planning to transfer to the Company substantially all of the assets and liabilities related to the Company's operations, except that AT&T is retaining approximately $2,000 in accounts receivable.


  BASIS OF PRESENTATION


     The consolidated financial statements reflect the results of operations, financial position, changes in stockholder's equity and cash flows of the businesses that will be transferred to the Company from AT&T in the Separation (the "Company Businesses") as if the Company were a separate entity for all periods presented. The consolidated financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations related to the Company Businesses. Changes in additional paid-in capital and stockholder's net investment represent AT&T's contribution of its net investment after giving effect to the net income (loss) of the Company plus net cash transfers to or from AT&T. The Company will begin accumulating its retained earnings on January 1, 1996.


     Additionally, the consolidated financial statements include allocations of certain AT&T corporate headquarters assets (including prepaid pension assets), liabilities (including debt and benefit obligations, pension and postretirement benefits), and expenses relating to the Company Businesses that will be transferred to the Company from AT&T. Management believes these allocations are reasonable. All material intercompany transactions and balances between the Company Businesses have been eliminated.

     The liabilities of the Company include outstanding direct third-party indebtedness and the amounts of debt and related interest expense determined under the Debt Sharing Agreement discussed in Note 7.

     Interest expense shown in the consolidated financial statements reflects the interest expense associated with the aggregate borrowings for each period presented principally using AT&T's average commercial paper rates for the applicable period. General corporate overhead related to AT&T's corporate headquarters and common support divisions has been allocated to the Company based on the ratio of the Company's external costs and expenses to AT&T's external costs and expenses. Management believes these allocations are reasonable. However, the costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions as a stand-alone entity. Subsequent to the Separation, the Company will perform these functions using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a public corporation. Additionally, income taxes are calculated on a separate tax return basis.

     The Company's financial statements include the costs experienced by the AT&T pension and postretirement benefit plans for employees and retirees for whom the Company will assume responsibility.

     The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in stockholder's equity and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

  EARNINGS (LOSS) PER COMMON SHARE


     The Company has 1,000 shares of Common Stock outstanding, all of which are owned by AT&T. Immediately prior to the Offerings, the Company will effect a stock split or other issuance of shares resulting in 524,624,894 shares outstanding. The pro forma net loss per common share was calculated by dividing the 1995 net loss of $867 million by the 524,624,894 shares of Common Stock. Subsequent to the Offerings of 111,000,000 shares, 635,624,894 shares will be outstanding.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  CONSOLIDATION

     The consolidated financial statements include all majority-owned subsidiaries of the Company. Investments in which the Company exercises significant influence but which it does not control (generally a 20% - 50% ownership interest) are accounted for under the equity method of accounting. Investments in which the Company has less than a 20% ownership interest are accounted for under the cost method of accounting.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for long-term contracts, allowance for uncollectible accounts receivable, inventory obsolescence, product warranty, depreciation, employee benefit plans, taxes, restructuring reserves and contingencies.

  CURRENCY TRANSLATION

     For operations outside the United States that prepare financial statements in currencies other than the United States dollar, income statement amounts are translated at average exchange rates during the year, and assets and liabilities are translated at year-end exchange rates. These translation adjustments are included as a separate component of stockholder's equity.

  REVENUE RECOGNITION

     Revenue is generally recognized on the sales of products or services when the products are delivered or the services performed, all substantial contractual obligations have been satisfied, and the collection of the resulting receivable is deemed probable. Revenue from sales of software products is generally recognized upon product delivery, acceptance, and completion of all significant vendor obligations. Revenue from rental sales is recognized proportionately over the contract period. Revenues and estimated profits on long-term construction type contracts are recognized under the percentage of completion method of accounting using either a units of delivery or a cost to cost methodology. Revisions of profit estimates are reflected in the period in which the facts that require the revision to the estimate become known. Any losses on contracts are immediately recognized when determinable.

  RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are charged to expense as incurred except for costs incurred for the development of computer software that will be sold, leased or otherwise marketed which are capitalized when technological feasibility has been established. These capitalized costs are recorded as capitalized software and are subject to an ongoing assessment of recoverability based upon anticipated future revenues and changes in hardware and software technologies. Costs capitalized include direct labor and related overhead.


     Amortization of capitalized software development costs begins when the product is available for general release. Amortization is provided on a product-by-product basis on either the straight-line method over periods not exceeding two years or the sales ratio method. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed at the date of such determination.

  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses various financial instruments, including derivative financial instruments, for purposes other than trading. The Company does not enter into derivative financial instruments for speculative purposes. Derivatives, used as part of the Company's risk management strategy, must be designated at inception as a hedge, and measured for effectiveness both at inception and on an ongoing basis. For qualifying foreign currency hedges, the gains and losses are deferred and recognized as adjustments of carrying amounts when the underlying hedged transaction is recorded. Interest rate swap agreements involve the periodic exchange of payments without the exchange of the underlying principal or notional amounts. Net payments are recognized as an adjustment to income or expense of the underlying hedged transaction. Gains and losses on interest rate swap agreements that do not qualify as hedges are recorded at fair value and recognized in other income or expense. If the Company terminates a swap agreement, the gain or loss is recorded as an adjustment to the basis of the underlying asset or liability and amortized over the remaining life.

  INCOME TAXES

     Historically, the Company's operations have been included in the consolidated income tax returns filed by AT&T. Income tax expense in the Company's consolidated financial statements has been calculated on a separate tax return basis.

  INVESTMENT TAX CREDITS

     For financial reporting purposes, investment tax credits are amortized as a reduction to the provision for income taxes over the useful lives of the property that produced the credits.

  CASH AND CASH EQUIVALENTS

     All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

  INVENTORIES

     Inventories are stated at the lower of cost or market (i.e., net realizable value or replacement cost). Cost includes material, labor and manufacturing overhead. Cost is determined principally on a first-in, first-out ("FIFO") basis. Inventories also include unbilled costs and fees on contracts in process net of progress payments.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is determined primarily using the unit method. The group method is used for certain facilities and equipment, except factory machinery which is depreciated using the unit method. When assets that were depreciated using the unit method are sold, the gains or losses are included in operating results. When assets that were depreciated using the group method are sold or retired, the original cost is deducted from the plant account and from accumulated depreciation and any proceeds are applied against accumulated depreciation. Buildings are depreciated over a 30 year life and equipment is depreciated over a range of 3 to 10 years.


     Accelerated depreciation methods are used for certain high technology computer processing equipment. All other facilities and equipment are depreciated on a straight-line basis over their estimated useful lives.

  GOODWILL

     Goodwill is the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for as purchases. Goodwill is amortized on a straight-line basis over the periods benefited, principally in the range of 10 to 15 years. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized immediately.

3. CHANGES IN ACCOUNTING PRINCIPLES

  POSTRETIREMENT BENEFITS

     AT&T adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993. This standard requires accrual of estimated future retiree benefits during the years employees are working and accumulating these benefits. Previously, health care benefits were expensed as claims were incurred and life insurance benefits were expensed as plans were funded. AT&T recorded a one-time pretax charge for the unfunded portions of these liabilities of $11,317 ($7,023 after taxes).


     For purposes of preparing these consolidated financial statements, estimates were made (see Note 9) of the Company's share of the unfunded portions of postretirement benefit obligations and a one-time pretax charge of $6,142 ($3,722 after taxes) was recorded. The impact of this change on 1993 operating income was immaterial. This change in accounting does not affect cash flows.


  POSTEMPLOYMENT BENEFITS

     AT&T also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. Analogous to SFAS No. 106, this standard requires the Company to accrue for estimated future postemployment benefits, including separation payments, during the years employees are working and accumulating these benefits, and for disability payments when the disabilities occur. Before this change in accounting, costs for separations were recognized when approved and disability benefits were recognized when paid. AT&T recorded a one-time pretax charge for the unprovided portion of these liabilities of $1,809 ($1,128 after taxes).


     For purposes of preparing these consolidated financial statements, estimates were made of the Company's share of the unprovided portion of postemployment liabilities and a one-time pretax charge of $875 ($530 after taxes) was recorded. This change reduced 1993 operating income by $229 and net income by $139. This change in accounting does not affect cash flows.


  INCOME TAXES

     The Company adopted SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1993. Among other provisions, this standard requires the computation of deferred tax amounts using the enacted corporate income tax rates for the years in which the taxes will be paid or refunds received. Before this change in accounting, deferred tax accounts reflected rates in effect when the deferrals were made.


     The change in calculating deferred tax amounts required by this standard resulted in a one-time benefit of $44 in the first quarter of 1993. This change in accounting does not affect cash flows. The impact of this change on 1993 income before cumulative effect of accounting change was a $54 increase in net income due to the increase in the federal statutory tax rate to 35% from 34% during 1993. See Note 6. This change will only affect net income in future periods if applicable tax rates change.


  IMPAIRMENT OF LONG-LIVED ASSETS

     Effective October 1, 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of the standard did not materially impact the Company's consolidated results of operations, financial condition or cash flows because this was essentially the method the Company used in the past to measure and record asset impairments. The 1995 restructuring and other charges did include recognition of asset impairments.

  STOCK-BASED COMPENSATION

     In 1996, SFAS No. 123, "Accounting for Stock-Based Compensation," will be adopted. This standard establishes a fair value method for accounting for or disclosing stock-based compensation plans. This standard will be adopted by disclosing the pro forma consolidated net income and earnings per share amounts assuming the fair value method was effective on January 1, 1995. The adoption of this standard will not impact consolidated results of operations, financial position, or cash flows.

4. SUPPLEMENTARY FINANCIAL INFORMATION

SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                       1995      1994     1993
                                                                      ------     ----     ----
INCLUDED IN COSTS
Amortization of software development costs..........................  $  312     $345     $314
INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Amortization of goodwill............................................  $   40     $ 31     $ 22
INCLUDED IN COSTS AND OPERATING EXPENSES
Depreciation and amortization of property, plant and equipment......  $1,109     $891     $836
OTHER INCOME
Interest income.....................................................  $   44     $ 24     $ 20
Minority interests in (earnings) losses of subsidiaries.............     (20)     (14)      21
Net equity (losses) earnings from investments.......................     (25)      21       29
Increase in cash surrender value of life insurance..................      40       30       32
Gain/loss on foreign currency transactions..........................     (26)     (48)     (13)
Miscellaneous -- net................................................     151       70      104
                                                                      ------     ----     ----
Total other income -- net...........................................  $  164     $ 83     $193
                                                                      ======     ====     ====

SUPPLEMENTARY BALANCE SHEET INFORMATION

                                                                            1995        1994
                                                                          --------     -------
INVENTORIES
Completed goods.........................................................  $  1,673     $ 1,297
Unbilled costs and fees on contracts in process (net of progress
  payments of $355 in 1995).............................................       371          43
Work in process and raw materials.......................................     1,178       1,065
                                                                          --------     -------
Inventories.............................................................  $  3,222     $ 2,405
                                                                          ========     =======
PROPERTY, PLANT AND EQUIPMENT -- NET
Land and improvements...................................................  $    273     $   258
Buildings and improvements..............................................     2,668       2,613
Machinery, electronic and other equipment...............................     8,096       8,355
Total property, plant and equipment.....................................    11,037      11,226
Less: Accumulated depreciation..........................................    (6,699)     (6,550)
                                                                          --------     -------
Property, plant and equipment -- net....................................  $  4,338     $ 4,676
                                                                          ========     =======

5. BUSINESS RESTRUCTURING AND OTHER CHARGES


     In the fourth quarter of 1995, a pre-tax charge of $2,801 was recorded to cover restructuring costs of $2,613 and asset impairment and other charges of $188. The Company's fourth quarter restructuring plans include the following items: restructuring its consumer products business to implement major process improvements in how it designs, manufactures and distributes those products, including closing all of its Company-owned retail phone center stores, consolidating and reengineering numerous corporate and business unit operations during the next two years, and selling its Microelectronics interconnect business and Paradyne business. Accordingly, the fourth quarter restructuring charge of $2,613 included the separation costs, both voluntary and involuntary, for nearly 22,000 employees, comprised of about 11,000 management and 11,000 occupational employees. Approximately 1,000 additional management employees are employed by businesses that the Company has announced plans to sell. As of December 31, 1995, approximately 4,100 management employees of the 22,000 total employees have accepted a voluntary severance package and the majority of these employees will leave the Company in early 1996. The Company expects approximately 70% of all separations to be completed by the end of 1996, with the majority of the remaining separations being completed during 1997. The restructuring charge also included costs associated with early termination of building leases and asset write-downs as part of the plan to sell certain businesses and restructure its operations.


     The pre-tax total of the fourth quarter charge for restructuring, impairments and other charges of $2,801 for 1995 was recorded as $892 of costs, $1,645 of selling, general and administrative expenses, and $264 of research and development expenses. The charges include $1,509 for employee separations; $627 for asset write-downs; $202 for closing, selling and consolidating facilities; and $463 for other items. The total charges reduced net income by approximately $1,847.

     The following table displays a rollforward of the liabilities for business restructuring from December 31, 1993 to December 31, 1995:



                                        DECEMBER 31,                   1994                   DECEMBER 31,
                                            1993         --------------------------------         1994
            TYPE OF COST                  BALANCE        ADDITIONS     OTHER     PAYMENTS       BALANCE
------------------------------------    ------------     ---------     -----     --------     ------------
Employee Separation.................         112                         (4)        (56)             52
Facility closings...................          80                         15         (25)             70
Other...............................          13               0         15         (17)             11
                                             ---         ---------     -----        ---          ------
  Total.............................         205               0         26         (98)            133
                                        ==========       =======       ====      =======      ==========



                                        DECEMBER 31,                   1995                   DECEMBER 31,
                                            1994         --------------------------------         1995
            TYPE OF COST                  BALANCE        ADDITIONS     OTHER     PAYMENTS       BALANCE
------------------------------------    ------------     ---------     -----     --------     ------------
Employee Separation.................          52           1,167                                  1,219
Facility closings...................          70             201                                    271
Other...............................          11             420                                    431
                                             ---         ---------     -----        ---          ------
  Total.............................         133           1,788                                  1,921
                                        ==========       =======       ====      =======      ==========



     The December 31, 1993 business restructuring balance included reserves primarily for real estate. As of December 31, 1995, $133 of the $205 December 31, 1993 balance remained. The majority of this balance is related to excess space at some locations and is expected to be fully utilized over the remaining terms of the leases,



     Management believes that the liabilities for business restructuring of $1,921, at December 31, 1995 are adequate to complete its plans.



     In 1995 in addition to restructuring liabilities of $1,788, asset impairments of $439 (which were credited directly to the related asset balances), $342 of benefit plan losses and $44 of other charges were included in the total restructure costs of $2,613. Benefit plan losses relate to pension and other employee benefit plans and primarily represent losses in the current year for actuarial charges that otherwise might have been amortized over future periods.



     The 1995 charges also included $188 primarily for other asset impairments.



     Of the total combined charges, $1,788 will result in cash payments in the future and approximately $1,013 related to non cash items.

6. INCOME TAXES

     The following table presents the principal reasons for the difference between the effective tax rate and the United States federal statutory income tax rate:


                                                                 1995        1994        1993
                                                                -------     -------     -------
U.S. federal statutory income tax rate........................       35%         35%         35%
                                                                -------     -------     -------
Federal income tax provision (benefit) at statutory rate......  $  (398)    $   274     $   217
State and local income taxes, net of federal income tax
  effect......................................................      (57)         23          23
Amortization of intangibles...................................       29          12           6
Foreign rate differential.....................................       66         (64)        (17)
Taxes on foreign income.......................................       74         100          38
Research credits..............................................       (3)        (27)        (20)
Effect of tax rate change on deferred tax assets..............       --          --         (54)
Other differences -- net......................................       18         (16)         (4)
                                                                -------     -------     -------
Provision (benefit) for income taxes..........................  $  (271)    $   302     $   189
                                                                =======     =======     =======
Effective income tax rate.....................................     23.8%       38.5%       30.5%


     The following table presents the U.S. and foreign components of income before income taxes and the provision for income taxes:


                                                                 1995         1994        1993
                                                                -------       -----       ----
INCOME (LOSS) BEFORE INCOME TAXES
United States.................................................  $(1,253)      $ 405       $405
Foreign.......................................................      115         379        214
                                                                -------       -----       ----
                                                                $(1,138)      $ 784       $619
                                                                =======       =====       ====
PROVISION (BENEFIT) FOR INCOME TAXES
CURRENT
Federal.......................................................  $   199       $(119)      $ 44
State and local...............................................       42         (40)         4
Foreign.......................................................      141         123         77
                                                                -------       -----       ----
                                                                    382         (36)       125
                                                                -------       -----       ----
DEFERRED
Federal.......................................................     (523)        267         34
State and local...............................................     (130)         76         32
Foreign.......................................................        1          (4)        (1)
                                                                -------       -----       ----
                                                                   (652)        339         65
Deferred investment tax credits...............................       (1)         (1)        (1)
                                                                -------       -----       ----
Provision (benefit) for income taxes..........................  $  (271)      $ 302       $189
                                                                =======       =====       ====


     The foreign deferred income tax provision is shown net of valuation allowance increases of $46 and $39 in 1995 and 1993, respectively, and a valuation allowance decrease of $27 in 1994.

     Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred income tax assets are taxes recognized for expected reductions in taxes payable. Deferred income taxes arise because of differences in the book and tax bases of certain assets and liabilities. Deferred income tax assets/ liabilities consist of the following:

                                                                            1995        1994
                                                                           -------     -------
CURRENT DEFERRED INCOME TAX ASSETS:
  Business restructuring.................................................  $   519     $    57
  Employee pensions and other benefits...................................      516         540
  Reserves and allowances................................................      537         474
  Valuation allowance....................................................     (117)         --
  Other..................................................................      143          45
                                                                           -------     -------
Total current deferred income tax assets.................................    1,598       1,116
                                                                           -------     -------
CURRENT DEFERRED INCOME TAX LIABILITIES:
  Other..................................................................  $   116     $    88
                                                                           -------     -------
Total current deferred income tax liabilities............................  $   116     $    88
                                                                           -------     -------
Net current deferred income tax assets...................................  $ 1,482     $ 1,028
                                                                           =======     =======
LONG-TERM DEFERRED INCOME TAX ASSETS:
  Employee pensions and other benefits, net..............................  $ 1,425     $ 1,478
  Business restructuring.................................................      267          68
  Net operating losses/credit carryforwards..............................       28          96
  Reserves and allowances................................................        9          31
  Valuation allowance....................................................      (25)        (96)
  Other..................................................................      270         199
                                                                           -------     -------
Total long-term deferred income tax assets...............................    1,974       1,776
                                                                           -------     -------
LONG-TERM DEFERRED INCOME TAX LIABILITIES:
  Property, plant and equipment..........................................  $   738     $   806
  Other..................................................................      364         285
                                                                           -------     -------
Total long-term deferred income tax liabilities..........................    1,102       1,091
                                                                           -------     -------
Net long-term deferred income tax assets.................................  $   872     $   685
                                                                           =======     =======


     The Company has not provided for United States federal income taxes or foreign withholding taxes on $1,004 and $765 of undistributed earnings of its non-United States subsidiaries as of December 31, 1995 and December 31, 1994, respectively, because such earnings are intended to be reinvested indefinitely. It is not practicable to determine the amount of applicable taxes.


7. DEBT SHARING AGREEMENT


     As discussed in Note 1, the Company's consolidated financial statements include an allocation of AT&T's consolidated debt and the related interest expense. The allocation was based on the capital structure of the Company anticipated at the Closing Date. At that date, the Company will assume approximately $4,000 of Commercial Paper issued by AT&T, which is estimated to be the amount of debt necessary to support the Company's assets and operations. An allocation methodology was used to reflect the capital structure through each historic period presented based on cash flows for those periods, adjusted for interest expense. To formalize the allocations, the Company and AT&T entered into a Debt Sharing Agreement which is effective from January 1, 1991 through December 31, 1995.

     Amounts shown as outstanding under the Debt Sharing Agreement were $3,842 and $2,961 at December 31, 1995 and 1994, respectively. Such amounts were classified as short-term given the Company's plans to replace the amounts shown as outstanding under the Debt Sharing Agreement with Commercial Paper issued by AT&T.



     Interest expense of $237, $203 and $162 for the years ended December 31, 1995, 1994 and 1993, respectively, was determined based on a blend of AT&T's short-term and long-term weighted average interest rates of 6.8%, 6.9% and 6.2% for each of the respective years.



     The Company believes these allocations are reasonable estimates of the cost of financing the Company's assets and operations in the past. However, the Company may not be able to obtain financing with interest rates as favorable as those enjoyed by AT&T, with the result that the Company's cost of capital will be higher than that reflected in its historical consolidated financial statements.


8. EMPLOYEE BENEFIT PLANS

     At the Distribution, the Company will assume responsibility for pension and post-retirement benefits for retirees whose last work assignment was a unit of the Company, for other retirees assigned to the Company and for the employees of the Company. Until the Distribution, the Company's financial statements will include the costs experienced by the AT&T plans for employees and retirees for whom the Company will assume responsibility.

  PENSION PLANS

     The majority of the Company's employees participate in AT&T's noncontributory defined benefit plans. Benefits for management employees are principally based on career-average pay. Benefits for occupational employees are not directly pay-related. Pension contributions are principally determined using the aggregate cost method and are primarily made to trust funds held for the sole benefit of plan participants.


     Immediately following the Distribution, the Company will establish separate defined benefit plans for the employees and retirees of the Company. Pension assets will be transferred from AT&T's pension trust to the Company's pension trust pursuant to a specified formula. Assets of trusts under qualified pension plans will be divided, immediately after the Distribution Date, between the trusts for AT&T qualified pension plans and the new Company qualified pension plans. Each such trust will receive the legally required funding minimum and, if greater, a sufficient amount of additional trust assets to ensure continued compliance with the existing AT&T pension funding policy. Any trust assets in excess of the funding policy level will be divided equally between the trusts of AT&T and the Company for such qualified pension plans. For purposes of preparing these financial statements, estimates were made, as of December 31, 1995, of the assets and pension obligations that will be transferred to the Company. As of December 31, 1995, the projected benefit obligation is estimated at $23,410 and the assets to be transferred are estimated at $29,092. The actual amounts transferred will be measured at the Distribution date, using the same methodology, and will likely be different from these estimates. The estimated December 31, 1995 assets and pension obligations were also the basis for estimating the Company's assets and pension obligations for 1994 and 1993.


     As of December 31, 1995 and 1994, AT&T had a prepaid pension asset of $4,664 and $4,151, respectively. Based on the estimates described in this note, the Company's share of the prepaid pension asset as of December 31, 1995 and 1994 is $2,522 and $2,252, respectively.

     Pension cost is computed using the projected unit credit method. The Company recorded pension income related to the AT&T plans of $135, $288 and $284 in 1995, 1994 and 1993, respectively. The 1995 consolidated statement of operations includes a charge of $97 for curtailment loss.

     The following information relates to the entire AT&T noncontributory defined benefit plans. The Company's share of the amounts shown below for net pension credit, actuarial present value of the accumulated plan benefit obligation, plan assets at fair value, and prepaid pension costs have not been determined at this time.



     AT&T sponsors noncontributory defined benefit plans covering the majority of its employees. Benefits for management employees are principally based on career-average pay. Benefits for occupational employees are not directly related to pay.



     Pension contributions are principally determined using the aggregate cost method and are primarily made to trust funds held for the sole benefit of plan participants. AT&T computes pension cost using the projected unit credit method and assumed a long-term rate of return on plan assets of 9.0% in 1995, 1994 and 1993.



     Pension cost includes the following components:



                                                                 1995        1994        1993
                                                                -------     -------     -------
Service cost -- benefits earned during the period.............  $   570     $   669     $   536
Interest cost on projected benefit obligation.................    2,551       2,400       2,294
Amortization of unrecognized prior service costs..............      280         230         251
Credit for expected return on plan assets*....................   (3,318)     (3,260)     (3,110)
Amortization of transition asset..............................     (500)       (501)       (500)
Charges for special pension options...........................      213          --          74
                                                                -------     -------     -------
Net pension credit............................................  $  (204)    $  (462)    $  (455)
                                                                =======     =======     =======


---------------

* The actual return on plan assets was $9,484 in 1995, $582 in 1994 and $5,068 in 1993.



     The net pension credit of $204 in 1995 was reduced by a one-time charge of $213 for early retirement options and curtailments.



     This table shows the funded status of the entire AT&T noncontributory defined benefit plans:



                                                                             AT DECEMBER 31,
                                                                           -------------------
                                                                            1995        1994
                                                                           -------     -------
Actuarial present value of accumulated benefit obligation, including
  vested benefits of $32,726 and $26,338, respectively...................  $36,052     $28,801
                                                                           -------     -------
Plan assets at fair value................................................  $47,634     $40,131
Less: Actuarial present value of projected benefit obligation............   37,989      30,125
                                                                           -------     -------
Excess of assets over projected benefit obligation.......................    9,645      10,006
Unrecognized prior service costs.........................................    2,297       2,319
Unrecognized transition asset............................................   (2,961)     (3,460)
Unrecognized net gain....................................................   (4,528)     (4,928)
Net minimum liability of nonqualified plans..............................     (166)       (103)
Prepaid pension costs....................................................  $ 4,287     $ 3,834

     AT&T used these rates and assumptions to calculate the projected benefit obligation:



                                                                      AT DECEMBER 31,
                                                                     -----------------
                                                                     1995         1994
                                                                     ----         ----
        Weighted-average discount rate.............................  7.0 %        8.7 %
        Rate of increase in future compensation levels.............  5.0 %        5.0 %



     The prepaid pension costs shown above are net of pension liabilities for plans where accumulated plan benefits exceed assets. Such liabilities are included in other liabilities in AT&T's consolidated balance sheets.



     AT&T is amortizing over approximately 15.9 years the unrecognized transition asset related to its 1986 adoption of SFAS No. 87, "Employers' Accounting for Pensions." AT&T amortizes prior service costs primarily on a straight-line basis over the average remaining service period of active employees. AT&T's plan assets consist primarily of listed stocks (including $259 and $216 of AT&T common stock at December 31, 1995 and 1994, respectively), corporate and governmental debt, real estate investments, and cash and cash equivalents.


  SAVINGS PLANS

     The majority of the Company's employees are eligible to participate in savings plans sponsored by AT&T. The plans allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with specified guidelines. AT&T matches a certain percentage of employee contributions, up to certain limits. The Company's expense related to the AT&T savings plans was $196 in 1995, $178 in 1994 and $167 in 1993. The Company expects to establish similar plans following the Distribution.

9. POSTRETIREMENT BENEFITS

     The majority of the Company's employees and retirees participate in AT&T's benefit plans for retirees, which currently include health care benefits, life insurance coverage and telephone concessions.


     Immediately following the Distribution, the Company will establish separate postretirement benefit plans for the employees and retirees of the Company. Postretirement benefit assets will be transferred from AT&T to the Company pro rata on the basis of the present value of future benefit obligations of the applicable plan. For purposes of preparing these financial statements, estimates were made, as of December 31, 1995, of the assets and postretirement benefit obligations that will be transferred to the Company. As of December 31, 1995, the accumulated postretirement benefit obligation is estimated at $8,368 and the assets to be transferred are estimated at $3,462. The actual amounts transferred will be measured at the Distribution date, using the same methodology, and will likely be different from these estimates. The estimated December 31, 1995 assets and postretirement benefit obligations were also the basis for estimating the Company's assets and postretirement benefit obligations for 1994 and 1993.


     As of December 31, 1995 and 1994, AT&T had an accrued postretirement benefit liability of $7,389 and $7,816, respectively. Based on the estimates described in this note, the Company's share of the accrued postretirement benefit liability as of December 31, 1995 and 1994 is $4,635 and $5,006, respectively.

     The Company recorded postretirement benefit expense related to the AT&T plans of $468, $461 and $529 in 1995, 1994 and 1993, respectively. It is estimated that increasing the assumed health care cost trend rate by 1% would raise the Company's portion of the accumulated postretirement benefit obligation as of December 31, 1995 by $423 and 1995 postretirement benefit costs by $35.


     The following information relates to the entire AT&T Postretirement Benefit Plan. The Company's share of the amounts shown below for net postretirement benefit cost, accumulated postretirement benefit obligation, plan assets at fair value and accrued postretirement benefit obligation have not been determined at this time.



     AT&T's benefit plans for retirees include health care benefits, life insurance coverage and telephone concessions. This table shows the components of the net postretirement benefit cost:



                                                                        1995        1994
                                                                        -----       -----
    Service cost -- benefits earned during the period.................  $  98       $ 108
    Interest cost on accumulated postretirement benefit obligation....    888         852
    Expected return on plan assets*...................................   (298)       (243)
    Amortization of unrecognized prior service costs..................     67          14
    Amortization of net loss (gain)...................................    (14)          1
    Charge for special options........................................     11          --
                                                                        -----       -----
    Net postretirement benefit cost...................................  $ 752       $ 732
                                                                        =====       =====


---------------

* The actual return on plan assets was $962 and ($30) in 1994.



     AT&T had approximately 146,700 retirees in 1995, 144,900 in 1994 and 142,200 in 1993.



     AT&T's plan assets consist primarily of listed stocks, corporate and governmental debt, cash and cash equivalents, and life insurance contracts. The following table shows the funded status of AT&T's postretirement benefit plans reconciled with the amounts recognized in AT&T's consolidated balance sheets:



                                                                        AT DECEMBER 31,
                                                                     ---------------------
                                                                      1995          1994
                                                                     -------       -------
    Accumulated postretirement benefit obligation:
      Retirees.....................................................  $ 8,250       $ 7,476
      Fully eligible active plan participants......................    1,453           822
      Other active plan participants...............................    2,869         1,751
                                                                     -------       -------
    Accumulated postretirement benefit obligation..................   12,572        10,049
    Plan assets at fair value......................................    4,704         3,291
                                                                     -------       -------
    Unfunded postretirement obligation.............................    7,868         6,758
    Less:
      Unrecognized prior service costs.............................      771           (46)
      Unrecognized net (gain) loss.................................     (292)       (1,012)
                                                                     -------       -------
    Accrued postretirement benefit obligation......................  $ 7,389       $ 7,816
                                                                     =======       =======



     AT&T made these assumptions in valuing its postretirement benefit obligation at December 31:



                                                                          1995       1994
                                                                          -----      -----
    Weighted-average discount rate......................................  7.0%       8.8%
    Expected long-term rate of return on plan assets....................  9.0%       9.0%
    Assumed rate of increase in the per capita cost of covered
      health care benefits..............................................  6.1%       8.6%



     AT&T assumed that the growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline after 1995 to 4.9% by the year 2005 and then remain level. This assumption greatly affects the amounts reported. To illustrate, increasing the assumed trend rate by 1% in each year would raise AT&T's accumulated postretirement benefit obligation at December 31, 1995 by $646 and AT&T's 1995 postretirement benefit costs by $53.

10. SEGMENT INFORMATION

  INDUSTRY SEGMENT

     The Company operates in the global telecommunications networking industry segment. This segment includes systems, software and products used for voice data and video communications.

  GEOGRAPHIC SEGMENTS

     Transfers between geographic areas are on terms and conditions comparable with sales to external customers. The methods followed in developing the geographic area data require the use of estimation techniques and do not take into account the extent to which product development, manufacturing and marketing depend upon each other. Thus the information may not be indicative of results if the geographic areas were independent organizations.


                                                                     1995      1994      1993
                                                                    -------   -------   -------
REVENUES
United States.....................................................  $17,826   $17,207   $16,213
Other geographic areas............................................    3,587     2,558     1,521
                                                                    -------   -------   -------
                                                                    $21,413   $19,765   $17,734
                                                                    =======   =======   =======
TRANSFERS BETWEEN GEOGRAPHIC AREAS (ELIMINATED IN CONSOLIDATION)
United States.....................................................  $ 1,081   $ 1,338   $   946
Other geographic areas............................................      911     1,041       892
                                                                    -------   -------   -------
                                                                    $ 1,992   $ 2,379   $ 1,838
                                                                    =======   =======   =======
OPERATING INCOME (LOSS)
United States.....................................................  $  (679)  $ 1,241   $ 1,123
Other geographic areas............................................      (67)       (5)     (242)
Corporate, eliminations and nonoperating..........................     (392)     (452)     (262)
                                                                    -------   -------   -------
Income (loss) before income taxes.................................  $(1,138)  $   784   $   619
                                                                    =======   =======   =======
ASSETS
United States.....................................................  $15,043   $14,114   $14,955
Other geographic areas............................................    4,696     3,493     2,289
Corporate assets..................................................      738       696       458
Eliminations......................................................     (755)     (963)     (593)
                                                                    -------   -------   -------
                                                                    $19,722   $17,340   $17,109
                                                                    =======   =======   =======


     Corporate assets are principally cash and temporary cash investments. Data on other geographic areas pertain to operations that are located outside the United States. Revenues from all international activities, including those in the table and exports, provided 23.3%, 19.1%, and 16.9% of consolidated revenues in 1995, 1994 and 1993, respectively.

  CONCENTRATIONS

     Historically, the Company has relied on a limited number of customers for a substantial portion of its total revenues. In terms of total revenues, the Company's largest customer has been AT&T, although other large customers may purchase more of any particular system or product line. The Company expects that a significant portion of its future revenues will continue to be generated by a limited number of customers. The loss of any of these customers or any substantial reduction in orders by any of these customers could materially adversely affect the Company's operating results. The Company does not have a concentration of available sources of supply of materials, labor, services or other rights that, if suddenly eliminated, could severely impact its operations.


11. FINANCIAL INSTRUMENTS

     In the normal course of business, AT&T has entered into various financial instruments, including derivative financial instruments, for purposes other than trading. A portion of such financial instruments related to the Company's Businesses have, as between AT&T and the Company, been assumed by the Company. Derivative financial instruments are not entered into for speculative purposes. These instruments include letters of credit, commitments to extend credit, guarantees of debt and foreign currency exchange contracts. Unless otherwise noted, the Company generally does not require collateral to support these financial instruments.

     By their nature, all such instruments involve risk, including the credit risk of nonperformance by counterparties, and the maximum potential loss may exceed the amount recognized in the balance sheet. The contract or notional amount of the financial instruments reflects the maximum amount of the Company's commitments to extend credit or the extent of involvement that the Company has in particular classes of financial instruments. At December 31, 1995 and 1994, the Company's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees is represented by the amount drawn and outstanding on those instruments. For forward and futures contracts, and option contracts, the contract or notional amounts do not represent exposure to credit loss.

     At December 31, 1995 and 1994, in management's opinion, there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. Exposure to credit risk is controlled through credit approvals, credit limits and monitoring procedures and management believes that the reserves for losses are adequate. The Company had no significant exposure to any individual customer or counterparty at December 31, 1995 and December 31, 1994. Letters of credit, commitments to extend credit and guarantees of debt may exist or expire without being drawn upon. Therefore, the total notional or contract amounts do not necessarily represent future cash flows.

     Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by the senior management of the Company. Management conducts regular reviews of all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company's reserve for possible credit and guarantee losses.

     For the years ended December 31, 1995 and December 31, 1994, no interest rate cap agreements had been entered into for the benefit of the Company. The Company may, in the future, enter into these or other types of derivative transactions as it judges prudent for the proper management of its business.

  LETTERS OF CREDIT

     Letters of credit are purchased guarantees that ensure the Company's performance or payment to third parties in accordance with specified terms and conditions.

  COMMITMENTS TO EXTEND CREDIT

     Commitments to extend credit are legally binding, conditional agreements generally having fixed expiration or termination dates and specified interest rates and purposes.

  GUARANTEES OF DEBT

     From time to time, the Company guarantees the financing for product purchases by customers and the debt of certain unconsolidated joint ventures. Requests for providing such guarantees are reviewed and approved by the senior management of the Company. The Company seeks to limit its exposure to credit risks in any single country or region. Certain financial guarantees are backed by amounts held in trust for the Company.

  FOREIGN CURRENCY EXCHANGE CONTRACTS


     Foreign currency exchange contracts, including forward, option and swap contracts are used to manage exposure to changes in currency exchange rates, principally Dutch guilders, Deutsche marks, and Japanese yen. Some of the contracts involve the exchange of two foreign currencies, according to local needs in foreign subsidiaries. The use of derivative financial instruments allows the Company to reduce its exposure to the risk that the eventual dollar net cash inflows and outflows resulting from the sale of products to foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates. The foreign exchange contracts are designated for firmly committed or forecasted purchases and sales. These transactions are generally expected to occur in less than one year for firmly committed sales and purchases. These gains and losses are deferred in other current assets and liabilities. Deferred gains and losses are recognized as adjustments to the underlying hedged transactions when the future sales or purchases are recognized, or immediately, if the commitment is canceled. Gains and losses on foreign exchange contracts that are designated for forecasted transactions are recognized in other income as the exchange rates change. At December 31, 1995 and 1994, deferred unrealized gains were $8 and $3 and deferred unrealized losses were $6 and $7, respectively.


 FAIR VALUE OF FINANCIAL INSTRUMENTS INCLUDING DERIVATIVE FINANCIAL INSTRUMENTS

     The tables below present the valuation methods and the carrying or notional amounts and estimated fair values of material financial instruments. The notional amounts represent agreed-upon amounts on which calculations of dollars to be exchanged are based. They do not represent amounts exchanged by the parties and, therefore, are not a measure of the instruments. The Company's exposure is limited to the fair value of the contracts with a positive fair value at the reporting date plus interest receivable, if any, at the reporting date.

            FINANCIAL INSTRUMENT                              VALUATION METHOD
Short-term debt.............................    The carrying amount is a reasonable estimate
                                                of fair value.
Letters of credit...........................    Fees paid to obtain the obligations.
Guarantees of debt..........................    Costs to terminate agreements.
Commitments to extend credit................    Costs to terminate agreements.
Foreign currency exchange contracts.........    Market quotes.

                                                                1995                    1994
                                                         -------------------     -------------------
                                                         CARRYING      FAIR      CARRYING      FAIR
                                                          AMOUNT      VALUE       AMOUNT      VALUE
                                                         --------     ------     --------     ------
ON BALANCE SHEET
Liabilities:
Debt sharing amount in anticipation of assumption of
  the commercial paper program.........................   $3,842      $3,842      $2,961      $2,961

                                                                                       AMOUNTS DRAWN
                                                            1995          1994           DOWN AND
                                                          CONTRACT/     CONTRACT/       OUTSTANDING
                                                          NOTIONAL      NOTIONAL      ---------------
                                                           AMOUNT        AMOUNT       1995      1994
                                                          ---------     ---------     -----     -----
DERIVATIVES AND OFF BALANCE SHEET INSTRUMENTS
Foreign exchange:.......................................
  Forward contracts.....................................
     Dutch guilders.....................................   $   324        $ 108
     Deutsche marks.....................................       131           27
     Japanese yen.......................................       304          393
     Other..............................................       327          262
                                                              ----         ----
                                                             1,086          790
  Swap contracts........................................        --          118
  Option contracts......................................         4           --
Letters of credit.......................................       659          640
Commitments to extend credit............................        16          119       $  13     $  34
Guarantees of debt......................................       598          368         296       280


                                                         CARRYING AMOUNT             FAIR VALUE
                                                      ---------------------     ---------------------
                                                       ASSET      LIABILITY      ASSET      LIABILITY
                                                      -------     ---------     -------     ---------
1995
Foreign exchange forward contracts..................  $    16      $     10     $    11      $     15
Letters of credit...................................       --            --           2            --
1994
Foreign exchange forward contracts..................  $     7      $     12     $     9      $     28
Foreign exchange swap contracts.....................       --             5           5             4
Letters of credit...................................       --            --           1            --

12. TRANSACTIONS WITH AT&T

     For the years 1995, 1994 and 1993, the Company had $2,119, $2,137, and $1,967, respectively, of revenues from AT&T. At December 31, 1995 and 1994, the related receivables amounted to $291 and $81, respectively.

     AT&T has allocated general corporate overhead expenses amounting to $372, $358 and $312 in 1995, 1994 and 1993, respectively. Additionally, the Company incurred expenses for long distance services provided by AT&T of $80, $93 and $92 for the years ended December 31, 1995, 1994 and 1993, respectively. Amounts payable to AT&T were $25 at December 31, 1995 and 1994.

     Rights, title and interest in certain lease receivables for business communication equipment are sold at a discount to AT&T's finance subsidiary, AT&T Capital Corporation. The Company acts as an agent to bill and collect such receivables. The Company has agreed to repurchase certain of these lease receivables in the event of a default thereon. At December 31, 1995 and 1994, $206 and $208, respectively, of such receivables had recourse to the Company in the event of default.

     In connection with the Separation, AT&T has agreed to prepay prior to the closing of the Offerings $500 to the Company, which amount will be applied to accounts receivable from AT&T that are due and payable on or after January 1, 1997 for the purchase of products, services and licensed materials from the Company.

13. COMMITMENTS AND CONTINGENCIES


     In the normal course of business, the Company is subject to proceedings, lawsuits and other claims, including proceedings under government laws and regulations related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 1995 cannot be ascertained. While these matters could affect the operating results of any one quarter when resolved in future periods, and while there can be no assurance with respect thereto, management believes that after final disposition, any monetary liability or financial impact to the Company beyond that provided for at year-end would not be material to the annual consolidated financial statements.



     The Company's current and historical manufacturing and research operations are subject to a wide range of environmental protection laws in the United States and other countries. In the United States, these laws often require parties to fund remedial action regardless of fault. The Company has remedial and investigatory activities, including assessment and cleanup work, underway at 46 current and former manufacturing, laboratory and recycling facilities to comply, or to determine compliance, with applicable environmental protection laws. AT&T and its subsidiaries have been listed as potentially responsible parties ("PRPs") at numerous "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or comparable state statutes, either by a government agency (which may have either sought information concerning AT&T's connection to the site, or may have sought from AT&T participation in site cleanup work or contribution toward the cost of site cleanup), or by a private party seeking contribution to site cleanup costs. Under the terms of the Separation and Distribution Agreement (as defined herein), the Company will assume or indemnify AT&T for all liabilities primarily relating to, arising out of or resulting from (i) the operation of the Company Business (as defined herein) as conducted at any time prior to, on or after the Closing Date or (ii) any Company Assets (as defined herein), including, without limitation, those associated with these sites. It is often difficult to estimate the future impact of environmental matters, including potential liabilities. Although the Company believes that its reserves are adequate, there can be no assurance that the amount of capital expenditures and other expenses which will be required to complete remedial actions and to comply with applicable environmental laws will not exceed the amounts reflected in the Company's reserves or will not have a material adverse effect on the financial condition of the Company or on the Company's results of operations.



     One of the Company's multi-year contracts is with Pacific Bell for the provision of a broadband network based on hybrid fiber-coaxial cable technology. Implementation difficulties and cost overruns have arisen under this contract, which may result in claims being made by the parties under the contract. The Company and Pacific Bell are conducting negotiations in an effort to resolve outstanding issues and potential claims. The Company's historical financial statements reflect a reserve relating to this contract. Based on the future negotiations with Pacific Bell, the Company will continue to assess the adequacy of this reserve.



     The Company leases land, buildings and equipment through contracts that expire in various years, through 2004. Rental expense under operating leases was $209 in 1995, $183 in 1994 and $202 in 1993. The table below shows the future minimum lease payments due under noncancelable operating leases at December 31, 1995. Such payments total $245.


                                                                                            LATER
                                          1996      1997      1998      1999      2000      YEARS
                                          -----     -----     -----     -----     -----     -----
Operating leases........................   $85       $59       $40       $26       $13       $22

14. SUBSEQUENT EVENTS

     In connection with the Separation and Distribution, the Company, AT&T and NCR Corporation, a wholly owned subsidiary ("NCR"), executed and delivered the Separation and Distribution Agreement, dated as of February 1, 1996 (the "Separation and Distribution Agreement"), and certain related agreements which are summarized below. This summary is qualified in all respects by the terms of the Separation and Distribution Agreement and such related agreements.

          SEPARATION AND DISTRIBUTION AGREEMENT

     Pursuant to the Separation and Distribution Agreement, AT&T will transfer to the Company substantially all of the assets and liabilities associated with the Company's Business, other than accounts receivable having a face amount of approximately $2,000.


     The Separation and Distribution Agreement, among other things, provides that the Company will indemnify AT&T and NCR for all liabilities relating to the Company's business and operations and for all contingent liabilities relating to the Company's business and operations or otherwise assigned to the Company. In addition to contingent liabilities relating to present or former businesses of the Company, any contingent liabilities related to AT&T's discontinued computer operations (other than those of NCR) have been assigned to the Company. In addition, the Separation and Distribution Agreement provides for the sharing of contingent liabilities not allocated to one of the parties, in the following proportions: AT&T: 75%, the Company: 22%, and NCR: 3%. The Separation and Distribution Agreement also provides that each party will share specified portions of contingent liabilities related to the business of any of the other parties that exceed specified levels.


          EMPLOYEE BENEFITS AGREEMENT

     The Company entered into an agreement which governs its employee benefit obligations with respect to actual employees as well as retirees assigned to the Company. This agreement provides that, from the Separation until the Distribution, the Company will be a "Participating Company" in AT&T employee benefit plans and will bear its allocable share of costs for benefits and administration under these plans. Immediately after the Distribution, pension plan assets will be divided between AT&T pension plans and the Company's pension plans so that each plan will receive the legally required minimum and a sufficient amount of additional assets to ensure continued compliance with the existing AT&T pension funding policy. Any trust assets in excess of the funding policy level will be divided equally between the trusts of AT&T and the Company with respect to such qualified plans. Liability under the AT&T plans relating to the Company's employees or retirees will be assumed by the Company's plans.

          FEDERAL, STATE AND LOCAL TAX ALLOCATION AGREEMENTS

     The Company has entered into agreements with AT&T and its other domestic subsidiaries that apply to income taxes attributable to the period from the Company's incorporation through the Distribution. The agreements set forth principles to be applied in allocating tax liability among those entities filing returns on a consolidated or combined basis.

          TAX SHARING AGREEMENT

     The Company has entered into an agreement with AT&T and NCR that governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax periods ending or deemed to end on the date of the Distribution. Under such agreement, adjustments to taxes that are clearly attributable to the business of one party will be borne solely by that party. Adjustments to all other tax liabilities generally will be borne 75% by AT&T, 22% by the Company and 3% by NCR.

          GENERAL PURCHASE AGREEMENT


     The Company and AT&T have entered into the General Purchase Agreement and various related and supplemental agreements which govern transactions pursuant to which the Company provides products, licensed materials and services to AT&T and certain designated AT&T affiliates. AT&T commits therein that payments made to the Company (commencing January 1, 1996) for purchases of products, licensed materials and services by AT&T and such designated affiliates will total at least $3,000 cumulatively for the calendar years 1996, 1997 and 1998. If that commitment is not fulfilled by December 31, 1998, interest is payable on the shortfall until the $3,000 purchase commitment is met. Such interest is the sole remedy for any shortfall.


          INTERIM SERVICES AND SYSTEMS REPLICATION AGREEMENT; REAL ESTATE
SHARING


     The Company, AT&T and NCR have entered into an agreement governing the provision by each to one or more of the others on an interim basis of certain data processing and telecommunications services and certain corporate support services on specified terms. Specified charges are generally intended to allow the providing company to recover the fully allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit. Such agreement also provides for the replication and transfer of certain computer systems on specified terms. With limited exceptions, these interim services are not expected to extend beyond January 1, 1998 and many are expected to terminate at or prior to the Distribution. AT&T, the Company and NCR also have entered into various leases and sublease arrangements for the sharing of certain facilities for a transitional period on commercial terms. In the case of owned real estate to be leased, the lease terms will be either two or three years, except that a limited number of leases may be terminated on 90 days' notice by the tenant. In the case of subleases or sub-subleases of property, the lease term will generally coincide with the remaining term of the primary lease or sublease, respectively.


          BRAND LICENSE AGREEMENT

     The Company and AT&T have entered into the Brand License Agreement, pursuant to which the Company will have rights, on a royalty-free basis, to continue to use the AT&T brand for specified transition periods following the closing of the Offerings. Under the Brand License Agreement, the Company will be entitled to use the AT&T brand, alone or in combination with the Company's brand, for the sale of consumer products and services and business communications systems and services for a period of one year following the closing of the Offerings. After the initial one-year period, the Company will be entitled to continue to use the AT&T brand on these products, systems and services, but only in combination with the Company's brand, for an additional three-year period. The right to use the AT&T brand, alone or in combination with the Company's brand, in connection with certain leased products or maintenance contracts will extend for 66 months after the closing of the Offerings. The Brand License Agreement permits the Company to use the AT&T brand on the Company's other products, systems and services until the earlier of the Distribution or six months after the closing of the Offerings. In addition, the Company may use the AT&T brand after these time periods to the extent necessary to deplete pre-existing inventory.

          FINANCING

     The Company entered into a Competitive Advance and Revolving Credit Facility Agreement, dated as of February 1, 1996, with Chemical Bank, as agent (the "Initial Working Capital Facility"), pursuant to which the Company may borrow up to $1,000 subject to the terms and conditions thereof. In addition, AT&T intends to issue up to approximately $4,000 of short-term debt under a commercial paper facility ("Commercial Paper Program"), which will be assumed by the Company in respect of the debt sharing amount under the Debt Sharing Agreement.

          ACQUISITIONS OF CERTAIN PHILIPS OPERATIONS


     On February 7, 1996, the Company will acquire several operations of Philips Electronics, N.V. for approximately $260. This acquisition augments the Company's global position in the development, manufacturing and marketing of Synchronous Digital Hierarchy, Global System Mobile and Fixed Wireless Systems. This acquisition is not expected to have a material impact on the Company's results of operations.


          LONG TERM INCENTIVE PLAN

     The Company intends to adopt the 1996 Long Term Incentive Plan, under which stock options, stock appreciation rights ("SARs") and other awards would be granted. Details of the Plan are described elsewhere in this prospectus. No grants under this Plan have been made at December 31, 1995.

     Under AT&T's Long Term Incentive Program, certain employees of the Company are eligible for the grant of stock options, SARs, either in tandem with stock options or free standing, and other awards. Pending AT&T's distribution of all of its interest in the Company, AT&T stock awards held by Company employees will remain outstanding as AT&T stock awards. If any such AT&T stock options are exercised or any such AT&T stock awards vest or are delivered, the Company will reimburse AT&T for the difference between the exercise price and AT&T's common stock market price on the date of exercise, in the case of stock options, and for the market value of AT&T common stock on the date of vesting or delivery, in the case of stock awards.


     Immediately following the Distribution, outstanding awards under the AT&T Long Term Incentive Program held by Company employees will be replaced by substitute awards under the Company's 1996 Stock Plan. The substitute awards will have the same ratio of the exercise price per option to the market value per share, the same aggregate difference between market value and exercise price and the same vesting provisions, option periods and other terms and conditions as the AT&T options and SARs they replace. The formula for determining the total number of substitute awards to be issued to Company employees depends on an average of the respective market values of AT&T's and the Company's common stock during the five trading days immediately preceding the ex-dividend date for the Distribution. The formula is a fraction, with the average market value of AT&T's common stock as the numerator and with the average market value of the Company's common stock as the denominator, multiplied by the number of AT&T stock options, SARs and other stock awards held by Company employees at the Distribution date. Accordingly, the Company cannot currently determine the number of shares of its common stock that will be subject to substitute awards after the Distribution.



     At December 31, 1995, there were approximately 7.8 million shares of AT&T Common Stock subject to options and other stock awards for AT&T Common Stock held by Company employees. Approximately 4.7 million of such options and awards were exercisable at December 31, 1995. Using AT&T's closing price at December 31, 1995 ($64.75) and a price of $23.50 per share of the Company's Common Stock (the mid-point of the range set forth on the cover page of this Prospectus), the foregoing number of shares subject to AT&T stock options and other awards would be replaced by options and other awards on 21.5 million shares of the Company's common stock.

15. QUARTERLY INFORMATION (UNAUDITED)


                                              FIRST      SECOND      THIRD      FOURTH(1)   TOTAL
                                              ------     -------     ------     ------     -------
1995
Total revenues..............................  $4,159     $ 5,083     $4,744     $7,427     $21,413
Gross margin................................   1,850       2,251      2,042      2,325       8,468
Net income (loss)...........................     (22)        159         13     (1,017)       (867)
1994
Total revenues..............................  $4,052     $ 4,665     $4,776     $6,272     $19,765
Gross margin................................   1,740       2,028      2,006      2,654     $ 8,428
Net income (loss)...........................     (43)         78         44        403         482


---------------
(1) 1995 includes pre-tax charges of $2,801 ($1,847 after taxes), to cover restructuring costs of $2,613 and asset impairment and other charges of $188. (See Note 5.)

                                                                     SCHEDULE II

                            LUCENT TECHNOLOGIES INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                  IN MILLIONS


                                                          COLUMN C
                                                  -------------------------
                                   COLUMN B               ADDITIONS                             COLUMN E
                                 ------------     -------------------------                    ----------
           COLUMN A               BALANCE AT      CHARGED TO     CHARGED TO      COLUMN D      BALANCE AT
-------------------------------   BEGINNING        COSTS &         OTHER        ----------        END
          DESCRIPTION             OF PERIOD        EXPENSES       ACCOUNTS      DEDUCTIONS     OF PERIOD
-------------------------------  ------------     ----------     ----------     ----------     ----------
Year 1995
  Allowance for Doubtful
     Accounts..................       206               94            (3)            49             248
  Reserves related to business
     restructuring and facility
     consolidation.............       133            1,788             0              0           1,921
  Deferred tax asset valuation
     allowance.................        96               46             0              0             142
  Inventory valuation
     reserves..................       591              336(a)          0            137             790
Year 1994
  Allowance for Doubtful
     Accounts..................       143               82            17             36             206
  Reserves related to business
     restructuring and facility
     consolidation.............       205                0            26             98             133
  Deferred tax asset valuation
     allowance.................       123                0             0             27              96
  Inventory valuation
     reserves..................       521              174             0            104             591
Year 1993
  Allowance for Doubtful
     Accounts..................       139               67            (2)            61             143
  Reserves related to business
     restructuring and facility
     consolidation.............       233               37           (53)            12             205
  Deferred tax asset valuation
     allowance.................        84               39             0              0             123
  Inventory valuation
     reserves..................       488              137             0            104             521


---------------

(a) Includes $194 related to business restructuring in the fourth quarter of 1995.

              [Alternate Cover Page for International Prospectus]
PROSPECTUS (Subject to Completion)

Issued March 12, 1996



                               111,000,000 Shares


                              LUCENT TECHNOLOGIES
                                  COMMON STOCK
                            ------------------------
                                                                      LOGO

OF THE 111,000,000 SHARES OF COMMON STOCK BEING OFFERED, 14,000,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE
   INTERNATIONAL UNDERWRITERS AND 97,000,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. ALL
     OF THE SHARES OF COMMON STOCK ARE BEING OFFERED BY LUCENT TECHNOLOGIES INC., WHICH IS CURRENTLY A WHOLLY OWNED SUBSIDIARY OF AT&T CORP.
       PRIOR TO THE OFFERINGS, THERE HAS BEEN NO PUBLIC MARKET FOR THE
       COMMON STOCK. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC
        OFFERING PRICE WILL BE BETWEEN $22 AND $25 PER SHARE. SEE
         "UNDERWRITING" FOR A DISCUSSION OF THE FACTORS CONSIDERED IN
                 DETERMINING THE INITIAL PUBLIC OFFERING PRICE.

AFTER THE OFFERINGS, AT&T WILL OWN APPROXIMATELY 82.5% (80.4% IF THE U.S. UNDERWRITERS EXERCISE THEIR OVERALLOTMENT OPTION IN FULL) OF THE COMMON STOCK.
  AT&T HAS ANNOUNCED ITS INTENTION, SUBJECT TO SATISFACTION OF CERTAIN CONDITIONS, TO DIVEST ITS OWNERSHIP INTEREST IN THE COMPANY BY DECEMBER
    31, 1996 BY MEANS OF A TAX-FREE DISTRIBUTION TO ITS SHAREHOLDERS. SEE "ARRANGEMENTS BETWEEN THE COMPANY AND AT&T."

                            ------------------------

 THE COMMON STOCK HAS BEEN APPROVED FOR LISTING, SUBJECT TO OFFICIAL NOTICE OF
                    ISSUANCE ON THE NEW YORK STOCK EXCHANGE


                             UNDER THE SYMBOL "LU."

                            ------------------------

   SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR INFORMATION CONCERNING CERTAIN
          FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED
            UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                OFFENSE.

      --------------------------------------------------------------------------

                             PRICE $       A SHARE

                                ----------------


                                                          UNDERWRITING
                                        PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                         PUBLIC          COMMISSIONS(1)      THE COMPANY(2)
                                    ----------------    ----------------    ----------------
Per Share(3)..................             $                   $                   $
Total(4)......................             $                   $                   $


------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


    (2) Before deducting expenses payable by the Company estimated at $12,000,000.



    (3) Each Share will have attached one Preferred Share Purchase Right which will initially trade together with the Share.



    (4) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 16,650,000 additional shares of Common Stock at the Price to Public less Underwriting Discounts and Commissions for the purpose of covering overallotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions
        and Proceeds to the Company will be $        , $        and $        ,
        respectively. See "Underwriting."

                            ------------------------

    The shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares will be
made on or about            , 1996 at the office of Morgan Stanley & Co.
Incorporated, New York, N.Y., against payment therefor in same-day funds.
                            ------------------------
                           Joint Global Coordinators
MORGAN STANLEY & CO.                                        GOLDMAN, SACHS & CO.
         Incorporated
                            ------------------------

MORGAN STANLEY & CO.                                 GOLDMAN SACHS INTERNATIONAL
           International

                      MERRILL LYNCH INTERNATIONAL LIMITED


DEUTSCHE MORGAN GRENFELL


                           PARIBAS CAPITAL MARKETS


                                                 SBC WARBURG


                                                 A Division of Swiss Bank
                                                 Corporation


                                                          UBS LIMITED


BEAR, STEARNS INTERNATIONAL LIMITED


                CS FIRST BOSTON


                       J.P. MORGAN SECURITIES LTD.


                                            PAINEWEBBER INTERNATIONAL

          , 1996

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     UNTIL               , 1996 (25 DAYS AFTER COMMENCEMENT OF THE OFFERINGS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

     For investors outside the United States: No action has been or will be taken in any jurisdiction by the Company or by any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

     In this Prospectus references to "dollars" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.
                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         -----
Prospectus Summary....................       3
Risk Factors..........................       9
The Company...........................      15
Use of Proceeds.......................      17
Dividend Policy.......................      17
Certain Transactions in Connection
  with the Offerings..................      18
Capitalization........................      20
Selected Financial Data...............      21
Pro Forma Condensed Financial
  Statements..........................      22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................      24
Business..............................      36

                                         PAGE
                                         -----
Management............................      54
Arrangements Between the Company and
  AT&T................................      72
Principal Stockholder.................      87
Description of Capital Stock..........      88
Shares Eligible for Future Sale.......      94
Certain United States Tax Consequences
  to Non-United States Holders........      95
Underwriting..........................      96
Legal Matters.........................      99
Experts...............................      99
Available Information.................      99
Index to Financial Statements.........     F-1


                            ------------------------

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------


     This Prospectus contains trademarks, service marks or registered marks of the Company, AT&T Corp. ("AT&T"), their respective subsidiaries, and other companies, as indicated.

                            ------------------------

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of the Common Stock applicable to Non-United States Holders of such Common Stock. For the purpose of this discussion, a "Non-United States Holder" is any holder that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership or a non-resident fiduciary of a foreign estate or trust as such terms are defined in the Code. This discussion does not deal with all aspects of United States federal income and estate taxation and does not deal with foreign, state and local tax consequences that may be relevant to Non-United States Holders in light of their personal circumstances. Furthermore, the following discussion is based on current provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change. PROSPECTIVE FOREIGN INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF COMMON STOCK.

DIVIDENDS

     Generally, any dividend paid to a Non-United States Holder of Common Stock will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Under current United States Treasury Regulations (the "U.S. Regulations"), dividends paid to an address outside the United States are presumed to be paid to a resident of such country (absent knowledge that such presumption is not warranted) for purposes of the withholding discussed above and, under the current interpretation of the U.S. Regulations, for purposes of determining applicability of a tax treaty rate. However, under proposed U.S. Regulations not currently in effect, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from such withholding tax. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to United States person. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected With the Conduct of Business in the United States) each year with the Company or its paying agent prior to the payment of the dividends for such year.

     In addition to the graduated tax described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business of the corporate Non-United States Holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

     A Non-United States Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS. In the event that dividends from the Company are not out of current or accumulated earnings and profits (see "Dividend Policy"), a Non-United States Holder of Common Stock may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN OR DISPOSITION OF COMMON STOCK

     A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of his Common Stock unless: (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder; (ii) the Non-United States Holder is an individual who holds such Common Stock as a capital asset and who is present in the

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs and certain other conditions are met; or (iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. The Company has determined that it is not and does not believe that it will become a "United States real property holding corporation" for federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-United States Holder at an address within the United States may be subject to backup withholding at a rate of 31% if the Non-United States Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding will generally not apply to dividends paid to Non-United States Holders at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person).

     The payment of the proceeds of the disposition of Common Stock to or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certified its non-United States status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a Non-United States Holder of Common Stock outside the United States through a foreign office of a broker will not be subject to backup withholding. However, information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States through an office outside the United States of a broker that is (a) a United States person, (b) a United States "controlled foreign corporation" for U.S. tax purposes or (c) a foreign person 50% or more of whose gross income for certain periods is from the conduct of a United States trade or business unless such broker has documentary evidence in its files of the owner's foreign status and has no actual knowledge to the contrary or the holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

ESTATE TAX

     An individual Non-United States Holder who owns Common Stock at the time of his death or has made certain lifetime transfers of an interest in Common Stock will be required to include the value of such Common Stock in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

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